    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1996

                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                           ALL-COMM MEDIA CORPORATION
              (EXACT NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                    NEVADA                         7389
           (STATE OF INCORPORATION)     (PRIMARY STANDARD INDUSTRIAL        88-0085608
                                         CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
                                                                       (I.R.S. EMPLOYER

                             ------------------------
                         400 CORPORATE POINTE, SUITE 780
                         CULVER CITY, CALIFORNIA 90230
                                 (310) 342-2800
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 MR. BARRY PETERS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           ALL-COMM MEDIA CORPORATION
                        400 CORPORATE POINTE, SUITE 780
                         CULVER CITY, CALIFORNIA 90230
                                 (310) 342-2800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                    COPIES TO:

                       ROBERT A. ZUCCARO, ESQ.                                           IRWIN M. ROSENTHAL, ESQ.
                     JONES, DAY, REAVIS & POGUE                                    RUBIN BAUM LEVIN CONSTANT & FRIEDMAN
                        599 LEXINGTON AVENUE                                               30 ROCKEFELLER PLAZA
                      NEW YORK, NEW YORK 10022                                           NEW YORK, NEW YORK 10112
                           (212) 326-3939                                                     (212) 698-7700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act') check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                       PROPOSED
                                                                                       MAXIMUM
                                                                     NUMBER TO      OFFERING PRICE   PROPOSED MAXIMUM  AMOUNT OF
                                                                         BE          PER SHARE OR        AGGREGATE    REGISTRATION
         TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED          REGISTERED       WARRANT(1)     OFFERING PRICE(1)   FEE

 Common Stock, par value $.01 per share(2)........................    1,725,000      $     5 1/32       $ 8,678,907     $2,630
 Representative's Warrants(3).....................................      150,000      $   --             $  --           $- 0 -(4)
 Common Stock, par value $.01 per share(5)(6).....................      150,000      $     5 1/32       $   754,688     $  229
 Common Stock, par value $.01 per share(7)........................    1,344,468      $     5 1/32       $ 6,764,355     $2,050
                                                                                                                        ---------
     Total Registration Fee.......................................                                                      $4,909

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.
(2) Includes 225,000 shares subject to the Underwriters' over-allotment options granted by the Company and certain selling stockholders.
(3) To be issued to LT Lawrence & Co., Inc. (the 'Representative').
(4) Pursuant to Rule 457(g), no registration fee is payable.
(5) Represents shares issuable upon exercise of the Representative's Warrants.
(6) Pursuant to Rule 416, the Company is also registering such additional shares as may become issuable to the holders of the Representative's Warrants pursuant to the anti-dilution provisions thereof.
(7) Represents 94,468 shares owned outright and 1,250,000 shares issuable upon conversion of the Company's Class B Convertible Preferred Stock, par value $.01 per share, to be sold by certain selling stockholders on a delayed basis, and not as part of the underwritten offering.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                 SUBJECT TO COMPLETION, DATED OCTOBER 17, 1996

PROSPECTUS

                           ALL-COMM MEDIA CORPORATION
                              1,500,000 SHARES OF
                                  COMMON STOCK

     AS DESCRIBED BELOW, THE OFFERING OF AN ADDITIONAL 1,344,468 SHARES OF COMMON STOCK IS BEING REGISTERED BY CERTAIN STOCKHOLDERS OF THE COMPANY (THE 'DELAYED SELLING STOCKHOLDERS'); HOWEVER SUCH SHARES OF COMMON STOCK WILL BE OFFERED ON A DELAYED BASIS, AND NOT AS PART OF THE UNDERWRITTEN OFFERING.
                            ------------------------

     This Prospectus relates to an offering (the 'Offering') of 1,500,000 shares of common stock, par value $.01 per share (the 'Common Stock'), of which 1,400,000 shares are being offered by All-Comm Media Corporation ('All-Comm' or the 'Company') and 100,000 shares are being offered by certain stockholders of the Company (the 'Selling Stockholders'). The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. See 'Principal and Selling Stockholders.' The Common Stock is quoted on The Nasdaq SmallCap MarketSM under the symbol 'ALCM.' On October 16, 1996 the last sale price of the Company's Common Stock, as reported by The Nasdaq SmallCap MarketSM, was $5 1/32 per share. See 'Price Range of Common Stock.'

     This Prospectus also relates to the sale of 1,344,468 shares of Common Stock (the 'Delayed Stock') by the Delayed Selling Stockholders of which 94,468 shares are currently owned by certain of the Delayed Selling Stockholders and 1,250,000 shares are issuable upon conversion of shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the 'Series B Preferred Stock'). The Delayed Stock will be offered on a delayed basis and not as part of the Offering. The Company will not receive any proceeds from the sale of the Delayed Stock by the Delayed Selling Stockholders. See 'Delayed Selling Stockholders and Plan of Distribution.'

     SEE 'RISK FACTORS' BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
       ANY   REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL  OFFENSE.

                                                              UNDERWRITING                                   PROCEEDS TO
                                           PRICE              DISCOUNTS AND           PROCEEDS TO              SELLING
                                         TO PUBLIC           COMMISSIONS(1)           COMPANY(2)            STOCKHOLDERS
 Per Share.......................            $                      $                      $                      $
  Total(3).......................            $                      $                      $                      $

(1) Does not include (a) warrants (the 'Representative's Warrants') to be issued to LT Lawrence & Co., Inc. (the 'Representative'), in its individual capacity and not as representative of the underwriters (the 'Underwriters') to purchase 150,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price per share and (b) a non-accountable expense allowance payable to the Representative equal to 3% of the gross proceeds of the Offering. The Representative's Warrants are exercisable for a period of four years commencing one year from the date of this Prospectus. The Representative may allow to certain dealers, and such dealers may reallow, concessions and a portion of the Representative's Warrants. The Company has agreed to indemnify the Underwriters against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated to be $       .

(3) The Company, the Selling Stockholders and certain other stockholders (the 'Over-Allotment Selling Stockholders') have granted to the Underwriters options, exercisable within 45 days of the date hereof, to purchase, in the aggregate, up to 225,000 additional shares of Common Stock, upon the same terms and conditions as the shares of Common Stock offered hereby, solely to cover over-allotments, if any. If the Underwriters exercise the over-allotment options in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, Proceeds to Selling Stockholders and the proceeds to the Over-Allotment Selling Stockholders
    will be $      , $       , $       , $       and $      , respectively.  The
    Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders and the Over-Allotment Selling Stockholders. See 'Principal and Selling Stockholders' and 'Underwriting.'
                            ------------------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. It is expected that delivery of the shares to the Underwriters will be made against payment therefor on or about
                  , 1996, at the office of LT Lawrence & Co., Inc., 3 New York Plaza, New York, New York 10004.
                            ------------------------
                            LT LAWRENCE & CO., INC.

                                            , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                 [Photographs]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK ON THE OVER-THE-COUNTER MARKET OR OTHERWISE AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information, including the financial statements and the notes thereto, included elsewhere in this Prospectus. All-Comm conducts its business through two wholly-owned operating subsidiaries: Stephen Dunn & Associates, Inc. ('SD&A') and Metro Services Group, Inc. ('Metro'). SD&A was acquired by Alliance Media Corporation ('Alliance'), which was simultaneously acquired by the Company, in April 1995. Metro was acquired by the Company in October 1996. References to 'All-Comm' and the 'Company' include All-Comm Media Corporation (and predecessor entities) and its consolidated subsidiaries, Alliance, SD&A and Metro, unless the context otherwise requires. Unless indicated otherwise, the information in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised. The Company's fiscal year ends on June 30 of each year. All share and per share information has been adjusted to reflect a one-for-four reverse stock split of the Common Stock effected August 22, 1995. Certain capitalized terms used in the Prospectus Summary are defined elsewhere in this Prospectus. Certain totals contained herein may not add due to rounding adjustments.

                                  THE COMPANY

     All-Comm provides database management services, custom telemarketing/telefundraising services and other direct marketing services to a diverse group of approximately 600 clients located throughout the United States. These services include customer and market data analysis, database creation and analysis, data warehousing, merge/purge, predictive behavioral modeling, list processing, brokerage and management, data enhancement, other direct marketing information services and custom outbound telemarketing/telefundraising services. Through this combination of services, the Company assists its clients in defining target markets and uses sophisticated data analysis to support and track the results of clients' direct marketing campaigns. The Company believes its expertise in applying these direct marketing tools increases the productivity of its clients' marketing expenditures.

     The Company's value-added premium services have enabled it to become a leading provider of database management services, custom telemarketing/telefundraising services and other direct marketing services to performing arts and cultural institutions in the United States. The Company's clients include Lincoln Center for the Performing Arts, Kennedy Center for the Performing Arts, Art Institute of Chicago, Dallas Symphony, Carnegie Hall, New York Philharmonic, Los Angeles Philharmonic, Boston Symphony, Atlanta Opera, Detroit Symphony, New York University, UCLA and numerous public broadcasting stations. In addition, the Company renders database management and direct marketing services to such commercial clients as The Shubert Organization, Crain Communications, The CIT Group, 3Com Corporation, Mitsubishi Electronics and UNOCAL. Since January 1996, the Company has begun providing services to new clients including Seattle Art Museum, Walt Disney Company, Avery Dennison, Countrywide Insurance and Nomura Asset Capital Corporation. Giving effect to the Company's acquisition of Metro, on a pro forma basis, revenues for the Company's fiscal year ended June 30, 1996 were $24.0 million.

     The Company utilizes industry specific knowledge and proprietary database software applications developed at its data center in New York City to produce customized data management and direct marketing solutions for its clients. The Company's custom telemarketing/telefundraising services are conducted both on-site at client-provided facilities and also at the Company's calling center in Berkeley, California. By providing these services, the Company seeks to become an integral part of its clients' marketing programs, which the Company believes fosters long-term client relationships and provides opportunities for recurring revenues and business growth.

     All-Comm's objective is to further capitalize on its competitive strengths to become a leading provider of value-added premium services beyond the performing arts and cultural markets. To achieve this goal, the Company plans to
(i) increase the range of services provided, through acquisitions, strategic alliances and internal growth, to include or expand services such as direct mail, print and lettershop services, media services and creation of content for electronic and interactive media including the Internet and other on-line services, and (ii) utilize its technological skills and depth of experience in direct marketing services in order to increase its penetration of targeted industries. These targeted industries include publishing, live entertainment and events marketing, public broadcasting, financial services (including credit card, home mortgage and home equity services), education, travel and leisure and healthcare.

     The Company is considering several acquisitions in order to enlarge its core competencies and enable it to enter new markets and increase its potential for cross-selling, although no agreement, definitive or otherwise, with respect to any of such potential acquisitions has been reached. No assurance can be given that the Company will complete either the acquisitions currently under consideration or any other acquisitions or that any acquisition, if completed, will be successful.

INDUSTRY OVERVIEW

     The use of direct marketing by businesses to target and communicate with customers has increased over the last few years due in part to the relative cost efficiency of direct marketing compared to mass marketing methods, as well as the rapid development of more powerful and more cost-effective information technology and data capture capabilities. According to the Direct Marketing Association (the 'DMA'), expenditures for direct marketing services in 1995 were approximately $134.0 billion, the largest component of which, $54.1 billion, was attributable to telemarketing. The DMA has estimated that annual telemarketing expenditures may grow to $78.9 billion by the year 2000. According to other industry sources, total expenditures for database management services in the United States, including services used by direct marketing and other industries, were estimated to have been $3.2 billion in 1993 and are projected to grow at a compound annual rate of 29% through 1998.

     The direct marketing industry is extremely fragmented. According to industry sources, there are over 11,000 direct marketing service and database service businesses in the United States. The Company believes that most of such businesses are small, specialized companies which offer limited services and/or limited expertise and industry specialization. However, industry consolidation has increased in the last few years resulting in a greater number of large companies providing services similar to those provided by the Company. The Company believes that much of this consolidation is due to: (i) the economies of scale expected to be obtained by direct marketing service providers in hardware, software and other marketing resources; (ii) the objective of direct marketing service providers to cross-sell services; and (iii) the growing need to coordinate various components of direct marketing and media programs within a single, reliable environment. The Company believes these trends are likely to continue due in part to client demand for more cost-effective service to perform increasingly complex functions that support such marketing and media programs.

     The Company believes that more businesses will seek to utilize providers of marketing information systems and data analysis, enhancement and management services, such as the Company, to identify customer attributes and behaviors, in order to apply direct marketing methodologies to a wider range of marketing mediums.

STRATEGY

     All-Comm's strategy to enhance its position as a value-added premium provider of database management, custom telemarketing/telefundraising services and other direct marketing services is to:

      Increase revenues by expanding the range of services offered and by cross-selling;

      Deepen market penetration in new industries and market segments as well as those currently served by the Company;

      Further develop existing and create new proprietary database software and database management applications;

      Increase capacity for telemarketing/telefundraising services and enhance on-site data and calling systems; and

      Pursue strategic acquisitions, joint ventures and marketing alliances to expand services offered and industries served.

                            ------------------------

     The Company's principal executive offices are located at 400 Corporate Pointe, Suite 780, Culver City, California 90230 and its telephone number is
(310) 342-2800.

                                  THE OFFERING

Common Stock Offered by the Company................  1,400,000 shares(1)

Common Stock Offered by the Selling Stockholders...  100,000 shares(1)
     Total Common Stock Offered Pursuant to the
       Offering....................................  1,500,000 shares(1)

Common Stock Offered by the Delayed Selling
  Stockholders.....................................  This Prospectus  also  relates  to the  offer  and  sale  of
                                                     1,344,468  shares  of Common  Stock  by the  Delayed Selling
                                                     Stockholders. See 'Delayed Selling Stockholders and Plan  of
                                                     Distribution.'(2)

Common Stock to be Outstanding Following the
  Offering.........................................  6,505,407 shares(1)(3)

Use of Proceeds....................................  Of  the estimated $6.2 million  net proceeds of the Offering to the Company, approximately  $4.0 million will be  applied to expand the Company's business by investing in technology, technical  support,  sales and  marketing personnel  and for
                                                     advertising  and  promoting   the  Company's  services.   In
                                                     addition, approximately $1.0 million of such proceeds may be used to repay indebtedness related to the Metro acquisition.
                                                     The  balance  of  such  proceeds will  be  used  for general corporate purposes, including possible future  acquisitions.
                                                     See 'Use of Proceeds.'

Dividend Policy....................................  The  Company intends to  retain future earnings,  if any, to finance the  growth  and  development of  its  business  and therefore  does not anticipate paying  cash dividends on the
                                                     Common  Stock  in  the  foreseeable  future.  See  'Dividend
                                                     Policy.'

Listing............................................  The Common Stock is quoted and traded on The Nasdaq SmallCap
                                                     MarketSM under the symbol 'ALCM.'

Risk Factors.......................................  See  'Risk Factors' beginning on page  9 for a discussion of certain  material  factors  that  should  be  considered  by prospective purchasers of the Common Stock.

------------

(1) Does not include up to 225,000 shares of Common Stock that may be sold by the Company, certain of the Selling Stockholders and certain of the Over-Allotment Selling Shareholders pursuant to the Underwriters' over-allotment options. See 'Principal and Selling Stockholders' and 'Underwriting.'

(2) 94,468 of these shares of Common Stock are currently owned outright by certain of the Delayed Selling Stockholders and 1,250,000 of these shares are issuable upon conversion of shares of the Series B Preferred Stock by certain of the Delayed Selling Stockholders.

(3) Does not include up to 12,025,092 shares of Common Stock issuable upon conversion or exercise of certain securities or other contractual rights, as follows: (i) 6,200 shares of the Series B Preferred Stock, which are currently convertible into 2,480,000 shares of Common Stock; (ii) 2,000 shares of the Company's Series C Convertible Preferred Stock, par value $.01 per share (the 'Series C Preferred Stock'), which are currently convertible into 166,666 shares of Common Stock; (iii) warrants issued to holders of Series B Preferred Stock, which are currently exercisable for 3,100,000 shares of Common Stock; (iv) warrants issued to holders of Series C Preferred Stock, which are currently exercisable for 3,000,000 shares of Common Stock; (v) warrants to be issued upon consummation of the Offering to the Representative, exercisable for 150,000 shares of Common Stock; (vi) warrants to be issued upon consummation of the Offering to certain stockholders of the Company as consideration for their agreement to certain lock-up arrangements, exercisable for an aggregate of up to 1,192,913 shares of Common Stock, depending on the extent to which the Underwriters' over-allotment options are exercised, if at all -- see 'Shares Eligible for Future Sale' and 'Underwriting;' (vii) all other outstanding options, warrants and other contractual rights, all of which are currently exercisable for 1,570,135 shares of Common Stock in the aggregate; (viii) the promissory notes issued to the former shareholders of Metro in connection with the Company's acquisition of Metro, which are currently convertible into 185,874 shares of Common Stock; and (ix) 179,504 shares of Common Stock reserved for issuance but not yet issued under the Company's 1991 Stock Option Plan. See 'Management -- Stock Option Plan,' 'Description of Capital Stock' and 'Underwriting.' Although no assurance can be given that any of the foregoing options, warrants or other contractual rights will be exercised, if all of such options, warrants and other contractual rights having exercise prices at or below the assumed public offering price of $5 3/8 per share were exercised, the aggregate proceeds to the Company resulting therefrom would be approximately $28.7 to $28.8 million, depending on the extent to which the Underwriters' over-allotment options are exercised. The Company expects that it would use such proceeds, if any, for general corporate purposes, including possible future acquisitions.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth (i) summary historical financial data of the Company as of June 30, 1996, in the case of balance sheet data, and for the years ended June 30, 1995 and 1996, in the case of operating data, and (ii) unaudited summary pro forma as adjusted financial data of the Company as of and for the year ended June 30, 1996. The summary historical financial data of the Company as of June 30, 1996, in the case of balance sheet data, and for the years ended June 30, 1995 and 1996, in the case of operating data, have been derived from the Company's audited consolidated financial statements included elsewhere in this Prospectus. The summary unaudited pro forma as adjusted financial data give effect to the Offering and the acquisition of Metro as if the Offering and such acquisition had occurred as of June 30, 1996, in the case of balance sheet data, and as of July 1, 1995, in the case of operating data. The unaudited summary pro forma as adjusted financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations. The summary financial information should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements and notes thereto included elsewhere in this Prospectus. See 'Index to Financial Statements.'

                                                                                    YEAR ENDED JUNE 30,(1)
                                                                               ---------------------------------
                                                                                   HISTORICAL         PRO FORMA
                                                                               ------------------    AS ADJUSTED
                                                                               1995(2)     1996         1996
                                                                               -------    -------    -----------
                                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                                    AND PER SHARE AMOUNTS)

OPERATING DATA:(3)
Revenues....................................................................   $ 3,631    $15,889      $23,983
Salaries and benefits.......................................................   $ 3,139    $12,712      $14,690
Direct costs................................................................   $   102    $   807      $ 5,357
Selling, general and administrative.........................................   $ 1,121    $ 1,843      $ 2,804
Amortization of intangible assets...........................................   $    65    $   362      $   770
Total operating costs and expenses..........................................   $ 4,887    $16,350      $24,429
Loss from operations........................................................   $(1,256)   $  (460)     $  (446)
Total other income (expense)................................................   $ 1,200    $  (475)     $  (581)
Loss from continuing operations before income taxes.........................   $   (56)   $  (936)     $(1,027)
Net income (loss)...........................................................   $   110    $(1,077)     $(1,197)
Net income (loss) attributable to common stockholders.......................   $   110    $(1,094)     $(1,215)
Weighted average common and common equivalent shares outstanding(4)......... 1,807,540  3,068,278    6,282,278
Net income (loss) per common share(5).......................................     $0.06     ($0.36)      ($0.19)
                                                                                 -----      -----        -----
                                                                                 -----      -----        -----

                                                                                               JUNE 30, 1996(1)
                                                                                            ----------------------
                                                                                                        PRO FORMA
                                                                                            ACTUAL     AS ADJUSTED
                                                                                            -------    -----------
                                                                                                (IN THOUSANDS)

BALANCE SHEET DATA:(3)
Cash and cash equivalents................................................................   $ 1,393      $ 7,581
Working capital..........................................................................   $ 1,651      $ 7,592
Intangible assets at cost, net...........................................................   $ 7,851      $16,187
Total assets.............................................................................   $13,301      $29,391
Long-term obligations to related parties less current portion(6).........................   $ 1,517      $ 2,437
Total stockholders' equity...............................................................   $ 8,251      $21,707

                                                        (footnotes on next page)

(footnotes from previous page)

------------

(1) Each of SD&A and Metro had a fiscal year ending December 31 prior to its acquisition by the Company.

(2) Reflects operations of Alliance and SD&A for the period beginning with the acquisition by the Company of Alliance on April 25, 1995.

(3) See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' for discussion of businesses discontinued and acquired in fiscal 1995 and 1996.

(4) Pro forma as adjusted data includes 1,814,000 shares of Common Stock issued to the former shareholders of Metro in connection with the Company's acquisition of Metro and 1,400,000 shares being sold in the Offering by the Company, but does not include up to 12,025,092 shares of Common Stock issuable upon conversion or exercise of certain securities or other contractual rights as described in footnote (3) under 'Prospectus Summary -- The Offering.'

(5) Primary and fully diluted income (loss) per common share are the same in all fiscal years presented. See Note 2 of Notes to Consolidated Financial Statements of All-Comm.

(6) Pro forma as adjusted data includes $1.0 million aggregate face amount of promissory notes issued by the Company to the former shareholders of Metro, discounted to $0.9 million to reflect an estimated effective interest rate of 10%, which is in excess of the stated rate of 6%, in connection with the Company's acquisition of Metro.

                     FUTURE NONRECURRING CHARGE TO EARNINGS

     The Company will incur a nonrecurring non-cash charge estimated to be $0.5 million in the fiscal quarter in which the Offering is consummated as a result of the issuance by the Company of warrants exercisable for an aggregate of up to 1,192,913 shares of Common Stock to certain stockholders of the Company as consideration for the agreement of such stockholders to certain lock-up arrangements. See 'Shares Eligible For Future Sale.'

     Although the nonrecurring charge to be taken by the Company will increase the Company's accumulated deficit, such increase will be offset by a corresponding increase in additional paid-in-capital. Accordingly, total stockholders' equity will be unchanged. The recording of such charge will have a material adverse effect on the Company's results of operations, and may result in a loss for the fiscal quarter in which the Offering is consummated. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Nonrecurring Charge to Earnings.'

                                  RISK FACTORS

     LIMITED BUSINESS HISTORY; ABSENCE OF COMBINED OPERATING HISTORY; LACK OF CONSOLIDATED PROFITABLE OPERATIONS; FUTURE NONRECURRING CHARGE. All-Comm may be considered to be a new company without an operating history because of: (i) the recent date of the acquisitions of All-Comm's operating subsidiaries, Metro and SD&A; (ii) the change in All-Comm's management and its board of directors (the 'Board of Directors' and each member thereof individually a 'Director') arising out of the Company's acquisition of Alliance on April 25, 1995; and (iii) the related sale in March 1995 of the Company's then principal operating business, Sports-Tech International, Inc. ('STI'). Accordingly, there can be no assurance that the Company will be able to successfully manage or integrate Metro and SD&A and their separate operations, employees and management or that the Company's overall operations will be successful. For fiscal 1995 and 1996, the Company had losses from operations of $1.3 million and $0.5 million, respectively.

     The Company will incur a nonrecurring non-cash charge estimated to be $0.5 million in the fiscal quarter in which the Offering is consummated as a result of the issuance by the Company of warrants exercisable for an aggregate of up to 1,192,913 shares of Common Stock to certain stockholders of the Company as consideration for the agreement of such stockholders to certain lock-up arrangements. See 'Shares Eligible For Future Sale.' The recording of such charge will have a material adverse effect on the Company's result of operations, and may result in a loss for the fiscal quarter in which the Offering is consummated. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Non-recurring Charge to Earnings.'

     RISKS ASSOCIATED WITH ACQUISITION AND GROWTH STRATEGY. As a key component of its growth strategy, the Company has pursued and intends to continue to pursue acquisitions of companies that provide direct marketing, interactive and other media services. The Company acquired SD&A in April 1995 and Metro in October 1996, for a total of approximately $15.0 million (not including any earn-out or other contingent payments that may be payable after the date of this Prospectus in connection therewith), and seeks to acquire additional companies. Execution of its growth strategy requires the Company's management to, among other things: (i) identify new industries and market segments in which the Company can successfully compete; (ii) identify acquisition candidates who are willing to be acquired at prices acceptable to the Company; (iii) consummate identified acquisitions; and (iv) obtain financing for future acquisitions. Certain risks are inherent in an acquisition strategy, such as dilution of outstanding equity securities, increased leverage and debt service requirements and the difficulty in combining different company cultures and facilities, any of which could materially adversely affect the Company's operating results or the market price of the Common Stock prevailing from time to time. The success of any completed acquisition will depend in part on the Company's ability to effectively integrate the acquired business, which integration may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources.

     The Company is currently considering several acquisitions in order to enlarge its core competencies and enable it to enter new industries and market segments and increase its potential for cross-selling, although no agreement, definitive or otherwise, with respect to any of such potential acquisitions has been reached. From time to time the Company has, and in the future may continue to, enter into negotiations with respect to potential acquisitions, some of which have resulted or may result in preliminary agreements. In the course of the Company's negotiations and/or due diligence, these negotiations and/or preliminary agreements may be abandoned or terminated. No assurance can be given that the Company will complete the acquisitions currently under consideration, that additional suitable acquisition candidates will be identified, that such future acquisitions will be financed and made on acceptable terms, or that future acquisitions, if completed, will be successful. In March 1996, the Company's agreement to acquire Bullseye Database Marketing, Inc. was terminated and, in February 1996, the Company abandoned its negotiations to acquire Forms Direct, Inc.

     The Company's business has changed significantly since the Company's acquisitions of Alliance and SD&A, which has placed demands on the Company's administrative, operational and financial resources. Any continued growth of the Company's client base and its services could place an additional strain on its capacity, management and operations. The Company's future performance and profitability will depend in part on its ability to successfully implement improved financial and management systems, to add capacity as and when needed and to hire qualified personnel to respond to changes in its business. The failure to implement such systems, add any such capacity or hire such qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE. Although the Common Stock is quoted on The Nasdaq SmallCap MarketSM, at times the Common Stock has been and may be thinly traded. Such quotation does not provide any assurance that an active public market for the Common Stock will develop or be sustained. If an active public market does not develop or is not sustained, the market price and liquidity of the Common Stock may be adversely affected. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations as well as general economic and market conditions may adversely affect the market price of the Common Stock prevailing from time to time.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. Immediately following the Offering, the Company will have 6,505,407 shares of Common Stock outstanding. At such time, up to an additional 12,025,092 shares of Common Stock will be issuable upon the conversion or exercise of outstanding securities or other contractual rights, all of which are currently exercisable or convertible.

     Of the Common Stock outstanding immediately following the Offering, 3,424,529 shares will be freely tradeable without restriction under the Securities Act of 1933, as amended (the 'Securities Act'), or will be eligible for sale in the public market without regard to the availability of current public information, volume limitations, manner of sale restrictions or notice requirement under Rule 144(k) except for any such shares held by or purchased from persons deemed to be 'affiliates' of the Company which are subject to certain resale limitations pursuant to Rule 144 under the Securities Act. The remaining 3,080,878 shares of Common Stock outstanding (the 'Restricted Shares') will be 'restricted securities' within the meaning of Rule 144. As of April 25, 1997, approximately 935,532 Restricted Shares may become eligible for sale pursuant to Rule 144, or continue to be eligible for sale under other exemptions from registration, under the Securities Act.

     Holders of an aggregate of up to 11,562,309 shares of Common Stock, consisting of up to 2,431,280 Restricted Shares outstanding immediately following the Offering and up to 9,131,029 Restricted Shares issuable upon the conversion or exercise of other securities or other contractual rights then outstanding and then convertible or exercisable, in each case depending on the extent to which the Underwriters' over-allotment options are exercised, if at all, will have demand and/or piggyback rights to have such Restricted Shares registered under the Securities Act pursuant to various registration rights agreements with the Company. The Company, its Directors and officers and certain of its stockholders and holders of options, warrants, conversion or contractual rights to acquire Common Stock, who will hold in the aggregate up to 14,142,237 Restricted Shares outright or issuable upon exercise of such rights, depending on the extent to which the Underwriters' over-allotment options are exercised, if at all, have agreed to certain lock-up arrangements. The Representative may from time to time in its sole discretion release some or all of the stockholders who have agreed to such lock-up arrangements from the restrictions thereof. See 'Shares Eligible for Future Sale.'

     No prediction can be made as to the effect, if any, that future sales of additional Common Stock or the availability of such shares for sale, either pursuant to exercised registration rights or under Rule 144, will have on the market price of the Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the market price of the Common Stock prevailing from time to time and could impair the ability of the Company to raise capital through the sale of its equity securities.

     POSSIBLE NEED FOR ADDITIONAL FINANCING. In addition to the management challenges presented by the continued implementation of the Company's growth strategy, future growth will require significant capital. The Company's acquisition of SD&A was financed with seller financing and the Company's acquisition of Metro was financed with both seller financing and equity. No assurance can be given that the Company will be able to finance possible future acquisitions on those or any other terms. Although the Company currently estimates that the net proceeds of the Offering, together with cash generated from operations, will be sufficient to finance its current operations and planned capital expenditure requirements through fiscal 1998, there can be no assurance that the Company will not require additional capital at an earlier date, especially in light of the Company's acquisition program. The Company may, from time to time, seek additional funding through public or private financing, including debt or equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing stockholders may experience dilution. Insufficient funds may require the Company to scale back or eliminate some or a significant part of its services or possible future acquisitions. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company's revenues and operating results are subject to significant fluctuation between fiscal quarters. A significant portion of the Company's quarterly revenues is derived from new projects and contracts for direct marketing services, the timing of which is subject to a variety of factors outside the Company's control, such as client marketing budgets and modifications in client strategies. In part due to certain seasonal marketing patterns and subscriptions, the Company generated net losses during the second and third quarters of fiscal 1996. Metro (which was not acquired until October 1996) generated net losses during its fiscal equivalents of the Company's third and fourth quarters of fiscal 1996. The Company cannot predict the degree to which, on a consolidated basis, these trends will continue. Additionally, the Company periodically incurs cost increases due to both hiring and training of new employees and computer capacity upgrades in anticipation of future growth. In addition, the size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any fiscal quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. These fluctuations could adversely affect the market price of the Common Stock.

     AMORTIZATION OF INTANGIBLE ASSETS. Approximately $16.2 million, or 55%, of the Company's pro forma total assets as of June 30, 1996 consisted of goodwill arising from the Company's acquisitions of Metro and SD&A. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to the tangible assets so acquired for purposes of the Company's pro forma balance sheet. Goodwill is amortized over a 40-year period, with the amount amortized in a particular period constituting a non-cash expense that would decrease the Company's net income (or increase its net loss) in that period. The reduction in net income (or increase in net loss) resulting from the amortization of goodwill as a result of past or possible future acquisitions may have an adverse impact upon the market price of the Common Stock prevailing from time to time.

     LACK OF LONG-TERM CONTRACTS. The Company's contracts or other arrangements with its clients are generally entered into on a project by project basis. Moreover, if the Company were to lose a long-standing client, replacing such client with a comparable client may require significant lead time. In addition, new client programs often begin with a pilot project that is smaller in scale and more limited in scope and has a smaller marketing budget than projects conducted with long-standing clients. Although the Company believes that historically SD&A and Metro have achieved satisfactory levels of client retention, no assurance can be given that the Company will be able to do so in the future.

     GOVERNMENT REGULATION AND PRIVACY ISSUES. The telemarketing industry has become subject to an increasing amount of federal and state regulation during the past five years. The federal Telephone Consumer Protection Act of 1991 (the 'TCPA') limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the 'TCFAPA') broadly authorizes the Federal Trade Commission (the 'FTC') to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's new telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation, prohibit a telemarketer from calling a consumer when that consumer has instructed the telemarketer not to contact him or her, prohibit a telemarketer from calling prior to 8:00 a.m. or after 9:00 p.m. and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. Violation of these rules may result in injunctive relief, monetary penalties or disgorgement of profits and can give rise to private actions for damages. While the FTC's new rules have not caused the Company to alter its operating procedures, additional federal or state consumer-oriented legislation could limit the telemarketing activities of the Company or its clients or significantly increase the Company's costs of regulatory compliance.

     Several of the industries which the Company intends to serve, including the financial services and healthcare industries, are subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     In addition, the growth of information and communications technology has produced a proliferation of information of various types and has raised many new issues concerning the privacy of such information. Congress and various state legislatures have considered legislation which would restrict access to, and the use of, credit and other personal information for direct marketing purposes. The direct marketing services industry, including the Company, could be negatively impacted in the event any of these or similar types of legislation are enacted.

     LIMITED PROPRIETARY PROTECTION. The Company holds no registered patents, trademarks or copyrights. The Company depends in part upon its know-how and proprietary applications of computer programs and database information systems to differentiate its services from those of its competitors. The Company also relies on a combination of contract rights (including non-competition agreements with key employees) and trade secret laws to protect its know-how. There can be no assurance, however, that competitors will not obtain unauthorized access to the Company's know-how or that the Company's contractual or legal remedies will be sufficient to protect the Company's interests.

     RAPID TECHNOLOGICAL CHANGE. The market for the Company's services is characterized by rapidly changing technology and frequent new and enhanced services. The Company believes that its future success will be highly dependent upon its ability to enhance existing services and to develop and introduce new services to respond to changing client needs. There can be no assurance that the Company can successfully identify, develop and bring new and enhanced services to market in a timely manner, that such services will be commercially successful or that services or technologies developed by others will not render the Company's services non-competitive.

     RISK OF EQUIPMENT FAILURE. SD&A maintains a telemarketing calling center in Berkeley, California which contributed 16.7% of the Company's revenues in fiscal 1996. Although SD&A maintains business interruption insurance and has not had a major failure of equipment at its Berkeley calling center, the risk of such failure does exist and, if the Company's back-up procedures prove inadequate, such failure could have a material adverse effect on the Company's business. Similarly, Metro maintains extensive computer processing equipment at its facilities in New York City, which equipment represents the substantial majority of its data services capability. Although back-up client files and databases are maintained off-site and Metro maintains business interruption insurance and has not had a major failure of its equipment, the risk of such failure does exist and, if Metro's back-up systems and databases prove inadequate, such failure could have a material adverse effect on the Company's business.

     CYCLICALITY. The direct marketing services industry relies upon marketing expenditures by clients. Such expenditures are dependent upon the level of economic activity, in general, and the specific industry of the client in respect of cyclical effects that may bear upon that industry. Various segments of the direct marketing industry, such as business to business or business to consumer activity, may be affected by business cycle conditions. Insofar as marketing budgets are related to availability of funds and general economic conditions, product manufacturers or service providers may choose to reduce expenditures for direct marketing services.

     LACK OF UNDERWRITING HISTORY. The Representative was organized in February 1992 and first registered as a broker-dealer in 1994. Prior to this Offering, the Representative has participated as a sole or co-manager in four public offerings. Prospective purchasers of the Common Stock offered hereby should consider the lack of experience of the Representative in being a manager of an underwritten public offering. See 'Underwriting.'

     CERTAIN ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation of the Company, as amended (the 'Restated Articles'), the by-laws of the Company, as amended (the 'By-Laws'), and certain employment agreements between the Company and certain executives may have the effect of hindering, delaying or deterring a third party acquisition of the Company which may, in turn, adversely affect the market price of the Common Stock. Pursuant to the terms of the Restated Articles, certain business combinations and reclassifications involving the Company require the approval of the holders of 75% of the outstanding Common Stock and the holders of a majority of the outstanding Common Stock not held by the potential acquiror. See
'Management -- Change in Control Provisions of the Restated Articles.' In addition, the Restated Articles establish a classified Board of Directors and provide that Directors may only be removed upon the affirmative vote of 75% of the outstanding Common Stock. See 'Management -- Board of Directors.' Furthermore, upon a change in control of the Company, each of the Company's Chief Executive Officer and President has the right to terminate his respective employment contract, whereupon he becomes entitled to severance payments equal to two year's salary. See 'Management -- Executive Compensation -- Employment Agreements.'

     The Company has unissued preferred stock, which could be issued to a third party selected by current management, or used as the basis for a stockholders' rights plan, which could have the effect of deterring a potential acquiror. Pursuant to the Restated Articles, shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Common Stock) as the Board of Directors may determine. Furthermore, certain provisions of the By-Laws may have the effect of limiting or delaying a change in control of the Company.

     The effect of such provisions, together with certain provisions of Nevada law limiting the voting rights of an acquiror of a controlling interest in a Nevada corporation (such as the Company), as well as restrictions on certain business combinations (including certain mergers and exchanges), may be to reduce the probability of, or the premiums that stockholders would receive in connection with, an acquisition of the Company.

     RISK OF DILUTION. Purchasers of Common Stock in the Offering will experience immediate dilution in pro forma net tangible book value per share of Common Stock offered hereby in an amount estimated at $4.52 per share of Common Stock. See 'Dilution.'

     The Company's acquisitions of SD&A and Metro involved, and possible future acquisitions may involve, the issuance of additional Common Stock and/or payments based on earnings formulas which could require the issuance of additional Common Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources.' Moreover, certain employees and Directors of the Company have received, and may receive, options to purchase Common Stock at the discretion of the Board of Directors. No assurance can be given that any future share issuances will be at a valuation that would avoid potential dilution to existing stockholders.

     NO INTENTION TO PAY DIVIDENDS. The Company does not intend to pay any cash dividends on its Common Stock for the foreseeable future. The Company has not paid cash dividends on any of its capital stock in at least the last six years. It is anticipated that future earnings, if any, will be used to finance future growth of the Company. In addition, there can be no assurance that operations will generate sufficient revenues to enable the Company to declare or pay dividends.

     RELIANCE UPON SUBSIDIARIES. The parent company's assets consist primarily of the stock of its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is partially dependent upon the ability of its subsidiaries to make cash distributions to the Company. No assurance can be given that any or all of its subsidiaries will be able to make such cash distributions, or, if made, that such distributions will be adequate to meet the Company's financial obligations. Accordingly the Company may be dependent upon external financing to continue its business plan.

     POSSIBLE DECLINE IN EFFECTIVENESS OF TELEMARKETING. Although the telemarketing industry has grown significantly in the last five years, advances in new forms of direct marketing, such as the development of interactive commerce through television, computer networks, interactive media (including the

Internet) and other media, could have an adverse effect on the demand for telemarketing as a form of direct marketing. As the industry continues to grow, telemarketing's effectiveness as a direct marketing tool may also decrease as a result of consumer saturation and consumer resistance to telemarketing generally. Although the Company attempts to monitor industry trends and to respond accordingly, the Company may not be able to anticipate and successfully respond to such trends in a timely manner.

     POSSIBLE LIMITATION ON ABILITY TO DO BUSINESS WITH CERTAIN POTENTIAL CLIENTS. The Company may determine from time to time in the exercise of its business judgment that it is not prudent to pursue business opportunities with or accept business from competitors of existing or potential clients or from groups which may have interests adverse to interests of the Company's clients. Although to date such considerations have not significantly impaired the Company's ability to do business with new clients, no assurance can be given that these considerations will not increase in the future and reduce opportunities that would otherwise be available to the Company.

     COMPETITION. Many of the Company's services, and service capabilities that the Company may acquire, are sold in highly competitive markets in the United States, including the markets for planning and developing direct marketing strategies and the implementation of various direct marketing programs that include gathering information and tracking and analysis of direct marketing campaigns. In addition, many formats, including television, radio and newspapers, compete for the marketing expenditures of the Company's clients. The Company competes with a number of entities, or divisions of entities, many of which have more extensive financial, technical, marketing and other resources than the Company and may be able to respond more quickly to new or emerging technologies and other competitive pressures. Some of these entities have growth strategies that involve the acquisition of companies which the Company may have identified as acquisition candidates. The Company also competes with in-house telemarketing and direct mail operations of certain of its clients or potential clients. See 'Business -- Competition.'

     DEPENDENCE ON LABOR FORCE. As is common in the telemarketing industry, the Company's telemarketing/telefundraising services are labor-intensive and historically have been characterized by a high level of personnel turnover. Unskilled and semi-skilled employees typically work part-time and receive relatively modest hourly wages; skilled employees commonly work full-time and command higher wages. Increases in the turnover rate would result in higher recruiting and training costs. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly modify its operations. The Company may not be able to continue to hire and retain a sufficient number of qualified personnel, which would have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business -- Personnel and Training.'

     DEPENDENCE UPON KEY PERSONNEL. The Company's decentralized management philosophy delegates day-to-day operating decisions to the subsidiary managers. As a result, the Company is highly dependent upon the effectiveness of a small group of people at the subsidiary level and a small group of people at the corporate level. The loss of any key person could have a significant bearing upon the Company's profitability, its ability to consummate future acquisitions and its ability to finance, manage or develop marketing programs. The Company's operational success is contingent upon its ability to retain and expand its staff of qualified personnel on a timely basis. There can be no assurance that adequate replacements could be found if the Company were to lose the services of any key employees. The Company is also dependent upon the specialized skills of certain other personnel and may need to hire additional skilled personnel if it experiences growth in its business. Competition for such personnel is intense and the inability to attract or maintain qualified employees could materially and adversely affect the Company's business, financial condition and results of operations.

     DEPENDENCE ON RELATIONSHIPS WITH DATA COMPILERS. The Company's database management services utilize both clients' proprietary information and information licensed by the Company from leading data compilers. Such licenses generally have a one year term. While such information is presently available to the Company from several sources, there can be no assurance that the Company will be able to economically access such information in the future. Failure to do so could have an adverse effect on the Company's business, financial condition and results of operations. See 'Business -- Services -- Database Management Services.'

     DEPENDENCE ON TELEPHONE AND POSTAL SERVICE. Certain aspects of the direct marketing services industry depend upon services provided by various local and long distance telephone companies and the United States Postal Service ('USPS'). Possible future modifications by the USPS of its rate structure or increases in the rates currently paid by the Company for local and long distance telephone service could have an adverse effect on the Company's operating expenses which, in turn, may materially adversely affect its operating results, to the extent that the Company is unable to pass any such increase through to its clients. Any significant interruption or capacity limitation in any such services could also have an adverse effect on the Company's business, financial condition and results of operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain Statements in the Prospectus Summary and under the captions 'Risk Factors,' 'Use of Proceeds,' 'Dilution,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business' and elsewhere in this Prospectus constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: industry capacity; direct marketing and other industry trends; demographic changes; competition; the loss of any significant customers; changes in business strategy or development plans; availability and successful integration of acquisition candidates; availability, terms and deployment of capital; advances in technology; quality of management; business abilities and judgment of personnel; availability of qualified personnel; changes in, or the failure to comply with, government regulations; computer, telephone and postal costs; and other factors discussed in this Prospectus. See 'Risk Factors.'

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,400,000 shares of Common Stock offered by the Company hereby are estimated to be $6.2 million based on an assumed offering price of $5 3/8 per share of Common Stock.

     Of such net proceeds to the Company, approximately $4.0 million will be applied to expand the Company's business by investing approximately $2.3 million for technology (including computer systems, software and telemarketing equipment), approximately $1.2 million for technical support, sales and marketing personnel and approximately $0.5 million for advertising and promotion of the Company's services. In addition, approximately $1.0 million of such proceeds may be used to repay the promissory notes issued to the former shareholders of Metro in connection with the Company's acquisition of Metro. The balance will be used for general corporate purposes, including possible future acquisitions. Pending application of such net proceeds as described above, such net proceeds will be invested in short-term, interest-bearing money market instruments. The foregoing represents the Company's best estimate of the allocation of the net proceeds to the Company of the Offering. Future events such as changes in economic or competitive conditions may result in the Company re-allocating such proceeds. In addition, there can be no assurance that the Company's estimates will prove to be accurate or that unforeseen expenses will not occur.

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders, the Over-Allotment Selling Stockholders or the Delayed Selling Stockholders.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on any of its capital stock in at least the last six years. The Company intends to retain future earnings, if any, to finance the growth and development of its business and therefore does not anticipate paying cash dividends on the Common Stock for the foreseeable future. See 'Risk Factors -- No Intention to Pay Dividends.'

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on The Nasdaq SmallCap MarketSM under the symbol 'ALCM.' Prior to August 1995, when the Company changed its name to All-Comm Media Corporation, the Common Stock was quoted under the symbol 'SPTK.' The following table sets forth the high and low sales prices for the Common Stock for the fiscal quarters indicated, as furnished by the National Association of Securities Dealers, Inc. ('NASD'), adjusted to reflect a one-for-four reverse stock split of the Common Stock effected August 22, 1995:

                                                                                    HIGH             LOW
                                                                                ------------     ------------

Fiscal 1997
     Second Quarter (through October 16).....................................   $5 5/8           $5
     First Quarter...........................................................   6 1/8            4 5/8
Fiscal 1996
     Fourth Quarter..........................................................   $6 3/8           $2 1/8
     Third Quarter...........................................................   4 7/16           3
     Second Quarter..........................................................   5                1 7/8
     First Quarter...........................................................   8 1/4            3 5/8
Fiscal 1995
     Fourth Quarter..........................................................   $9 3/4           $6 1/2
     Third Quarter...........................................................   8                5 1/4
     Second Quarter..........................................................   6 3/4            3 1/2
     First Quarter...........................................................   6                3

     As of September 30, 1996, there were approximately 850 registered holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company: (i) at June 30, 1996; (ii) pro forma to give effect to the acquisition of Metro as if it had occurred on June 30, 1996; and (iii) pro forma as adjusted to give effect to such acquisition and to the Offering and the application of the net proceeds to the Company therefrom as if each such event had occurred on June 30, 1996.

                                                                                        AS OF JUNE 30, 1996
                                                                                -----------------------------------
                                                                                                         PRO FORMA
                                                                                ACTUAL     PRO FORMA    AS ADJUSTED
                                                                                -------    ---------    -----------
                                                                                          (IN THOUSANDS)

Cash and cash equivalents....................................................   $ 1,393     $ 1,381       $ 7,581
                                                                                -------    ---------    -----------
Long-term obligations to related parties less current portion(1).............     1,517       2,437         2,437
                                                                                -------    ---------    -----------
Stockholders' equity:
     Convertible Preferred Stock, $.01 par value; 50,000 shares authorized consisting of:
          6,200 shares of Series B Convertible Preferred Stock issued and outstanding actual, pro forma and pro forma as adjusted; and
          2,000 shares of Series C Convertible Preferred Stock issued and
            outstanding actual, pro forma and pro forma as adjusted..........      *          *             *
     Common Stock, $.01 par value; 6,250,000 shares authorized at June 30,
       1996, increased to 36,250,000 on August 14, 1996; 3,198,534 issued and
       3,186,734 outstanding; 5,012,534 issued and 5,000,734 outstanding pro forma; 6,412,534 issued and 6,400,734 outstanding pro forma as
       adjusted(2)...........................................................        32          50            64
Additional paid-in capital...................................................    14,462      21,700        28,411
Accumulated deficit..........................................................    (6,108)     (6,108)       (6,633)
Less 11,800 shares of common stock in treasury, at cost......................      (135)       (135)         (135)
                                                                                -------    ---------    -----------
     Total stockholders' equity..............................................     8,251      15,507        21,707
                                                                                -------    ---------    -----------
          Total capitalization...............................................   $11,161     $19,325       $31,725
                                                                                -------    ---------    -----------
                                                                                -------    ---------    -----------

------------

*  Less than $1,000.

(1) The pro forma and pro forma as adjusted data each include $1.0 million aggregate face amount of promissory notes issued by the Company to the former shareholders of Metro in connection with the Company's acquisition of Metro. The promissory notes, which have a stated interest rate of 6%, were discounted to $0.9 million to reflect an estimated effective interest rate of 10%.

(2) Includes the following issuances: (a) pro forma -- 1,814,000 shares of Common Stock issued to former shareholders of Metro in connection with the Company's acquisition of Metro and (b) pro forma as adjusted -- the shares described in clause (a) above plus the 1,400,000 shares being sold in the Offering by the Company. Does not include up to 12,025,092 shares of Common Stock issuable upon conversion or exercise of certain securities or other contractual rights as described in footnote (3) under 'Prospectus Summary -- The Offering.'

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate dilution in the pro forma net tangible book value of their Common Stock from the assumed initial public offering price of $5 3/8 per share. As of June 30, 1996, after giving pro forma effect to the Metro acquisition, the Company had a deficit in pro forma net tangible book value of $(0.7) million or $(0.14) per share of Common Stock. The deficit in pro forma net tangible book value per share represents the amount by which total liabilities exceed total net tangible assets, divided by the number of outstanding shares of Common Stock. As of June 30, 1996, after giving effect to the application of the estimated net proceeds to the Company from the sale of the 1,400,000 shares of Common Stock by the Company at an assumed initial offering price of $5 3/8 per share, after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by the Company, the pro forma as adjusted net tangible book value of the Company would have been $5.5 million or $0.86 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.00 per share to existing stockholders and an immediate dilution of $4.52 per share to new investors purchasing shares in the Offering. The following table illustrates the dilution per share as described above:

Assumed initial public offering price.............................              $5.38
Deficit in pro forma net tangible book value before the
  Offering........................................................   $(0.14)
Increase attributable to new investors............................     1.00
                                                                     ------
Pro forma as adjusted net tangible book value after the
  Offering........................................................               0.86
                                                                               ------
Dilution in pro forma net tangible book value to new investors....              $4.52
                                                                               ------
                                                                               ------

     Based on the foregoing assumptions, the following table sets forth, as of June 30, 1996, giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company by the existing stockholders and the new investors purchasing shares of Common Stock in the Offering and the average price per share paid by each group:

                                                             SHARES PURCHASED     TOTAL CONSIDERATION      AVERAGE
                                                            ------------------    --------------------    PRICE PER
                                                             NUMBER        %        AMOUNT         %        SHARE
                                                            ---------    -----    -----------    -----    ---------

Existing stockholders(1).................................   5,000,734     78.1%   $17,927,056     70.4%     $3.58
New investors(1).........................................   1,400,000     21.9%   $ 7,525,000     29.6%     $5.38
                                                            ---------    -----    -----------    -----    ---------
     Total...............................................   6,400,734    100.0%   $25,452,056    100.0%     $3.98
                                                            ---------    -----    -----------    -----    ---------
                                                            ---------    -----    -----------    -----    ---------

------------

(1) Does not include up to 12,025,092 shares of Common Stock issuable upon conversion or exercise of certain securities or other contractual rights, as follows: (i) 6,200 shares of the Series B Preferred Stock, which are currently convertible into 2,480,000 shares of Common Stock; (ii) 2,000 shares of the Series C Preferred Stock, which are currently convertible into 166,666 shares of Common Stock; (iii) warrants issued to holders of Series B Preferred Stock, which are currently exercisable for 3,100,000 shares of Common Stock; (iv) warrants issued to holders of Series C Preferred Stock, which are currently exercisable for 3,000,000 shares of Common Stock; (v) warrants to be issued upon consummation of the Offering to the Representative, exercisable for 150,000 shares of Common Stock; (vi) warrants to be issued upon consummation of the Offering to certain stockholders of the Company as consideration for their agreement to certain lock-up arrangements, exercisable for an aggregate of up to 1,192,913 shares of Common Stock, depending on the extent to which the Underwriters' over-allotment options are exercised, if at all -- see 'Shares Eligible for Future Sale' and 'Underwriting;' (vii) all other outstanding options, warrants and other contractual rights, all of which are currently exercisable for 1,570,135 shares of Common Stock in the aggregate; (viii) the promissory notes issued to the former shareholders of Metro in connection with the Company's acquisition of Metro, which are currently convertible into 185,874 shares of Common Stock; and (ix) 179,504 shares of Common Stock reserved for issuance but not yet issued under the Company's 1991 Stock Option Plan. See 'Management -- Stock Option Plan,' 'Description of Capital Stock' and 'Underwriting.'

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Combined Balance Sheets have been prepared based upon the audited historical consolidated balance sheet of the Company as of June 30, 1996 and the unaudited historical condensed balance sheet of Metro as of June 30, 1996 and give effect to (i) the Company's acquisition of Metro and (ii) the application of the estimated net proceeds to the Company from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company), as if each had occurred as of June 30, 1996. The following Unaudited Pro Forma Condensed Combined Statements of Operations for the fiscal year ended June 30, 1996 have been prepared based on the audited historical consolidated statement of operations of the Company for the year ended June 30, 1996 and the unaudited historical statements of operations of Metro for the last six months of the year ended December 31, 1995 and the six months ended June 30, 1996 and give effect to the acquisition of Metro and the Offering as if each such event had occurred as of July 1, 1995. Pro forma adjustments for each such pro forma financial statement are described in the accompanying notes.

     The following unaudited pro forma condensed combined financial information is not necessarily indicative of the actual results of operations or financial condition of the Company that would have been reported if the events described above had occurred as of July 1, 1995 or June 30, 1996, as the case may be, nor does such information purport to indicate either the results of the Company's future operations or the Company's future financial condition. In the opinion of management, all adjustments necessary to present fairly such pro forma financial information have been made.

     The pro forma condensed combined financial information should be read in conjunction with 'Capitalization' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and with the financial statements and notes thereto included elsewhere in this Prospectus.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                              AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                   HISTORICAL
                                                        --------------------------------           PRO FORMA
                                                        ALL-COMM MEDIA    METRO SERVICES    -----------------------
                                                         CORPORATION       GROUP, INC.      ADJUSTMENTS    COMBINED
                                                        --------------    --------------    -----------    --------

                       ASSETS
Current assets:
     Cash and cash equivalents.......................      $  1,393           $  138          $ 6,200(A)   $ 7,581
                                                                                                 (150)(B)
     Accounts receivable.............................         2,682            1,412               --        4,094
     Land held for sale at cost......................           921               --               --          921
     Other current assets............................           108               23               --          130
                                                        --------------       -------        -----------    --------
                                                              5,104            1,573            6,050       12,727
     Property and equipment, net.....................           299               82               --          381
     Intangible assets, net..........................         7,851               --            8,186(B)    16,187
                                                                                                  150(B)
     Other assets....................................            47               50               --           97
                                                        --------------       -------        -----------    --------
          Total assets...............................      $ 13,301           $1,704          $14,386      $29,391
                                                        --------------       -------        -----------    --------
                                                        --------------       -------        -----------    --------

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term borrowings...........................      $    500               --               --      $   500
     Trade accounts payable..........................           471           $1,634               --        2,105
     Accrued salaries and wages......................           706               --               --          706
     Accrued expenses................................           758               --               --          758
     Income taxes payable............................            10               15               --           25
     Current portion of long-term obligations to
       related parties...............................           583               --               --          583
     Related parties payable.........................           425               32               --          457
                                                        --------------       -------        -----------    --------
          Total current liabilities..................         3,453            1,681               --        5,135
Long-term portion of long-term obligations to related
  parties............................................         1,517               --          $   920(B)     2,437
Other liabilities....................................            80               33               --          113
                                                        --------------       -------        -----------    --------
          Total liabilities..........................         5,050            1,714              920        7,685
                                                        --------------       -------        -----------    --------
Stockholders' equity:
     Convertible preferred stock.....................             *               --               --            *
     Common stock....................................            32                1               14(A)        64
                                                                                                   18(B)
                                                                                                   (1)(B)
     Additional paid-in capital......................        14,462               --            6,186(A)    28,411
                                                                                                7,238(B)
                                                                                                  525(C)
     Accumulated deficit.............................        (6,108)             (11)              11(B)    (6,633)
                                                                                                 (525)(C)
     Treasury stock..................................          (135)              --               --         (135)
                                                        --------------       -------        -----------    --------
          Total stockholders' equity (deficit).......         8,251              (10)          13,466       21,707
                                                        --------------       -------        -----------    --------
               Total liabilities and stockholders'
                 equity..............................      $ 13,301           $1,704          $14,386      $29,391
                                                        --------------       -------        -----------    --------
                                                        --------------       -------        -----------    --------

------------
* Less than $1,000.

         The accompanying Notes are an integral part of these unaudited pro forma condensed combined balance sheets.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

     The Unaudited Pro Forma Condensed Combined Balance Sheets present the historical balance sheets of All-Comm and Metro and pro forma adjustments as if the Offering and the acquisition of Metro by the Company had taken place as of June 30, 1996. The pro forma purchase accounting adjustments are summarized as follows:

          (A) Represents $7.5 million in cash proceeds to the Company from the Offering of 1,400,000 shares of Common Stock at $5 3/8 per share, less estimated offering costs of $1.3 million.

          (B) Represents the purchase of Metro, which had a shareholder deficit of $10,000, for $8.2 million (1,814,000 shares of Common Stock valued at $4 per share and $1.0 million aggregate face amount of promissory notes issued by the Company to the former shareholders of Metro; the promissory notes, which have a stated interest rate of 6%, were discounted to $0.9 million to reflect an estimated effective interest rate of 10%). In connection with the acquisition, the Company obtained three year covenants not to compete from the former shareholders of Metro. Acquisition costs are estimated to be $0.2 million.

          The acquisition was accounted for as a purchase and assets and liabilities were recorded at fair market values, which approximated net book values. The purchase is summarized as follows (in thousands):

Value of stock paid.......................................................   $ 7,256
Promissory notes payable..................................................       920
                                                                             -------
     Total purchase price.................................................     8,176
Acquisition costs.........................................................       150
                                                                             -------
     Total cost...........................................................               8,326
Less fair market value of:
     Assets acquired......................................................    (1,704)
     Liabilities assumed..................................................     1,714
                                                                             -------
     Deficit in net tangible assets.......................................                  10
                                                                                        ------
Costs in excess of tangible net assets....................................               8,336
Less estimated value of covenants not to compete..........................                 650
                                                                                        ------
Goodwill..................................................................              $7,686
                                                                                        ------
                                                                                        ------

          (C) Represents the estimated value of warrants issued by the Company in connection with the Offering to certain holders of Restricted Shares and warrants having registration rights relating thereto in consideration for such holders consent to certain modifications of their respective registration rights. See 'Shares Eligible for Future Sale.' The expense is non-recurring and will be charged in the fiscal quarter in which the Offering is consummated.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                             HISTORICAL
                                                  ---------------------------------             PRO FORMA
                                                  ALL-COMM MEDIA     METRO SERVICES     --------------------------
                                                    CORPORATION       GROUP, INC.       ADJUSTMENTS      COMBINED
                                                  ---------------    --------------     -----------      ---------

Revenues.......................................     $    15,889          $8,094                  --      $  23,983
                                                  ---------------       -------         -----------      ---------
Salaries and benefits..........................          12,712           1,978                  --         14,690
Direct costs...................................             807           4,550                  --          5,357
Selling, general and administrative............           1,843             961                  --          2,804
Professional fees..............................             626             181                  --            806
Amortization...................................             362              --         $       409(A)         770
                                                  ---------------       -------         -----------      ---------
     Total operating expenses..................          16,350           7,670                 409         24,429
                                                  ---------------       -------         -----------      ---------
Income (loss) from operations..................            (460)            424                (409)          (446)
Interest income................................              12              --                  --             12
Interest expense...............................            (488)             --                (106)(B)       (594)
                                                  ---------------       -------         -----------      ---------
Income (loss) before income taxes..............            (936)            424                (515)        (1,027)
Provision for income taxes.....................            (141)            (29)                 --(C)        (170)
                                                  ---------------       -------         -----------      ---------
Net income (loss)..............................     $    (1,077)         $  395         $      (515)     $  (1,197)
                                                  ---------------       -------         -----------      ---------
                                                  ---------------       -------         -----------      ---------
     Net income (loss) attributable to common
       stockholders............................     $    (1,094)         $  395         $      (515)     $  (1,215)
                                                  ---------------       -------         -----------      ---------
                                                  ---------------       -------         -----------      ---------
     Primary and fully diluted loss per
       share...................................          $(0.36)                                            $(0.19)
                                                         ------                                             ------
                                                         ------                                             ------
Weighted average common and common equivalent
  shares outstanding...........................       3,068,278                           3,214,000(D)   6,282,278
                                                  ---------------                       -----------      ---------
                                                  ---------------                       -----------      ---------

         The accompanying Notes are an integral part of these unaudited pro forma condensed combined statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

     The Unaudited Pro Forma Condensed Combined Statements of Operations combine the results of operations of the Company for its fiscal year ended June 30, 1996 with the results of operations of Metro for the year then ended. The revenues and results of operations of the combined businesses included in such pro forma financial statements are not considered by management to be indicative of the anticipated results of the business for the periods subsequent to the acquisition by the Company, nor are they considered to be indicative of the results of operations which might have been attained for the period presented.

     The pro forma purchase accounting adjustments reflect the effect on the combined results for the fiscal year ended June 30, 1996 as if the Offering and the acquisition of Metro by the Company had taken place at the beginning of such year. The adjustments are summarized as follows:

          (A) Reflects amortization of $8.3 million in excess of costs over the fair value of the net deficit acquired, including $0.7 million in the aggregate in covenants not to compete. The covenants are amortized over their three year durations and the remainder over its expected benefit period of 40 years.

          (B) Reflects interest expense incurred on $1.0 million aggregate face amount of 6% promissory notes issued to former shareholders of Metro in connection with the Company's acquisition of Metro. The promissory notes were discounted to $0.9 million to reflect an estimated effective interest rate of 10%.

          (C) Prior to its acquisition by All-Comm, Metro had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the 'Code') and, as a result, Metro's federal taxable income or loss and tax credits were passed through to Metro's former shareholders. Metro's provision for income taxes resulted from income taxes due on taxable income for states which did not recognize Metro's S corporation status. No pro forma tax provision has been made for federal taxes in the pro forma condensed combined statements of operations due to the availability of All-Comm's net operating loss carryforwards.

          (D) Pro forma primary and fully diluted earnings per share include the effect of issuance of 1,814,000 shares of Common Stock in connection with the Company's acquisition of Metro and 1,400,000 shares of Common Stock in connection with the Offering, as if each such event had occurred on July 1, 1995.

                            SELECTED FINANCIAL DATA

     The following selected financial data of the Company as of June 30, 1996, in the case of balance sheet data, and for the years ended June 30, 1995 and 1996, in the case of operating data, have been derived from the Company's audited consolidated financial statements included elsewhere in this Prospectus.

     The following selected financial data of Metro as of December 31, 1995, in the case of balance sheet data, and for the years ended December 31, 1994 and 1995, in the case of operating data, have been derived from Metro's audited financial statements included elsewhere in this Prospectus. The selected financial data of Metro presented below as of and for the six months ended June 30, 1995 and 1996 have been derived from Metro's unaudited financial statements included elsewhere in this Prospectus. Metro's unaudited financial statements include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of Metro's financial position and results of operations for those periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results of operations for any subsequent period.

     The data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements and notes thereto included elsewhere in this Prospectus.

ALL-COMM MEDIA CORPORATION

                                                                                          YEAR ENDED JUNE 30,(1)
                                                                                         ------------------------
                                                                                          1995(2)         1996
                                                                                         ----------    ----------
                                                                                          (IN THOUSANDS, EXCEPT
                                                                                           SHARE AND PER SHARE
                                                                                                 AMOUNTS)

OPERATING DATA:(3)
     Revenues.........................................................................   $    3,631    $   15,889
     Salaries and benefits............................................................   $    3,139    $   12,712
     Direct costs.....................................................................   $      102    $      807
     Selling, general and administrative..............................................   $    1,121    $    1,843
     Professional fees................................................................   $      459    $      626
     Amortization of intangible assets................................................   $       65    $      362
     Total operating costs and expenses...............................................   $    4,887    $   16,350
     Loss from operations.............................................................   $   (1,256)   $     (460)
     Total other income (expenses)....................................................   $    1,200    $     (475)
     Loss from continuing operations before income taxes..............................   $      (56)   $     (936)
     Provision for income taxes.......................................................   $      (75)   $     (141)
     Loss from continuing operations before discontinued operations...................   $     (131)   $   (1,077)
     Net gain from discontinued operations............................................   $      241    $       --
     Net income (loss)................................................................   $      110    $   (1,077)
     Net income (loss) attributable to common stockholders............................   $      110    $   (1,094)
     Weighted average common and common equivalent shares outstanding.................    1,807,540     3,068,278
     Net income (loss) per common share(4)............................................   $     0.06    $    (0.36)

                                                                                                      JUNE 30, 1996
                                                                                                      --------------
                                                                                                      (IN THOUSANDS)

BALANCE SHEET DATA:(3)
     Cash and cash equivalents.....................................................................      $  1,393
     Working capital...............................................................................      $  1,651
     Intangible assets, net........................................................................      $  7,851
     Total assets..................................................................................      $ 13,301
     Long-term obligations to related party less current portion...................................      $  1,517
     Total stockholders' equity....................................................................      $  8,251

                                                        (footnotes on next page)

(footnotes from previous page)

------------

(1) SD&A had a fiscal year ending December 31 prior to its acquisition by the Company.

(2) Reflects operations of Alliance and SD&A for the period beginning with the Company's acquisition of Alliance on April 25, 1995.

(3) See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' for discussion of businesses discontinued and acquired in 1995.

(4) Primary and fully diluted income (loss) per common share are the same in both fiscal years presented. See Note 2 of Notes to Consolidated Financial Statements of All-Comm.

METRO SERVICES GROUP, INC.

                                                   YEAR ENDED DECEMBER 31,(1)   SIX MONTHS ENDED JUNE 30,
                                                   --------------------------- ---------------------------
                                                       1994          1995          1995          1996
                                                   ------------- ------------- ------------- -------------
                                                                       (IN THOUSANDS)

OPERATING DATA:
     Revenues..................................... $    5,914    $    8,096    $     3,555   $     3,553
     Direct costs................................. $    3,290    $    4,653    $     2,022   $     1,919
     Salaries and wages........................... $    1,672    $    1,792    $       855   $     1,041
     Selling, general and administrative.......... $      868    $      899    $       442   $       504
     Total operating expenses..................... $    5,964    $    7,520    $     3,417   $     3,567
     Income (loss) before provision for income
       taxes...................................... $      (50)   $      576    $       138   $       (14)
     Provision for income taxes(2)................ $        7    $       35    $         7   $        --
     Net income (loss)............................ $      (57)   $      541    $       131   $       (14)

                                                                               DECEMBER 31, 1995(1)    JUNE 30, 1996
                                                                               --------------------    -------------
                                                                                          (IN THOUSANDS)

BALANCE SHEET DATA:
     Cash...................................................................          $    8              $   138
     Working capital (deficit)..............................................          $  178              $  (109)
     Total assets...........................................................          $2,505              $ 1,704
     Total shareholders' equity (deficit)...................................          $  235              $   (10)

------------

(1) Metro had a fiscal year ending December 31 prior to its acquisition by the Company.

(2) Prior to its acquisition by the Company, Metro had elected to be taxed under the provisions of Subchapter S of the Code and, as a result, Metro's federal taxable income or loss and tax credits were passed through to Metro's former shareholders. Metro's provision for income taxes resulted from income taxes due on taxable income for states which did not recognize Metro's S corporation status.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with All-Comm's, Metro's and SD&A's financial statements and notes thereto included elsewhere in this Prospectus and the other financial and operating information included elsewhere in this Prospectus. Certain statements under this caption 'Management's Discussion and Analysis of Financial Condition and Results of Operations' constitute 'forward-looking statements' under the Reform Act. See 'Special Note Regarding Forward-Looking Statements.' For a more complete understanding of the Company's operations, see 'Risk Factors' and 'Business.'

OVERVIEW

     The Company acquired Alliance, which simultaneously acquired SD&A, on April 25, 1995. Accordingly, the Company's consolidated statements of operations and consolidated statements of cash flows include the operations of Alliance and SD&A starting on April 25, 1995. Because the Company's fiscal year ends on June 30 of each year, only approximately two months of Alliance's and SD&A's operations were included in the Company's results of operations for fiscal 1995 but their results of operations for the entire year were included in fiscal 1996.

     In addition, because the Company acquired Metro in October 1996, Metro's operations are not included in any of the Company's historical consolidated financial statements contained in this Prospectus, but are included separately. See 'Index to Financial Statements.' For certain pro forma condensed combined financial information which gives effect to the acquisition of Metro, see 'Pro Forma Condensed Combined Financial Information.' In order to conform with industry standards and to provide for a more meaningful comparison between the Company's historical financial statements and such pro forma financial information (and future financial statements), the Company has reclassified certain accounts. See Note 2 of Notes to Consolidated Financial Statements of All-Comm.

     The Company has accounted for the acquisitions of Alliance and SD&A, and will account for the acquisition of Metro, under the purchase method of accounting.

     During 1991, under the prior management, the Company acquired a 100% interest in STI and changed the Company's name from Bristol Holdings, Inc. to Sports-Tech, Inc. In 1993, the Company acquired the business of High School Gridiron Report ('HSGR'). STI and HSGR supplied information services and technology as well as academic, athletic and video data to high school, college and professional coaches and student athletes. In November 1994, after a failed business strategy, the prior management of the Company discontinued these operations through the sale of STI and the cessation of the HSGR operation and the Company's consolidated financial statements were reclassified to report the net assets, operating results, gain on disposition and cash flows of these operations as discontinued operations. In August 1995, following the acquisitions of Alliance and SD&A, the Company again changed its name from Sports-Tech, Inc. to All-Comm Media Corporation.

     As a result of the Alliance and SD&A acquisitions and discontinued operations, the Company's results of operations for fiscal years 1995 and 1996 are not directly comparable and the Company's historical results of operations may not be indicative of future results.

     The Company's revenues in fiscal 1995 and fiscal 1996 consisted principally of fees earned by the Company from telemarketing and telefundraising campaigns conducted on-site at client locations and off-site at the Company's calling center in Berkeley, California. Revenues from on-site campaigns are recorded when pledged cash is received by the Company's clients. Revenues from operations at the Berkeley calling center are recorded when the services are provided. On-site telemarketing and telefundraising fees are generally based on an agreed upon percentage of amounts received by a client from a campaign. Off-site fees are typically based on an agreed upon amount per contact with a potential donor. During fiscal 1995 and 1996, the Company's margins relating to off-site campaigns were generally higher than margins relating to on-site campaigns.

     For fiscal 1995 and 1996, salaries and benefits were the Company's principal expense category and accounted for 86.5% and 80.0%, respectively, of revenues, and 64.2% and 77.8%, respectively, of total operating expenses.

     Selling, general and administrative expenses were the Company's second most significant expense category in fiscal 1995 and fiscal 1996. Such expenses include the cost of services the Company provides to manage its operating subsidiaries, and in fiscal 1995, its discontinued operations. These expenses include rent, depreciation, public relations costs, insurance premiums and costs relating to the identification and evaluation of potential acquisitions and financing sources (excluding professional fees).

     Direct costs include telephone, postage and other sales expenses relating to the Berkeley calling center and costs associated with advertising for staff for on-site campaigns. Professional fees include fees for outside consultants, accountants and attorneys principally related to acquisition and financing efforts and recurring audit and public reporting requirements.

     Amortization of intangible assets relates to intangible assets acquired in the simultaneous acquisitions of Alliance and SD&A on April 25, 1995. The purchase prices for these acquisitions were substantially in excess of the book value of the acquired assets. As a consequence, these acquisitions have generated  significant  goodwill  and  have  generated,  and  will  continue  to generate, significant levels of amortization. Although amortization is a non-cash charge, it decreases reported net income (or increases reported net losses). Accordingly, the faster the Company expands by making such acquisitions, the more likely it will be to incur additional amortization charges. See Notes 2 and 3 of Notes to Consolidated Financial Statements of All-Comm.

     Interest expense for fiscal 1995 and fiscal 1996 is principally comprised of interest on indebtedness of the Company to the former owner of SD&A (the 'SD&A Seller Debt'). See 'Certain Transactions -- Transactions Under Current Management After Alliance Acquisition -- Transactions With Mr. Dunn.'

     As of June 30, 1996, the Company had consolidated net operating loss carryforwards of $2.0 million which may offset future income for U.S. federal income tax purposes. The Company incurs state income taxes on taxable income at the subsidiary level which cannot be reduced by losses incurred at the corporate level.

FUTURE NONRECURRING CHARGE TO EARNINGS

     The Company will incur a nonrecurring non-cash charge estimated to be $0.5 million in the fiscal quarter in which the Offering is consummated as a result of the issuance by the Company of warrants exercisable for an aggregate of up to 1,192,913 shares of Common Stock to certain stockholders of the Company as consideration for the agreement of such stockholders to certain lock-up arrangements. See 'Shares Eligible For Future Sale.'

     Although the nonrecurring charge to be taken by the Company will increase the Company's accumulated deficit, there will be a corresponding increase in additional paid-in-capital, and, accordingly, total stockholders' equity will be unchanged. The recording of such charge will have a material adverse effect on the Company's results of operations, and may result in a loss for the fiscal quarter in which the Offering is consummated.

RESULTS OF OPERATIONS

     The following table sets forth for the fiscal periods indicated (i) information derived from the Company's audited historical consolidated statements of operations for the fiscal years ended June 30, 1995 and 1996 and
(ii) information derived from the unaudited historical statements of operations of Metro for the six months ended June 30, 1995 and 1996, in each case expressed as a percentage of revenues.

                                                                                                METRO SERVICES
                                                                          ALL-COMM MEDIA         GROUP, INC.
                                                                           CORPORATION         ----------------
                                                                         ----------------
                                                                                               SIX MONTHS ENDED
                                                                         YEAR ENDED JUNE
                                                                               30,                 JUNE 30,
                                                                         ----------------      ----------------
                                                                         1995       1996       1995       1996
                                                                         -----      -----      -----      -----

Revenues..............................................................   100.0%     100.0%     100.0%     100.0%
                                                                         -----      -----      -----      -----
Salaries and benefits.................................................    86.5       80.0       24.0       29.3
Direct costs..........................................................     2.8        5.1       56.9       54.0
Selling, general and administrative...................................    30.9       11.6       12.4       14.2
Professional fees.....................................................    12.7        3.9        2.8        2.9
Amortization of intangible assets.....................................     1.8        2.3         --         --
                                                                         -----      -----      -----      -----
        Total operating costs and expenses............................   134.6      102.9       96.1      100.4
                                                                         -----      -----      -----      -----
Income (loss) from operations.........................................   (34.6)      (2.9)       3.9       (0.4)
Other income (expense)................................................    33.1       (3.0)        --         --
Provision for income taxes............................................    (2.1)      (0.9)      (0.2)        --
                                                                         -----      -----      -----      -----
Income (loss) from continuing operations before discontinued
  operations..........................................................    (3.6)      (6.8)       3.7       (0.4)
Net gain from discontinued operations.................................     6.6         --         --         --
                                                                         -----      -----      -----      -----
Net income (loss).....................................................     3.0%      (6.8)%      3.7%      (0.4)%
                                                                         -----      -----      -----      -----
                                                                         -----      -----      -----      -----

ALL-COMM MEDIA CORPORATION
FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

     Revenues of $15.9 million in fiscal 1996 increased by $12.3 million over fiscal 1995 revenues, principally due to the inclusion of a full year of operations of SD&A in fiscal 1996 as compared with the period from the date of acquisition (April 25, 1995) to June 30, 1995 in fiscal 1995. Fiscal 1996 revenues from on-site telemarketing and telefundraising campaigns totaled $13.2 million (83.3% of revenues) and revenues from off-site campaigns totaled $2.7 million (16.7% of revenues).

     Salaries and benefits of $12.7 million in fiscal 1996 increased by $9.6 million over salaries and benefits of $3.1 million in fiscal 1995, principally due to the inclusion of a full year of operations of SD&A in fiscal 1996. As a percentage of revenues, however, salaries and benefits declined from 86.5% to 80.0% because, in fiscal 1995 and fiscal 1996, the Company had a full year of administrative salaries and benefits at the corporate level but only approximately two months of revenues from the operations of SD&A in fiscal 1995.

     Direct costs of $0.8 million in fiscal 1996 increased by $0.7 million over direct costs of $0.1 million in fiscal 1995, principally due to the inclusion of costs associated with the Berkeley calling center operations for all of fiscal 1996 as well as $0.2 million in costs associated with advertising for staff for on-site campaigns in fiscal 1996.

     Selling, general and administrative expenses of $1.8 million in fiscal 1996 increased by $0.7 million, or 64.4%, over $1.1 million of such expenses in fiscal 1995, principally due to the inclusion of a full year of operations of SD&A in fiscal 1996. Professional fees of $0.6 million in 1996 increased by approximately $0.2 million, or 36.2%, over professional fees of $0.5 million in fiscal 1995, principally due to legal and accounting fees incurred in connection with the evaluation of potential acquisitions and financing sources.

     Amortization of intangible assets of $0.4 million in fiscal 1996 increased by $0.3 million over amortization of approximately $65,000 in fiscal 1995, due to the amortization of the goodwill and a covenant-not-to-compete associated with the Alliance and SD&A acquisitions on April 25, 1995.

     The Company had other expense of $0.5 million in fiscal 1996 compared to other income of $1.2 million in fiscal 1995, a decrease of $1.7 million, principally due to increases in fiscal 1996 interest expense related to the SD&A Seller Debt. In fiscal 1995, the Company had nonrecurring net gains from sales of securities of $1.6 million, which were partially offset by a loan commitment fee of $0.3 million in connection with the original purchase of such securities. See 'Certain Transactions -- Transaction Under Former Management Prior to Alliance Acquisition -- Florida Gaming Corporation Loan.'

     The provision for income taxes in fiscal 1996 of $141,000 increased by approximately $66,000, or 88.1%, over the provision for income taxes of $75,000 in 1995. The provision for income taxes increased, despite losses from continuing operations, as a result of state and local taxes incurred on taxable income at the operating subsidiary level. Under applicable tax law, such taxes at the operating subsidiary level could not be offset by losses incurred at the corporate level.

     The gain on sale of, and loss from, discontinued operations in fiscal 1995 relates to the STI and HSGR operations which were either sold or closed in fiscal 1995 as a condition precedent to the acquisition of Alliance. No amounts related to discontinued operations were incurred in fiscal 1996.

     As a result of the foregoing factors, the Company had a net loss of $1.1 million in fiscal 1996 as compared to net income of $0.1 million in 1995.

METRO SERVICES GROUP, INC.
SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     Metro generates revenues from the development and marketing of information-based services used primarily in direct marketing programs and fundraising campaigns. These services, which are usually integrated, include:
(i) database management, which includes updating and maintaining client databases; (ii) data processing; (iii) list services; and (iv) as an ancillary service (through outsourcing), creating, printing and mailing of brochures. See 'Business -- Services.' Metro recognizes revenues as services are performed. Revenues of $3.6 million remained constant for the first six months of 1996 compared to the prior year period, notwithstanding the loss of Metro's two largest clients. Such clients were to be acquired by other firms during the first quarter of 1996 and, as a result, no longer required Metro's services. On a combined basis, those two clients accounted for 17.0%, 14.5% and 3.5% of Metro's revenues for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively. The loss of such revenues in the first six months of 1996 was offset by $0.6 million in revenues from new clients and increased business from existing clients during the same period. Subsequent to June 30, 1996, one such client resumed business with Metro after its proposed acquisition was not consummated.

     Salaries and benefits of $1.0 million for the six months ended June 30, 1996 increased by approximately $0.2 million, or 21.8%, compared to $0.9 million for the first six months of the prior year. The increase was primarily due to staffing increases in the 1996 period in connection with anticipated client activity.

     Direct costs for Metro are principally the costs of lists and other data purchased for clients from third parties. Direct costs for Metro also include commissions payable to third party list owners for lists rented to clients, as well as printing and fulfillment costs incurred on behalf of clients. Direct costs of $1.9 million for the first six months of 1996 decreased by $0.1 million, or 5.0%, from direct costs of $2.0 million for the comparable period in 1995 reflecting the approximately equal revenues in both years. As a percentage of revenues, direct costs decreased from 56.9% to 54.0%, which levels are consistent with historical patterns.

     Selling, general and administrative expenses for Metro are principally comprised of rent, promotion, insurance, utilities, and postage and delivery. Selling, general and administrative expenses of $0.5 million for the first six months of 1996 increased by approximately $62,000, or 14.0%, from $0.4 million for the first six months of 1995. The increase was principally the result of increases in promotional expenses relating to advertising, partially offset by a decrease in rent expense relating to the expiration of a lease for the Company's former facilities which the Company had sublet at a loss.

     Prior to its acquisition by All-Comm, Metro had elected to be taxed under the provision of Subchapter S of the Code and, as a result, Metro's federal taxable income or loss and tax credits were passed through to Metro's former shareholders. Metro's provision for income taxes resulted from income taxes due on taxable income for states which did not recognize Metro's S corporation status.

     Primarily as a result of the foregoing factors, the Company had a net loss of approximately $14,000 for the first six months of 1996 compared to net income of approximately $0.1 million for the first six months of 1995.

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
METRO SERVICES GROUP, INC.
YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues of $8.1 million in 1995 increased by $2.2 million, or 36.9%, over revenues of $5.9 million in 1994, principally due to increases in revenues from database management and list brokerage, and increasing penetration of the financial services sector. In 1995, 17.0% of Metro's revenues were generated by two clients as compared to 10.9% in 1994.

     Salaries and benefits of $1.8 million in 1995 increased by $0.1 million, or 7.2%, over $1.7 million in 1994, principally due to merit pay increases in 1995. As a percentage of revenues, however, salaries and benefits decreased from 28.3% in 1994 to 22.1% in 1995, principally due to Metro's limiting its hiring activities in 1995 to active projects rather than hiring in anticipation of growth as had been done in 1994.

     Direct costs of $4.7 million in 1995 increased by $1.4 million, or 41.4%, from direct costs of $3.3 million in 1994, principally as a result of the related increases in revenues. As a percentage of revenues, however, direct costs increased from 55.6% in 1994 to 57.5% in 1995, which levels are consistent with historical patterns.

     Selling, general and administrative expenses of $0.9 million in 1995 increased by approximately $31,000, or 3.6%, compared to the 1994 level, due in part to increased travel and entertainment expenses associated with the growth of Metro's out-of-state business.

     Prior to its acquisition by All-Comm, Metro had elected to be taxed under the provision of Subchapter S of the Code and, as a result, Metro's federal taxable income or loss and tax credits were passed through to Metro's former shareholders. Metro's provision for income taxes resulted from income taxes due on taxable income for states which did not recognize Metro's S corporation status.

     Principally as a result of the foregoing factors, the Company had net income of $0.5 million in 1995 compared to a net loss of approximately $57,000 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

ALL-COMM MEDIA CORPORATION

     The parent company's assets consist primarily of the stock of its subsidiaries. At June 30, 1996, on a consolidated basis, the Company had cash and cash equivalents of $1.4 million and accounts receivable, net of allowance for doubtful accounts, of $2.7 million. On August 16, 1996, the Company sold its land in Laughlin, Nevada for $1.0 million in cash.

     The Company generated losses from operations of $1.3 million in fiscal 1995 and $0.5 million in fiscal 1996. The Company met its liquidity requirements in fiscal 1995 and 1996 principally through financing activities in the form of private placements of Common Stock, preferred stock and warrants. In fiscal 1996, the Company's financing activities provided $1.6 million. See Note 13 of Notes to Consolidated Financial Statements of All-Comm. At June 30, 1996, SD&A had a $0.5 million line of credit with a bank, which was fully drawn at such date. The Company is exploring the possible replacement of such line of credit with a larger credit facility with a different institution. No assurance can be given that the Company will be able to obtain such a replacement credit facility, or that any such replacement credit facility will be larger than the existing facility.

     In fiscal 1996, the Company used $0.9 million in cash for operating activities, principally due to net losses incurred during the first full year following the acquisition of SD&A. While the SD&A operations generated both income from operations and net income during fiscal 1996, such amounts were offset by legal, accounting and other expenditures of approximately $1.4 million incurred by the parent company in connection with the implementation of the Company's business strategy, including identification and evaluation of potential acquisitions and financing sources, and obligations associated with a prior registration statement and other remaining obligations associated with the activities of the prior management. The Company's management has satisfied substantially all known remaining payment obligations arising from activities of the prior management. Additional cash used in fiscal 1996 resulted from an increase in accounts receivable at SD&A of $0.6 million due to increases in sales.

     In fiscal 1996, the Company used $0.6 million in investing activities, most of which ($0.5 million) was a contingent cash payment to Mr. Stephen Dunn, the former shareholder and current President of SD&A, as a result of SD&A's meeting specified financial targets with respect to such fiscal year. Capital expenditures in fiscal 1996 of $0.1 million were principally leasehold improvements to increase the usable space at SD&A's offices. The Company moved its Berkeley calling center in August 1996 at a cost of approximately $0.1 million. In the first quarter of fiscal 1997, the Company expanded the calling capacity at such calling center at a cost of approximately $75,000. The Company intends to refinance approximately $.14 million of the expansion and relocation costs through bank borrowings under SD&A's credit facility.

     On April 25, 1995, Alliance and SD&A were acquired for 1,025,000 shares of Common Stock valued at $2.7 million plus approximately $0.5 million of acquisition costs. Liabilities assumed as a result of such acquisitions totaled $6.7 million including the SD&A Seller Debt in the original aggregate principal amount of $4.5 million, payable with interest at prime over a four year period. Payments due in fiscal 1996 on the SD&A Seller Debt originally totaled $1.5 million, payable in quarterly installments. Additional contingent payments of up to $0.85 million per year over the three year period ending June 30, 1998 may be required to be made to Mr. Dunn based on achievement of defined results of operations of SD&A. At the Company's option, up to one half of the additional contingent payments may be made with restricted Common Stock of the Company subject to certain registration rights. SD&A achieved its defined results of operations during fiscal 1996 and $0.425 million was paid in cash and $0.425 million accrued in stock, as of June 30, 1996. See 'Certain
Transactions -- Transactions Under Current Management After Alliance Acquisition -- Transactions with Mr. Dunn.'

     In October 1995, the Company increased its cash balances by entering into an option agreement whereby, in consideration of a cash payment to the Company of $.15 million, an unaffiliated third party was granted an option to purchase the Company's undeveloped land in Laughlin, Nevada, for $2.0 million. The option agreement expired on April 8, 1996, and was extended until July 8, 1996. The Company bought back the option in July 1996 for $0.15 million, pursuant to a put provision in the option agreement. On August 16, 1996 the land was sold to another unaffiliated third party, by auction, for $1.0 million in cash.

     In June 1996, the Company completed a private placement with certain accredited investors of 6,200 shares of Series B Preferred Stock for $3.1 million and 2,000 shares of Series C Preferred Stock for $1.0 million.

     In addition, the Company issued warrants to the holders of the Series B Preferred Stock to purchase a total of 3,100,000 shares of Common Stock at an exercise price of $2.50 per share exercisable for three years, starting with and subject to the availability of shares following stockholder authorization of additional common shares. The Company also issued warrants to holders of the Series C Preferred Stock to purchase 3,000,000 shares of Common Stock at an exercise price of $3.00 per share exercisable for three years, starting with and subject to the availability of shares following stockholder authorization of additional common shares.

     The proceeds of the sale of Series B Preferred Stock and the Series C Preferred Stock were used by the Company to pay approximately $2.0 million on account of the SD&A Seller Debt. The remaining $2.1 million of long-term obligations to Mr. Dunn are payable in 36 monthly principal payments of $58,333 plus interest at 8%, beginning September 19, 1996. In June 1996, the Company paid $0.8 million in connection with the repurchase of 10,000 shares of previously outstanding Series A Preferred Stock issued in the private placement in May 1996. The balance of the proceeds are being used for working capital and general corporate purposes.

     In connection with the Metro acquisition, the Company issued promissory notes to the former shareholders of Metro in an aggregate principal amount of $1.0 million. Such notes bear interest at 6% per annum, are scheduled to mature June 30, 1998 and are convertible at the option of the holders thereof into 185,874 shares of Common Stock.

     Due to contingent payments earned as of June 30, 1996 based on SD&A's earnings, amortization expense will increase by $22,000 in fiscal 1997. Additional contingent payments may be due at the end of fiscal 1997 and 1998, which will continue to increase amortization expense in subsequent years. Also, the acquisition of Metro in October 1996 will result in increased amortization expense during fiscal 1997, currently estimated to be $0.3 million in fiscal 1997.

     Due to prepayment and restructuring in June 1996, interest on the SD&A Seller Debt will decrease significantly in fiscal 1997. See 'Certain Transactions -- Transactions Under Current Management After Alliance Acquisition -- Transactions with Mr. Dunn.'

     In July 1996, All-Comm publicly announced the proposed acquisition of Metro. The announcement contained a forward-looking statement that the Company expected Metro's revenues 'to be comfortably in excess of $10 million for the fiscal year ending June 30, 1997.' Such forward-looking statement is only an estimate and is not a guarantee of future results. Metro's revenues for such year may vary from the estimate and such variations may be material. Numerous factors, many of which are beyond the Company's control, could cause Metro's actual revenues for such year to be materially different from those expected at the time of the public announcement. Such factors include those listed under the heading 'Risk Factors,' in particular those under the subheadings 'Limited Operating History; Absence of Combined Operating History; Lack of Consolidated Profitable Operations,' 'Risks Associated with Acquisition and Growth Strategy,' 'Lack of Long-Term Contracts,' 'Government Regulation and Privacy Issues,' 'Rapid Technological Change,' 'Risk of Equipment Failure,' 'Cyclicality,' 'Competition,' 'Dependence upon Key Personnel' and 'Dependence on Relationships with Data Suppliers.'

     The Company believes that the net proceeds of the Offering, together with funds available from operations, including the operations of Metro, and from the August 1996 sale of the Laughlin, Nevada land should be adequate to finance its operations and enable the Company to meet interest and debt obligations through its fiscal year ending June 30, 1998. In conjunction with the Company's acquisition and growth strategy, additional financing may be required to complete such acquisitions and to meet potential contingent acquisition payments. There can be no assurance, however, that such capital, if required, will be available on terms acceptable to the Company, if at all. See 'Risk Factors -- Possible Need for Additional Financing.'

     In addition, up to 9,198,922 shares of Common Stock are issuable upon exercise of certain options, warrants or other contractual rights, depending on the extent to which the Underwriters' over-allotment options are exercised, if at all. Although no assurance can be given that any of such options, warrants or other contractual rights will be exercised, if all of such options, warrants and other contractual rights having exercise prices at or below the assumed public offering price for the Common Stock of $5 3/8 per share were exercised, the aggregate proceeds to the Company resulting therefrom would be approximately $28.7 to $28.8 million, depending on the extent to which the Underwriters' over-allotment options are exercised. The Company expects that it would use such proceeds, if any, for general corporate purposes, including possible future acquisitions.

METRO SERVICES GROUP, INC.

     Metro's primary source of working capital is cash provided by operating activities. In the year ended December 31, 1995 and the first six months of 1996, Metro generated cash from operating activities of approximately $39,000 and $0.4 million, respectively. The cash provided by operating activities in the first six months of 1996 was generated largely from increases in collections of accounts receivable. Cash at June 30, 1996 was approximately $0.1 million. Metro had no committed lines of credit at such date and does not have any current plans to obtain any such commitment.

     Metro's capital expenditures consist primarily of computer hardware, software and related equipment and office equipment. Investments in such fixed assets in 1995 and the first six months of 1996 were approximately $43,000 and $17,000, respectively. Metro expects to receive from All-Comm between $1.7 million and $2.0 million of the net proceeds of the Offering for investments in such fixed assets, principally computer hardware and software.

     Prior to its acquisition by All-Comm, Metro had elected to be taxed under the provisions of Subchapter S of the Code and, as a result, Metro's federal taxable income or loss and tax credits were passed through to Metro's former shareholders. Metro's provision for income taxes resulted from income taxes due on taxable income for states which did not recognize Metro's S corporation status. In addition, in order to permit its shareholders to meet their tax obligations resulting from Metro's 1995 operations, during the first six months of 1996 Metro paid dividends of approximately $0.2 million to its shareholders. As a result of All-Comm's acquisition of Metro, Metro is no longer an S corporation. During the first six months of 1996, Metro advanced $50,000 to one of its shareholders. See 'Certain Transactions -- Transactions Under Current Management After Alliance Acquisition -- Indebtedness of Management.'

NEW ACCOUNTING PRONOUNCEMENTS

     Adoption of the Financial and Accounting Standards Board ('FASB') Statement of Financial Accounting No. 121, 'Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to be Disposed of,' which is effective for financial statements for fiscal years beginning after December 15, 1995, is not anticipated to have a material effect on the Company's consolidated financial statements.

     The FASB recently issued Statement of Financial Accounting No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123'), which is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation cost for stock-based compensation under SFAS 123 or APB Opinion No. 25, 'Accounting for Stock Issued to Employees.' The Company has elected to continue the accounting treatment of such compensation pursuant to APB Opinion No. 25. However, starting in the first quarter of fiscal 1997 the Company will be required to make pro forma disclosure of net income and earnings per share as if the provisions of SFAS 123 had been applied.

                                    BUSINESS

     All-Comm provides database management services, custom telemarketing/telefundraising services and other direct marketing services to a diverse group of approximately 600 clients located throughout the United States. These services include customer and market data analysis, database creation and analysis, data warehousing, merge/purge, predictive behavioral modeling, list processing, brokerage and management, data enhancement, other direct marketing information services and custom outbound telemarketing/telefundraising services. Through this combination of services, the Company assists its clients in defining target markets and uses sophisticated data analysis to support and track the results of clients' direct marketing campaigns. The Company believes its expertise in applying these direct marketing tools increases the productivity of its clients' marketing expenditures.

     The Company's value-added premium services have enabled it to become a leading provider of database management services, custom telemarketing/telefundraising services and other direct marketing services to performing arts and cultural institutions in the United States. The Company's clients include Lincoln Center for the Performing Arts, Kennedy Center for the Performing Arts, Art Institute of Chicago, Dallas Symphony, Carnegie Hall, New York Philharmonic, Los Angeles Philharmonic, Boston Symphony, Atlanta Opera, Detroit Symphony, New York University, UCLA and numerous public broadcasting stations. In addition, the Company renders database management and direct marketing services to such commercial clients as The Shubert Organization, Crain Communications, The CIT Group, 3Com Corporation, Mitsubishi Electronics and UNOCAL. Since January 1996, the Company has begun providing services to new clients including Seattle Art Museum, Walt Disney Company, Avery Dennison, Countrywide Insurance and Nomura Asset Capital Corporation.

     The Company utilizes industry specific knowledge and proprietary database software applications developed at its data center in New York City to produce customized data management and direct marketing solutions for its clients. The Company's custom telemarketing/telefundraising services are conducted both on-site at client-provided facilities and also at the Company's calling center in Berkeley, California. By providing these services, the Company seeks to become an integral part of its clients' marketing programs which the Company believes fosters long-term client relationships and provides opportunities for recurring revenues and business growth.

THE DIRECT MARKETING INDUSTRY

     Overview. Direct marketing is used for a variety of purposes including lead-generation and prospecting for the acquisition of new customers, enhancing existing customer relationships, exploring the potential for new products and services and establishing new products. Unlike traditional mass marketing, which aims at a broad audience and focuses on creating image and general brand or product awareness, successful direct marketing requires the identification and sophisticated analysis of relationships between customers and their purchasing patterns. Such patterns enable businesses to more easily identify and create a customized message aimed at a highly defined audience. This communication is intended to produce more favorable responses from customers or prospects who have been approached in a more individualized manner as compared to mass marketing. Previously, direct marketing activity consisted principally of direct mail, but now has expanded into the use of multiple mediums including telemarketing, print, television, radio, video, CD-ROM, on-line services, the Internet and a variety of other interactive marketing formats.

     The analysis, enhancement and management of customer information and related marketing data are integral to the successful implementation of a direct marketing program. Database management capabilities allow for the creation of lists of customers with specific, identifiable attributes. Direct marketers utilize such lists to customize messages and marketing programs that generate new customers whose purchasing patterns can be statistically analyzed to isolate key determinants. In turn, this enables direct marketers to continually evaluate and adjust their marketing programs, and to measure customer response rates in order to assess returns on marketing expenditures, which the Company believes increases the effectiveness of such marketing programs.

     Database management covers a range of services, including general marketing consultation, execution of marketing programs and the creation and development of customer databases and sales tracking and data analysis software. Data analysis software consolidates and analyzes customer profile information to find common characteristics among buyers of certain products. The results of such tracking and analysis are used to define and match customer and product attributes from millions of available database files for future direct marketing applications. The process is one of continual refinement, as the number of points of contact with customers increases, together with the proliferation of mediums available to reach customers.

     Telemarketing/telefundraising projects generally require significant amounts of customer information supplied by the client or third party sources. Custom telemarketing/ telefundraising programs seek to maximize a client's direct marketing project results by utilizing appropriate databases to communicate with a highly specific audience having identifiable demographics. This customization is often achieved through sophisticated and comprehensive data analysis which identifies psychographic, cultural and behavioral patterns and preferences, in specific geographic markets.

     Industry Growth. The use of direct marketing by businesses has increased over the last few years due in part to the relative cost efficiency of direct marketing compared to mass marketing, as well as the rapid development of more powerful and more cost-effective information technology and data capture capabilities. According to industry sources, over the next decade, demographic shifts and changes in lifestyle, combined with a proliferation of new marketing mediums, are expected to create higher demand for marketing information and services that provide businesses with direct access to their customers and a more efficient means of targeting specific audiences and developing long-term customer relationships. According to the DMA, expenditures for direct marketing services in 1995 were approximately $134.0 billion, the largest component of which, $54.1 billion, was attributable to telemarketing. The DMA has estimated that annual telemarketing expenditures may grow to $78.9 billion by the year 2000. According to other industry sources, total expenditures for database management services in the United States, including services used by direct marketing and other industries, were estimated to have been $3.2 billion in 1993 and are projected to grow at a compound annual rate of 29% through 1998.

     The Company believes that more businesses will seek to utilize marketing information systems and data analysis, enhancement and management to identify customer attributes and behaviors, in order to apply direct marketing methodologies to a wider range of marketing and media applications. Corporate marketing departments often lack the technical expertise to create, manage and control these aspects of the direct marketing process. As a result, the Company believes that there is a growing trend among direct marketers to utilize or rely on service providers to implement direct marketing programs.

     Industry Consolidation. The direct marketing industry is extremely fragmented. According to industry sources, there are over 11,000 direct marketing service and database service businesses in the United States. The Company believes that most of such businesses are small, specialized companies which offer limited services and/or limited expertise and industry specialization. However, industry consolidation has increased in the last few years resulting in a greater number of large companies providing services similar to those provided by the Company. See ' -- Competition.' The Company believes that much of this consolidation is due to: (i) the economies of scale expected to be obtained by direct marketing service providers in hardware, software and other marketing resources; (ii) the objective of direct marketing service providers to cross-sell services; and (iii) the growing need to coordinate various components of direct marketing and media programs within a single, reliable environment. The Company believes these trends are likely to continue due in part to client demand for more cost-effective service to perform increasingly complex functions that support such marketing and media programs.

SERVICES

     The Company's operating businesses provide comprehensive database management services, custom telemarketing/telefundraising services and other direct marketing services. The principal advantages of these customized services include: (i) the ability to expand and adapt a database to the client's changing business needs; (ii) the ability to have these services operate on a flexible basis consistent with the client's goals; and (iii) the integration with other direct marketing services of database management services and list processing services, which is necessary to keep a given database current. Some of the services offered by the Company are described below.

     Database Management Services. The Company's broad range of database management services begins with the Company's approach to database creation and development. This includes several planning stages and analytical processes by which all of the client's customer and operational files are analyzed. Utilizing both proprietary applications and commercial software, the Company consolidates all of the separate information and relationships across multiple files and converts the client's raw information into a consolidated format. Once the client's customer data is consolidated and the database created, the Company enhances the data by utilizing a wide selection of demographic, geographic, census (age, approximate income level, education level and household composition) and lifestyle information for over 95 million households and 153 million individuals to identify patterns and probabilities of behavior. The Company licenses this information from a variety of leading data compilers. See 'Risk Factors -- Dependence on Relationships with Data Compilers.'

     The combination of each client's proprietary customer information with these external data files provides a customized profile of a client's customer base, enabling the client, through the use of the Company's behavior modeling and analysis services, to design a direct marketing program for its customers. Through the development of a scoring model, the client can segment its database and determine its best customers and prospects in each marketplace. The entire process results in a customized direct marketing program that can be targeted to distinct audiences with a high propensity to buy the client's products or services. Because of the dynamic nature and complexity of these databases, clients frequently request that the Company update such databases with the results of recent marketing programs and periodically perform list processing services as part of the client's ongoing direct marketing efforts.

     Data Processing. The Company's primary data processing service is to manage, on a cost-effective basis from the Company's data center, all or a portion of a client's marketing information processing needs. After migrating a client's raw data to the Company's data center, the Company's technology allows the client to continue to request and access all available information from remote sites. Further, the database can be verified for accuracy and overlayed with external data elements to further identify specific consumer behavior.

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     Other  data processing  services provided  include migration  (takeover and turnover) support for database maintenance or creation, merge/purge, data overlay and postal qualification. The Company also offers on-line and batch processing capacity, technical support, and data back-up and recovery.

     List Services. List processing includes the preparation and generation of comprehensive name and address lists which are used in direct marketing promotions. The Company's state-of-the-art data center in New York City and large volume processing capabilities allow the Company to meet the list processing needs of its clients through its advanced list processing software applications, list brokerage and list management operations. The Company customizes list processing solutions by utilizing a variety of licensed software products and services, such as Address Conversion and Reformat, Address Standardization and Enhanced Merge/Purge, as well as National Change of Address
(NCOA), Delivery Sequence File and Locatable Address Conversion System. Other licensed products include databases used for suppressions such as the DMA Mail Preference File and the American Correctional Association Prison Suppress File.

     The Company also offers an array of list acquisition techniques. Approximately 12,000 lists are available for rental in the list industry. The Company's account managers, most of whom are hired from existing Company accounts, use their industry experience as well as sophisticated computer profiles to recommend particular lists for customer acquisition campaigns. The Company acquires hundreds of millions of records annually for customer acquisition campaigns. The Company also manages over 75 lists for rental purposes on behalf of list owners.

     Database Product Development. To further leverage its database management and list processing services, the Company has developed a new product using client/server technology. The product is a scalable, three-tiered client/server data warehouse system that provides desktop, real-time decision support and marketing analysis to a non-technical user. This application is an intuitive, graphical user interface tool that offers both flexibility and the ability to access and analyze large customer files exceeding 100 million records. The incorporation of third-party software, relational and multidimensional database technology in an open system environment is intended to allow the Company's clients to take advantage of the latest developments in high-speed computing, utilizing both single and multi-processor hardware, as well as the Company's experience in the development and integration of database marketing systems applications. See 'Risk Factors -- Rapid Technological Change.'

     Custom Telemarketing/Telefundraising Services. Custom telemarketing/telefundraising services are designed according to the client's existing database and any other databases which may be purchased or rented on behalf of the client to create a direct marketing program or fundraising campaign to achieve specific objectives, such as renewing annual memberships, season ticket purchases, enlarging the general constituency of an institution, capital projects financing, establishing a new donor pledge base, soliciting donations and other programs which may be annually recurring or limited in duration. After designing the program according to the marketing information derived from the database analysis, it is conceptualized in terms of message content and values to be contained in the offer or solicitation, and an assessment is made of other supporting elements, such as the use of a direct mail letter campaign, to precede the initial contact call.

     Typically, a campaign is designed in collaboration with a client, tested for accuracy and responsiveness and adjusted accordingly, after which the full campaign is commenced. The full campaign runs for a mutually agreed period, which can be shortened or extended depending on the results achieved.

     A distinguishing feature of the custom telemarketing/telefundraising campaign is that it can be implemented either on-site at a client-provided facility or at the Company's calling center in Berkeley, California. On-site campaigns are generally based on what is called a 'relationship' or 'affinity' sale. Telemarketing campaigns often require multiple calls whereby a caller must be knowledgeable about the organization and the subject matter and will seek to engage a prospect selected from the client's database in an extended conversation which serves to: (i) gather information; (ii) convey the offer, describe its merits and cost, and solicit gifts or donations; and (iii) conclude with a purchase, donation or pledge. Telefundraising from the Company's calling center usually involves campaigns that do not use the multiple call format, but instead use computer driven predictive dialing systems which are designed to maximize the usage rate for all telephones as the system works through the calling database.

                                       36

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
     Market Analysis. The Company's market research services include problem conceptualization, program design, data gathering from relational databases and data tabulation and results analysis, conducted through telephone, mail and focus groups. Through the use of data capture technology, the Company is also able to obtain data from a statistically projectable sample of market survey contacts. The Company then tabulates and analyzes fielded data using multi-variate statistical techniques, and produces detailed reports that can answer clients' marketing questions and suggest further avenues of inquiry where appropriate.

     Direct Mail Support Services. The Company's direct mail support services include preparing and coordinating direct marketing database services and custom telemarketing/telefundraising services for use in addressing and mailing materials to current and potential customers of the Company's clients. The Company obtains name and address data from clients and other external sources, processes the data to eliminate duplicates, corrects errors, sorts for postal discounts and electronically prepares the data for other vendors who will address pre-printed materials, in some cases with personalized greetings and messages.

     Custom Value-Added Premium Services. The Company offers additional value-added premium services, such as strategic marketing, planning and consulting services, and management training to complement its core database management services, custom telemarketing/telefundraising services and other direct marketing services.

MARKETING AND SALES

     The Company's marketing strategy is to offer customized value-added solutions to its clients' database management, telemarketing/telefundraising and other direct marketing requirements. Historically, the Company's operating businesses have acquired new clients and marketed their services primarily by attending trade shows, advertising in industry publications, responding to requests for proposals, pursuing client referrals and cross-selling to existing clients. The Company targets those companies that it believes have the greatest propensity to generate recurring revenues because of their ongoing direct marketing needs, and also those companies which have large customer bases that can benefit from targeted direct marketing database services and customized telemarketing/telefundraising services.

     The Company markets its database management services, custom telemarketing/telefundraising services and other direct marketing services through a sales force consisting of both salaried and commissioned sales persons. In many instances, account representatives, when servicing the same client, will coordinate such client's database management, custom telemarketing/telefundraising and/or other direct marketing needs in an effort to provide the highest performance possible and to identify cross-selling opportunities.

     Account representatives are responsible for keeping existing and potential clients informed of the results of recent marketing campaigns, industry trends and new developments in the Company's technical database resources. Often, the Company develops an initial pilot program for new or potential clients to demonstrate the Company's abilities and the effectiveness of its services. Access to data captured during such pilot programs allows the Company and its clients to identify previously unrecognized target market opportunities and to modify or enhance the client's marketing effort on the basis of such information. Additionally, the Company is able to provide its clients with current updates on the progress of ongoing direct marketing programs.

     Pricing for database management services, custom telemarketing/telefundraising services and other direct marketing services is dependent upon the complexity of the services required. In general, the Company establishes pricing for clients by detailing a broad range of service options and quotation proposals for specific components of a direct marketing program. These quotes are based in part on the volume of records to be processed and the level of customization required. Additionally, if the level of up-front customization is high, the Company charges a one-time development fee. Pricing for data processing services is dependent upon the anticipated range of computer resource consumption. Typically, clients are charged a flat or stepped-up rate for data processing services provided under multi-year contracts. If the processing time, data storage, retrieval requirements and output volume exceed

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the budgeted amounts, the client may be subject to an additional charge. Minimum charges and early termination charges are typically included in contracts or other arrangements between the Company and the client.

     On-site telemarketing and telefundraising fees are generally based on a mutually agreed percentage of amounts received from a campaign. Off-site fees are typically based on a mutually agreed amount per contact with a potential donor.

PERSONNEL AND TRAINING

     The Company believes that the quality and training of its employees is a key element of client satisfaction. The Company further believes that its strategy of recruiting personnel with industry specific experience, technical knowledge or particular affinities or experience related to the client's purpose or activities, particularly with respect to its custom telemarketing/telefundraising on-site calling services, attracts a high-quality, effective and dedicated work force. The Company offers extensive in-house and on-the-job training programs for its personnel, including instruction on the nature and purpose of the specific database management projects or telemarketing/telefundraising campaigns, as well as regular briefings concerning regulatory matters relating to privacy issues and proper telemarketing and data capture techniques. With respect to telemarketing projects, calls are typically made from a lead provided by the client or other third party sources. Callers are always required to identify themselves and the institution they represent, in advance of any dialogue. Since calls are meant to be non-intrusive and friendly, it often takes two or more calls to a customer to confirm a purchase, renewal, new subscription or contribution.

     In addition, as is typical in the telemarketing industry as a whole, approximately 80% of the Company's service representatives are part-time employees who are compensated on an hourly basis with a commission and/or performance bonus. The Company's decision to use calling facilities provided by a client relates in part to the Company's high level of dedication to customer service and to the localized talent pool found by the Company to be most effective for promoting employee retention. As of June 30, 1996, the Company had approximately 135 full-time employees. In addition, during peak periods, the Company has employed as many as 1,000 part-time or temporary employees. None of the Company's employees is represented by a labor union and the Company believes it has satisfactory relations with its employees.

CLIENT BASE

     The Company believes that its large and diversified client base is a primary asset which contributes to stability and the opportunity for growth in revenues. The Company has approximately 600 clients who utilize various database management services, custom telemarketing/telefundraising services and other direct marketing services. These clients are comprised of leading arts and cultural institutions, advocacy groups, and commercial companies in the publishing, live entertainment and events marketing, public broadcasting, financial services (including credit card, home mortgage and home equity services), education, travel and leisure and healthcare industries. No single client accounted for more than 8% of such total revenue in fiscal 1996 on a pro forma basis.

QUALITY ASSURANCE

     Each of the Company's operating businesses has consistently emphasized quality service and extensive employee training. In particular, the Company's quality assurance program with respect to its telemarketing/telefundraising services includes the selection and training of qualified calling representatives, the training and professional development of call center management personnel, monitoring of calls and sales verification and editing. Both the Company and its clients are able to perform real time on-site and remote call monitoring to maintain quality and efficiency. Sales confirmations may be recorded (with customer consent), and calls may also be monitored by management personnel to verify the accuracy and authenticity of transactions.

     The Company diligently pursues its policies of good practice and has had satisfactory experience with regulators concerning its activities. Although the telemarketing industry has had, in certain instances, a history of abusive practices, many of which have been targeted at the elderly or uneducated

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
segments of the population, the individuals targeted by the Company generally consist of affinity group members who are receptive to the calls, often volunteering valuable marketing information to the institution for which the representative is calling.

COMPETITION

     The direct marketing services industry in which the Company operates is highly competitive and fragmented, with no single dominant competitor. The Company regularly competes with companies that have more extensive financial, marketing and other resources and substantially greater assets than those of the Company, thereby enabling such competitors to have an advantage in obtaining client contracts where sizable asset purchases or investments are required. The Company also competes with in-house database management, telemarketing/telefundraising and direct mail operations of certain of its clients or potential clients.

     Competition is based on the quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, technological capabilities and price. Based on these factors, together with its extensive list of nationally known clients and the longevity of the Company's relationships with many of such clients, the Company believes that it competes favorably, especially in the performing arts, and cultural sectors. The Company's principal competitors in the database management services field are Acxiom, Inc., Dimac Corporation, Direct Marketing Technology, Fair - Isaac, Inc., Harte-Hanks Communications, Inc. and May & Speh, Inc. The Company's principal competitors in the custom telemarketing/telefundraising field are Arts Marketing, Inc. and Ruffalo, Cody & Associates, and, with respect to the operation of calling centers, The Share Group and Great Lakes Communications.

COMPETITIVE STRENGTHS

     Customized Value-Added Premium Services. The Company believes that many of its services can be distinguished from those of its competitors because of the custom nature and value-added component it provides within the client's overall marketing process. This customization and value-added component arises from enhancing and integrating data provided by or generated for clients to achieve the most productive and cost-effective marketing program for the client's particular goals and target audience. The Company, as a value-added custom service provider, not only collaborates on message content but also assists its client in identifying which medium or mix of mediums, such as print, mail, telephone, television, on-line computer network or other media, is best suited to implement the client's marketing program.

     Large Number of Long-Term Client Relationships and Recurring Revenue Streams. The Company has over 600 clients and believes that the reason a substantial majority of its clients have been clients for many years is because of its ability to continue to provide quality service with added value on a customized basis, and because such services produce satisfying results for such clients. This relationship has benefited the Company in its ability to gain knowledge of and experience with a client's customer base and market dynamics as well as in-depth knowledge of the industry in which the client participates. The Company seeks recurring revenues by becoming an integral part of such clients' marketing programs by offering a wide breadth of ongoing interrelated services. Although many of the Company's arrangements with clients are entered into on a project by project basis, it has been the Company's experience that its database management clients cannot easily change service providers due to the breadth and nature of the ongoing services provided by the Company, largely because these services often become a key element of the clients' marketing operations and there are significant costs associated with making such a change. See 'Risk Factors -- Lack of Long-Term Contracts.'

     Continuity of Management, Industry Specific Expertise and Investment in Technical Personnel. The Company believes that its industry focused approach creates a competitive advantage over other providers of database management, custom telemarketing/telefundraising services and other direct marketing services who have a more generalized approach. The Company has hired and seeks to hire many individuals with extensive industry specific experience who understand the nature of the clients' customers and donors and the dynamics of the marketplace in which the clients operate. The Company

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
considers such personnel better able to apply the Company's proprietary know-how and software programs to meet the client's direct marketing and data processing needs.

     State-of-the-Art Technology. The Company's investment in state-of-the-art technology has enabled it to provide premium quality service to its clients to whom the use of timely, accurate data is critical for the success of their direct marketing programs. This is particularly true with respect to the Company's database management services that are designed to drive higher response rates within the specific time period allotted for a marketing program. In addition, much of the data processing which is outsourced to the Company by its clients requires prompt turnaround time for marketing decisions to be made in the development and application of time sensitive customer information.

TECHNOLOGICAL RESOURCES AND FACILITIES

     The Company maintains a state-of-the-art outbound telemarketing/telefundraising calling center in Berkeley, California. The Berkeley calling center increases the efficiency of its outbound calling by using an EIS Systems predictive dialing system supported by a UNIX-based call processing server system and networked computers. The predictive dialing system, using relational database software, supports 72 outbound telemarketers and maximizes calling efficiency by reducing the time between calls for each calling station and reducing the number of calls connected to wrong numbers, answering machines and electronic devices. The system provides on-line real time reporting of caller efficiency and client program efficiency as well as flexible and sophisticated reports analyzing caller sales results and client program results against Company and client selected parameters. The Berkeley calling center has the capacity to serve up to 15 separate clients or projects simultaneously and can produce 27,000 valid contacts per week (1,400,000 per year) or 3,400 calling hours per week (176,800 per year) on a single shift basis. A valid contact occurs when the caller speaks with the intended person and receives a 'yes,' 'no' or 'will consider' response. The existing platform can be expanded to accommodate 100 predictive dialing stations with a single shift capacity of approximately 1,900,000 valid contacts per year.

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon its trade secret protection program and non-disclosure safeguards to protect its proprietary computer technologies, software applications and systems know-how. In the ordinary course of business, the Company enters into license agreements and contracts which specify terms and conditions prohibiting unauthorized reproduction or usage of the Company's proprietary technologies and software applications. In addition, the Company generally enters into confidentiality agreements with its employees, clients, potential clients and suppliers with access to sensitive information and limits the access to and distribution of its software documentation and other proprietary information. No assurance can be given that steps taken by the Company will be adequate to deter misuse or misappropriation of its proprietary rights or trade secret know-how. The Company believes that there is rapid technological change  in  its  business  and, as  a  result,  legal  protections generally afforded through patent protection for its products are less significant than the knowledge, experience and know-how of its employees, the frequency of product enhancements and the timeliness and quality of customer support in the usage of such products.

GROWTH STRATEGY

     As the markets for the Company's services continue to demand increasingly sophisticated database management services, custom telemarketing/telefundraising services and other direct marketing services, the Company believes that there are significant growth opportunities to continue to expand its business. The Company seeks to become a leading provider of these services by providing a more comprehensive approach to servicing the needs of its clients' marketing programs. Accordingly, the key elements of the Company's growth strategy are as follows:

     Increase Revenues by Expanding the Range of Services Offered and by Cross-Selling. The Company intends to generate additional revenues from existing clients by offering a wider range of direct marketing services while maintaining its current level of quality and performance. To effect this strategy, the Company is focused on assembling a sophisticated spectrum of direct marketing services, including enhancing and expanding outbound custom telemarketing/telefundraising services, market research,

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
training, marketing, consulting, and database management services and making available to its clients an array of ancillary services that include electronic and other multimedia mediums, including the Internet and other on-line services, for inclusion within their marketing programs. In particular, the Company will utilize its technological and industry expertise to provide flexible solutions designed to meet its clients' specialized requirements through an integrated approach to direct marketing programs and improved coordination between its database capabilities and its value-added premium telemarketing services.

     Deepen Market Penetration. The Company intends to capitalize on its areas of core competencies and industry specific expertise, particularly in the performing arts and cultural markets, which it believes will enable it to maintain a competitive advantage within these markets. For example, the live entertainment and events marketing industry spends substantial amounts on advertising and direct marketing programs which utilize many of the Company's services, such as audience analysis, customer profiling, database creation and management, list processing services, telemarketing for products and ticket sales, and direct marketing support for media events, retail and catalog sales. The Company believes its expertise in database management and custom telemarketing will permit it, over time, to gain an increasing share of the industries which it currently serves.

     The Company also intends to apply its expertise and know-how with respect to industries served to a more limited extent by the Company. The Company believes that its broad and well-known client base, and its quality service and performance, will enable the Company to gain further acceptance in such industries as publishing, live entertainment and events marketing, public broadcasting, financial services (including credit card, home mortgage and home equity services), education, travel and leisure and healthcare, all of which have been identified by the Company as potential growth areas.

     Further Develop Existing and Create New Proprietary Software and Database Management Applications. The Company intends to continue to develop existing and new proprietary software products and services that allow customized data processing and enhancement of a client's direct marketing databases. These software products and services also improve the effectiveness of telemarketing programs and the management of client information. The Company intends to continue to expand its direct marketing service offerings, particularly with software designed to create and manage large relational and/or multidimensional databases, and its ability to integrate such data with different marketing programs developed in collaboration with its clients.

     Increase Capacity for Telemarketing/Telefundraising Services and Enhance On-Site Data and Calling Systems. The Company has recently expanded its calling center facilities in Berkeley, California to accommodate more calling stations and upgraded technology in order to increase revenues, improve margins and afford greater efficiency in client direct marketing programs. The Company intends to implement similar technological improvements at its on-site locations through new technology configurations and software systems that link information with client databases and direct marketing programs and to further upgrade both the Berkeley calling center and these on-site locations as needed.

     Pursue Strategic Acquisitions, Joint Ventures and Marketing Alliances. The Company believes that as the direct marketing industry consolidates, breadth of skills, industry knowledge and size will be increasingly critical to providing value-added premium services. As a result, the Company intends to expand its direct marketing service capabilities to increase its breadth of skills and industry knowledge and help clients to improve their returns on marketing expenditures. The Company is currently considering several acquisitions in order to enlarge its core competencies, enable it to enter new markets and increase its potential for cross-selling. See 'Risk Factors -- Risks Associated with Acquisition Strategy.'

     The Company also intends to continue to grow internally by investing in systems, technology and personnel development to enable its clients to utilize, within a single environment, various services such as database creation, data warehousing, database management and decision support capabilities, list processing, modeling, and response measurement and analysis. Because these services provide the fundamental support systems for the direct marketing and media selection processes, the Company will seek to expand its base of technology and know-how, and its telemarketing services, often in conjunction with direct mail, television, print and various electronic mediums.

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GOVERNMENT REGULATION AND PRIVACY ISSUES

     The telemarketing industry has become subject to an increasing amount of federal and state regulation during the past five years. The TCPA limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The TCFAPA broadly authorizes the FTC to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's new telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation, prohibit a telemarketer from calling a consumer when that consumer has instructed the telemarketer not to contact him or her, prohibit a telemarketer from calling prior to 8:00 a.m. or after 9:00 p.m. and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. Violation of these rules may result in injunctive relief, monetary penalties or disgorgement of profits and can give rise to private actions for damages.

     While the FTC's new rules have not caused the Company to alter its operating procedures, additional federal or state consumer-oriented legislation could limit the telemarketing activities of the Company or its clients or significantly increase the Company's costs of regulatory compliance.

     Several of the industries which the Company intends to serve, including the financial services, and healthcare industries, are subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     In addition, the growth of information and communications technology has produced a proliferation of information of various types and has raised many new issues concerning the privacy of such information. Congress and various state legislatures have considered legislation which would restrict access to, and the use of, credit and other personal information for direct marketing purposes. The direct marketing services industry, including the Company, could be negatively impacted in the event any of these or similar types of legislation are enacted.

     Currently the Company trains its service representatives and other personnel to comply with the regulations of the TCPA, the TCFAPA and the FTC and the Company believes that it is in substantial compliance with all such regulations.

LEGAL PROCEEDINGS

     The Company is, and, from time to time may be, a party to routine legal proceedings incidental to its business. The outcome of these legal proceedings are not expected to have a material adverse effect on the consolidated financial condition, liquidity or expectations of the Company, based on the Company's current understanding of the relevant facts and law.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's executive officers, Directors and significant employees and their positions with the Company are as follows:

NAME                                   AGE                            POSITION
------------------------------------   ---   -----------------------------------------------------------

Barry Peters........................   55    Chairman of the Board of Directors and Chief Executive
                                               Officer
E. William Savage...................   54    Director, President, Chief Operating Officer, Secretary and
                                               Treasurer
S. James Coppersmith................   63    Director
Seymour Jones.......................   65    Director
C. Anthony Wainwright...............   63    Director
J. Jeremy Barbera...................   40    Director and Vice President of All-Comm and President and
                                               Chief Executive Officer of Metro
Stephen Dunn........................   46    Vice President of All-Comm and President and Chief
                                               Executive Officer of SD&A
Robert M. Budlow....................   35    Vice President of All-Comm and Executive Vice President and
                                               Chief Operating Officer of Metro
Scott A. Anderson...................   39    Chief Financial Officer
Thomas Scheir.......................   43    Vice President and Chief Operating Officer of SD&A

     Mr. Peters has been Chairman of the Board and Chief Executive Officer of the Company since the acquisition of Alliance in April 1995 and has 26 years of experience in business development and corporate finance. Prior thereto, Mr. Peters served as Chairman and Chief Executive Officer of Alliance, which he co-founded, since its formation in 1994. Prior to the formation of Alliance, from 1972 to 1993, Mr. Peters served as the Managing Director of Vector Holdings, Inc. and its predecessor companies, an investment concern which specialized in sponsoring management groups for buyouts and restructurings of companies including: ESB Ray-O-Vac Corp., Time, Inc., Avco/Embassy Pictures Corp., Signal Companies, Inc., ITT Corporation, Borg-Warner Corporation and F. Schumacher & Co., Inc.

     Mr. Savage has been a Director and President, Chief Operating Officer, Secretary and Treasurer of the Company since the acquisition of Alliance in April 1995 and has 27 years of executive business experience with emphasis on operations, marketing and business development. Prior thereto, he served as President of Alliance, which he co-founded, since its formation in 1994. In addition, Mr. Savage has been serving since 1991 as a director and as President of Movie Theatre Associates, Inc. and Movie Theatre Holdings, Inc., a general partner and a limited partner, respectively, of Movie Theatre Investors Ltd., an investment partnership that owns and operates movie theatres.

     Mr. Coppersmith has been a Director of the Company since June 1996. Since 1994, Mr. Coppersmith has been Chairman of the Board of Trustees of Boston's Emerson College. Until his retirement in 1994, he held various senior executive positions with Metromedia Broadcasting where he managed its television operations in Los Angeles, New York, and Boston, and served as President and General Manager of Boston's WCVB-TV, an ABC affiliate owned by The Hearst Corporation. Mr. Coppersmith also serves as a director for WABAN, Inc., Sun America Asset Management Corporation, Chyron Corporation, Uno Restaurant Corp., Kushner/Locke, Inc., and The Boston Stock Exchange.

     Mr. Jones has been a Director of the Company since June 1996. From April 1974 to September 1995, Mr. Jones was a senior partner of the accounting firm of Coopers & Lybrand L.L.P. Mr. Jones has over 35 years of accounting experience and over 10 years of experience as an arbitrator and as an expert witness, particularly in the area of mergers and acquisitions.

     Mr. Wainwright has been a Director of the Company since August 1996 and also served as a Director of the Company from the acquisition of Alliance until May 1996. Prior thereto, he was a director of Alliance. Mr. Wainwright also has been Chairman and Chief Executive Officer of the advertising firm Harris Drury Cohen, Inc. since 1995. Prior thereto, from 1994 to 1995, he served as a senior executive with Cordiant P.L.C.'s Compton Partners, a unit of the advertising firm Saatchi &

Saatchi World Advertising, and, from 1989 to 1994, as Chairman and Chief Executive Officer of Campbell Mithun Esty, a unit of the advertising firm Saatchi & Saatchi World Advertising, in New York. Mr. Wainwright also serves as a director of Gibson Greeting, Inc., Del Webb Corporation, American Woodmark Corporation and Specialty Retail Group, Inc.

     Mr. Barbera has been a Director and Vice President of the Company since October 1996 and President and Chief Executive Officer of Metro since its formation in 1987. Mr. Barbera has 15 years of experience in data management services, and over 20 years of experience in the entertainment marketing area.

     Mr. Dunn has been Vice President of the Company since September 1996 and has also been President and Chief Executive Officer of SD&A, which he co-founded, since its formation in 1983. Previously, Mr. Dunn served as a consultant for the Los Angeles Olympic Organizing Committee for the Olympic Arts Festival, as Director of Marketing for the New World Festival of the Arts, and as Director of Marketing for the Berkeley Repertory Theater.

     Mr. Budlow has been Vice President of the Company since October 1996 and Executive Vice President and Chief Operating Officer of Metro since 1990. He has 10 years of experience in database management services and subscription, membership and donor renewal programs.

     Mr. Anderson has been Chief Financial Officer of the Company since May 1996 and was Controller from May 1995 to May 1996 and a Director of the Company from May 1996 to August 1996. Prior thereto, from December 1994 to April 1995, he was associated with the accounting firm of Coopers & Lybrand L.L.P., and, from 1988 to 1994, he was a manager in the assurance department of an affiliate of the accounting firm of Deloitte & Touche, LLP. Mr. Anderson is a Certified Public Accountant.

     Mr. Scheir has been Vice President and Chief Operating Officer of SD&A since September 1996. Prior thereto, from 1990 to September 1996, he was Chief Financial Officer of SD&A, and from 1983 to 1990, he served as Business Manager of SD&A. Prior to joining SD&A, Mr. Scheir was List Manager with the San Francisco Symphony's marketing department.

BOARD OF DIRECTORS

  Classification of Board

     The Board of Directors of the Company currently consists of six members and is divided into three classes (designated Class I, Class II and Class III). Class I consists of Messrs. Peters and Savage, Class II consists of Messrs. Jones and Barbera and Class III consists of Messrs. Coppersmith and Wainwright, each of whom will serve until the annual meetings of the Company to be held in 1996, in the case of the Class I and Class II Directors, and 1997, in the case of the Class III Directors. At the 1996 annual meeting of the Company, each of the Class I and Class II Directors will stand for re-election for terms which will expire in 1998, in the case of the Class I Directors, and 1999, in the case of the Class II Directors. At each annual stockholders' meeting, Directors nominated to the class of Directors whose term is expiring at that annual meeting will be elected for a term of three years, and the remaining Directors will continue in office until their respective terms expire. Accordingly, at each annual meeting at least two of the Company's six Directors will be elected, and each Director will be required to stand for election once every three years. In addition, the Restated Articles provide that Directors may only be removed upon the affirmative vote of 75% of the outstanding Common Stock.

  Compensation of Directors

     Directors who are not employees of the Company currently receive an annual retainer fee of $10,000 for serving on the Board of Directors and an annual retainer fee of $1,500 for serving as a member of any committee thereof. Such Directors will also be reimbursed for their reasonable expenses for attending board and committee meetings. Any Director who is also an employee of the Company is not entitled to any compensation or reimbursement of expenses for serving as a Director of the Company or a member of any committee thereof.

  Committees

     The Board of Directors has established two directorate committees -- an audit review committee (the 'Audit Committee'), comprised of Messrs. Coppersmith and Jones, and a compensation committee (the 'Compensation Committee'), comprised of Messrs. Coppersmith and Wainwright, all of whom are independent Directors and are not eligible to receive options or other rights under any employee stock or other benefit plan for so long as such Director is a member of the Compensation Committee (other than the right of each such Director to receive options exercisable for 15,000 shares of Common Stock granted in April of each year, if such Director is then serving in such capacity, pursuant to a resolution adopted by the Board of Directors). The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, review the results thereof with the Company's independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to accounting practices, and review and approve (with the concurrence of a majority of the independent Directors of the Company) transactions, if any, with affiliated parties. The functions of the Compensation Committee are to formulate the Company's policy on compensation of executive officers, to review and approve annual salaries and bonuses for all officers, to review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto, and to administer the Company's stock option plans.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table (the 'Summary Compensation Table') provides information relating to compensation for the fiscal years ended June 30, 1996 and June 30, 1995 for the Chairman of the Board and Chief Executive Officer and each of the other executive officers of the Company whose compensation is required to be disclosed by the rules and regulations of the Securities and Exchange Commission (the 'Commission') during such years as shown in the table (collectively, the 'Named Executive Officers').

                                                                                                LONG-TERM COMPENSATION
                                                                                                -----------------------
                                                                                                        AWARDS
                                                                                                -----------------------
                                       FISCAL                 ANNUAL COMPENSATION                            SECURITIES
                                        YEAR        ----------------------------------------    RESTRICTED   UNDERLYING
                                        ENDED                                 OTHER ANNUAL        STOCK       OPTIONS/
NAME AND PRINCIPAL POSITION          JUNE 30,(1)    SALARY($)    BONUS($)    COMPENSATION($)    AWARDS($)     SARS(#)
----------------------------------   -----------    ---------    --------    ---------------    ---------    ----------

Barry Peters .....................       1996        100,626          --              --          32,058       150,000
  Chairman of the Board and Chief        1995         26,442          --              --              --            --
  Executive Officer
E. William Savage ................       1996        100,626          --              --          32,058       150,000
  President, Chief Operating             1995         26,442          --              --              --            --
  Officer, Secretary and Treasurer
Stephen Dunn .....................       1996        228,462          --              --              --         5,000
  Vice President of All-Comm and         1995         42,308          --              --              --            --
  President and Chief Executive
  Officer of SD&A
Thomas Scheir ....................       1996        128,461          --              --              --        12,500
  Executive Vice President of SD&A       1995         21,635          --              --              --            --


                                       LONG-TERM COMPENSATION
                                    -----------------------------
                                     PAYOUTS
                                    ----------
                                       LTIP          ALL OTHER
NAME AND PRINCIPAL POSITION         PAYOUTS($)    COMPENSATION($)
----------------------------------  ----------    ---------------
Barry Peters .....................         --              --
  Chairman of the Board and Chief          --              --
  Executive Officer
E. William Savage ................         --              --
  President, Chief Operating               --              --
  Officer, Secretary and Treasurer
Stephen Dunn .....................         --              --
  Vice President of All-Comm and           --              --
  President and Chief Executive
  Officer of SD&A
Thomas Scheir ....................         --              --
  Executive Vice President of SD&A         --              --

------------

(1) Prior to the acquisition of Alliance in April 1995, none of the Named Executive Officers was an officer or employee of the Company. Therefore, compensation for each of the Named Executive Officers is shown only for the prior two fiscal years. In addition, because the acquisition of Alliance took place in April 1995, the compensation shown for each of the Named Executive Officers for the fiscal year ended June 30, 1995 reflects only two months of compensation in such fiscal year.

     In October 1996, the Company acquired Metro. Based on their current arrangements with the Company, if Messrs. Jeremy Barbera, Vice President of the Company and President and Chief Executive Officer of Metro, and Robert Budlow, Vice President of the Company and Executive Vice President of Metro, had been executive officers of the Company at the beginning of fiscal 1996, they would have been among the most highly compensated executive officers of the Company for such fiscal year. Based on their current arrangements with the Company, the Company expects that Messrs. Barbera and Budlow will be among the Company's most highly compensated executive officers for fiscal 1997. See
'Management -- Executive Compensation -- Employment Contracts.'

  Stock Option Grants

     The table below provides information relating to stock options granted to the Named Executive Officers during the fiscal year ended June 30, 1996.

                                                          INDIVIDUAL GRANTS(1)                            POTENTIAL REALIZABLE
                                     --------------------------------------------------------------      VALUE AT ASSUMED ANNUAL
                                      NUMBER OF        % OF TOTAL                                            RATES OF STOCK
                                      SECURITIES      OPTIONS/SARS                                       PRICE APPRECIATION FOR
                                      UNDERLYING       GRANTED TO       EXERCISE OR                          OPTION TERM(2)
                                     OPTIONS/SARS     EMPLOYEES IN     BASE PRICE($)     EXPIRATION    ---------------------------
NAME                                  GRANTED(#)     FISCAL YEAR(3)    (PER SHARE(4))       DATE            5%             10%
----------------------------------   ------------    --------------    --------------    ----------    ------------    -----------

Barry Peters......................      150,000            29%             $ 2.00         12/01/02       $122,130       $ 284,615
E. William Savage.................      150,000            29%               2.00         12/01/02        122,130         284,615
Stephen Dunn......................        5,000             1%               3.38         01/08/99          2,660           5,586
Thomas Scheir.....................       12,500             2%               2.00         12/01/02         10,178          23,718

------------

(1) Since June 30, 1996 through the date hereof, options currently exercisable for 300,000 shares of Common Stock have been granted to each of Mr. Peters and Mr. Savage. No other additional options have been granted during this period to any of the Named Executive Officers.

(2) Potential realizable value was calculated using an assumed annual compounded growth rate over the term of the option of 5% and 10%, respectively. Use of this model should not be viewed in any way as a forecast of the future performance of the Common Stock, which will be determined by future events and unknown factors.

(3) During the fiscal year ended June 30, 1996, all employees and all non-employee Directors of the Company received stock options for a total of 525,003 shares of Common Stock.

(4) Exercise price is the closing sales price of the Common Stock as reported on The Nasdaq SmallCap MarketSM on the date of the grant.

     The following table sets forth information regarding the exercise of options during the Company's fiscal year ended June 30, 1996 and the number and value of securities underlying unexercised stock options held by the Named Executive Officers as of June 30, 1996.

                                                                                        NUMBER OF
                                                                                        SECURITIES
                                                                                        UNDERLYING
                                                                                       UNEXERCISED     VALUE OF UNEXERCISED
                                                                                       OPTIONS/SARS        IN-THE-MONEY
                                                                                        AT FISCAL        OPTIONS/SARS AT
                                                                                           YEAR          FISCAL YEAR END
                                                              SHARES                      END(#)              ($)(1)
                                                            ACQUIRED ON     VALUE      ------------    --------------------
                                                             EXERCISE      REALIZED    EXERCISABLE/        EXERCISABLE/
NAME                                                            (#)          ($)       UNEXERCISABLE      UNEXERCISABLE
---------------------------------------------------------   -----------    --------    ------------    --------------------

Barry Peters.............................................          --            --      150,000/0           506,250/0
E. William Savage........................................          --            --      150,000/0           506,250/0
Stephen Dunn.............................................          --            --        5,000/0            10,000/0
Thomas Scheir............................................          --            --       12,500/0            42,188/0

------------

(1) Fair market value of $5 3/8 per share at June 30, 1996 was used to determine the value of in-the-money options.

  Stock Option Plan

     The following summary of the material features of the 1991 Stock Option Plan is qualified in its entirety by reference to the full text of the 1991 Stock Option Plan.

     Purpose, Participants, Effective Date and Duration. On April 15, 1992 the Company's stockholders ratified and approved the All-Comm Media Corporation (formerly, Bristol Holdings, Inc.) 1991 Stock Option Plan (the 'Stock Option Plan'). The purpose of the Stock Option Plan is to advance the interests of the Company by providing an additional incentive to attract and retain qualified and competent employees upon whose efforts and judgment the success of the Company is largely dependent, through stock ownership in the form of options to acquire Common Stock ('Options'). The Stock Option Plan will terminate 10 years from the date of its adoption, unless earlier terminated by the Board of Directors. Termination of the Stock Option Plan will not affect awards made prior to termination, but awards will not be made after termination.

     Eligibility. Officers, directors and employees of, and consultants to, the Company, its subsidiaries and other companies in which the Company holds a substantial ownership interest (collectively, the 'Optionees'), are eligible to be granted Options under the Stock Option Plan. Participation is solely at the discretion of the Option Plan Committee (as defined below under ' -- Administration').

     Shares  Subject to  the Stock  Option Plan. The  total number  of shares of
Common Stock that may be subject to Options under the Stock Option Plan (including any Options granted and outstanding as of October 10, 1996) may not exceed 1,450,000 or such other number as the Board of Directors may, in its sole discretion, determine from time to time, of which 179,504 remain available for issuance (the 'Reserved Shares'). These shares may be authorized but unissued shares or treasury shares. In the event of any change in the number or kind of Common Stock outstanding pursuant to a reorganization, recapitalization, exchange of shares, stock dividend or split or combination of shares, appropriate adjustments to the Reserved Shares and the number of shares subject to outstanding grants or awards, in the exercise price per share of outstanding Options and in the kind of shares which may be distributed under the Stock Option Plan, will be made. Under the Stock Option Plan, there is no maximum or minimum number of shares that may be covered by Options granted to a single person. Shares will be deemed issued under the Stock Option Plan only to the extent actually issued pursuant to an award or settled in cash or shares. To the extent that an award under the Stock Option Plan lapses or is forfeited, any shares subject to such award will again become available for grant under the terms of the Stock Option Plan.

     As of October 10, 1996, Options for 1,112,058 shares of Common Stock had been granted and were outstanding under the Stock Option Plan at exercise prices ranging from $2.00 to $16.00, and 179,504 shares of Common Stock were available for grants of Options under the Stock Option Plan.

     Administration. The Stock Option Plan is administered by a committee appointed by the Board of Directors (the 'Option Plan Committee'). The Option Plan Committee consists of three or more persons appointed by the Board of Directors, each of whom may be a 'disinterested person' within the meaning of former Rule 16b-3(d)(3) promulgated by the Staff of the Commission under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), as such Rule was in effect prior to May 1, 1991. Because the Board of Directors has not appointed such an Option Plan Committee, as required by the terms of the Stock Option Plan, the term 'Option Plan Committee' refers to the entire Board of Directors.

     Subject to the terms of the Stock Option Plan, the Option Plan Committee has authority to:

          (i) construe and interpret the provisions of the Stock Option Plan or of any Option or Option Agreement (as defined below), adopt, amend and rescind all rules, regulations and procedures and otherwise make any determinations which it deems necessary or advisable for the administration of the Stock Option Plan, such interpretations, rule making and determinations to be final, conclusive and binding on all persons having any interest therein;

          (ii) determine who shall be granted Options;

          (iii) determine the number of shares with respect to which Options shall be granted and the exercise price per share of any Options granted; and

          (iv) subject to the terms of the Stock Option Plan, specify the terms and conditions of any Options granted, including, without limitation, (A) prescribing the date or dates on which an Option becomes exercisable, (B) providing that an Option accrues or becomes exercisable in installments over a period of years or upon the attainment of stated goals, or both, and
     (C) relating an Option to the continued employment of the Optionee for a stated period of time, provided that such terms and conditions are not more favorable to an Optionee than those expressly permitted in the Stock Option Plan.

     Stock Options. The Option Plan Committee may grant awards to Optionees under the Stock Option Plan solely in the form of Options. With regard to each Option, the Option Plan Committee determines the number of shares of Common Stock subject to the Option, the exercise price of the Option, and the manner and time of exercise of the Option. Options granted under the Stock Option Plan are non-qualified stock options, which are not entitled to special tax treatment afforded 'incentive stock options,' as defined in Section 422 of the Code.

     The duration of the Options granted under the Stock Option Plan may be specified pursuant to each respective stock option agreement ('Option Agreement'), but in no event can any Option be exercisable after the expiration of 10 years after the date of grant. The Option Plan Committee, in its discretion, may provide that any Option is exercisable during its entire duration or during any lesser period of time. The option exercise price may be paid in cash, by certified or cashier's check, by money order, surrender of Common Stock, or a combination of the foregoing. The Stock Option Plan includes provisions that limit the duration of an Option following the termination of employment of an Optionee for a reason other than death, disability (as defined) or cause (as defined) and that terminate unexercised Options upon termination of the Optionee's employment for cause (as defined). The resale of securities obtained under the Stock Option Plan is subject to limitations of the Securities Act and must be sold in connection with a registration statement or pursuant to Rule 144 of the Securities Act. In addition, the Stock Option Plan is not qualified under Section 401(a) of the Code.

     As a condition of any sale or issuance of Shares upon exercise of any Option, the Stock Option Committee may require such agreements or undertakings, if any, as the Stock Option Committee may deem necessary or advisable to assure compliance with any federal or state securities law or regulation including, but not limited to, the following: (a) a representation and warranty by the Optionee to the Company, at the time any Option is exercised, that such Optionee is acquiring the shares to be issued to such Optionee for investment and not with a view to, or for sale in connection with, the distribution of any such shares; and (b) a representation, warranty or agreement to be bound by any legends that are, in the opinion of the Stock Option Committee, necessary or appropriate to comply with the provisions of any law or regulation deemed by the Stock Option Committee to be applicable to the issuance of the shares and are endorsed upon the Share certificates. Furthermore, an Option is only transferable by the Optionee by will or the laws of descent and distribution.

     The following description of the federal income tax consequences of Options is general and does not purport to be complete.

     Tax Treatment of Options. An Optionee realizes no taxable income when an Option is granted. Instead, the difference between the fair market value of the Common Stock subject to the Option and the exercise price paid is taxed as ordinary compensation income when the Option is exercised. The difference is measured and taxed as of the date of exercise if the stock is not subject to a 'substantial risk of forfeiture,' or as of the date or dates on which the risk terminates in other cases. An Optionee may elect to be taxed on the difference between the exercise price and the fair market value of the Common Stock on the date of exercise, even though some or all of the Common Stock acquired is subject to a substantial risk of forfeiture. Gain on the subsequent sale of the Common Stock is taxed as capital gain. The Company receives no tax deduction on the grant of an Option, but is entitled to a tax deduction when the Optionee recognizes taxable income on or after exercise of the Option, in the same amount as the income recognized by the Optionee.

     Parachute Payments. Under certain circumstances, an accelerated vesting or the cash out of Options in connection with the events discussed below might be deemed an 'excess parachute payment' for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, an Optionee may be subject to a 20% excise tax and the Company may be denied an income tax deduction.

     Effect of Certain Corporate Transactions. Unless otherwise provided in any Option Agreement, each outstanding Option shall become immediately and fully exercisable (i) if there occurs any transaction (which shall include a series of transactions occurring within 60 days or occurring pursuant to a plan), which has the result that stockholders of the Company immediately before such transaction cease to own at least 51% of the voting stock of the Company or of any entity which results from the participation of the Company in a reorganization, consolidation, merger, liquidation or any form of corporate transaction; (ii) if the stockholders of the Company shall approve a plan of merger, consolidation, reorganization, liquidation or dissolution in which the Company does not survive (unless the approved merger, consolidation, reorganization, liquidation or dissolution is subsequently abandoned); or (iii) if the stockholders of the Company shall approve a plan for the sale, lease, exchange or other disposition of all or substantially all the property and assets of the Company (unless such plan is subsequently abandoned). The Stock Option Committee may, in its sole discretion, accelerate the date on which any Option may be exercised and may accelerate the vesting of an Option that is not immediately exercisable. The Stock Option Committee, in its sole discretion, by giving a written cancellation notice to all Optionees may cancel, effective upon the date of the consummation of any corporate transaction described in clauses
(ii) and (iii), above, any Option which remains unexercised on such date. Such cancellation notice shall be given a reasonable period of time prior to the proposed date of such cancellation and may be given either before or after stockholder approval of such corporate transaction.

     Amendments to Stock Option Plan. The Board of Directors may modify, revise or terminate the Stock Option Plan at any time and from time to time, except that no amendment of the Stock Option Plan or any Option issued under the Stock Option Plan shall substantially impair any Option previously granted to any Optionee without the consent of such Optionee, or make any other change that requires stockholder approval under applicable law.

  Options Issuable to Directors

     Pursuant to a resolution of the Board of Directors on November 29, 1995, in April of each year commencing in April 1996, each Director who is then serving in such capacity is granted options exercisable for 15,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock prevailing on the date such options are granted. The right to receive such options was suspended pursuant to a resolution of the Board of Directors on May 30, 1990 until additional shares of Common Stock were authorized, which authorization was approved by resolution of the Board of Directors on June 6, 1996 and by the stockholders at a special meeting on August 14, 1996.

  Employment Contracts

     Effective as of July 1, 1995, the Company entered into a separate employment agreement with each of Mr. Barry Peters and Mr. E. William Savage providing for Mr. Peters' employment as Chairman of the Board and Chief Executive Officer of the Company and for Mr. Savage's employment as President of the Company, respectively. Each such agreement provides for an initial term of employment of three years expiring on June 30, 1998 and is renewable for an additional three-year term at the discretion of the employee covered thereby, subject to termination as provided therein. The base salary for Mr. Peters during the term of his employment agreement is $137,500 for the first year, $195,000 for the second year and $270,500 for the third year. The base salary for Mr. Savage during the term of his employment agreement is $125,000 for the first year, $175,000 for the second year and $245,000 for the third year. In addition, pursuant to the terms of the relevant employment agreement, each of Mr. Peters and Mr. Savage has options to acquire 300,000 shares of Common Stock at an exercise price of $2.50 per share for the first 150,000 shares and $3.00 per share for the remaining 150,000 shares, which exercise prices were set pursuant to a resolution of the Board of Directors on September 26, 1996. At the end of each year, or as otherwise may be deemed appropriate in the sole discretion of the Board of Directors, each of Mr. Peters and Mr. Savage may be paid a bonus, payable in whole or part in Common Stock at the election of the employee. In addition, each year the Board of Directors may grant to each of Mr. Peters and Mr. Savage such number of options to purchase shares of Common Stock at such prices as the Board of Directors may determine from time to time to be appropriate. During the first year of his employment, Mr. Peters elected to receive less than the full amount of cash salary due to him under his employment agreement and was paid a total of $100,626 in cash and $32,058 in the form of 16,029 shares of Common Stock. During the second year of Mr. Peters' employment up to and including September 30, 1996, Mr. Peters again elected to receive less than the full amount of cash salary due to him under his employment agreement and was paid a total of $18,750 in cash. Similarly, during the first year of his employment, Mr. Savage elected to receive less than the full amount of cash salary due to him under his employment agreement and was paid a total of $100,626 in cash and $32,058 in the form of 16,029 shares of Common Stock. During the second year of Mr. Savage's employment up to and including September 30, 1996, Mr. Savage again elected to receive less than the full amount of cash salary due to him under his employment agreement and was paid a total of $18,750 in cash. Each of Mr. Peters and Mr. Savage has agreed in his respective employment agreement not to compete with the Company or engage in any business similar to that of the Company during the term of such employment agreement. In the event Mr. Peters or Mr. Savage, as the case may be, is terminated for other than good cause, or if Mr. Peters or Mr. Savage, as the case may be, resigns for 'good reason' (as defined below), then Mr. Peters or Mr. Savage, as the case may be, will be entitled to receive severance pay in an amount equal to (i) one year's base salary then in effect, payable in accordance with normal payroll practices for the remainder of the term, plus (ii) the amount determined under clause (i) but payable in a lump sum on the effective date of such termination.

     For purposes of each of Mr. Peters' and Mr. Savage's respective employment agreement, 'good reason' includes a Change in Control of the Company (as defined therein), which is deemed to occur if (a) after a merger or consolidation, the Company is not the surviving corporation and the Company's stockholders do not continue to own at least 80% of the Company's assets, (b) there is a sale of substantially all of the assets of the Company, (c) the stockholders approve a plan for the liquidation or dissolution of the Company, (d) any person becomes a 30% or more beneficial owner of the outstanding Common Stock, or (e) the employee ceases to be a Director for any reason, other than his voluntary resignation or voluntary election not to stand for re-election as a Director.

     Effective as of April 25, 1995, SD&A entered into a separate employment agreement with each of Mr. Stephen Dunn and Mr. Thomas Scheir providing for Mr. Dunn's employment as President of SD&A and Mr. Scheir's employment as Chief Financial Officer of SD&A, respectively. Each such agreement provides for an initial term expiring on April 25, 1997 and is renewable for an additional one-year term at the discretion of the employee covered thereby, subject to termination as provided therein. The base salary for Mr. Dunn during the term of his employment agreement is $225,000 for the first year, $250,000 for the second year and $275,000 for the third year. The base salary for Mr. Scheir during the term of his employment is $125,000 for the first year, $150,000 for the second year and $175,000 for the third year. At the end of each year, in the sole discretion of the board of directors of SD&A, each of Mr. Dunn and Mr. Scheir may be paid a cash bonus. The agreements also provide for other fringe benefits as may be approved by the board of directors of SD&A. Each of Mr. Dunn and Mr. Scheir has agreed in his respective employment agreement not to (i) own, become employed by, or become a partner of any similar business during the term of his employment agreement, except that each may own 1% or less of any similar business or (ii) compete with SD&A for a period of three years after the termination of his employment.

     Effective as of October 1, 1996, Metro entered into a separate employment agreement with each of Mr. Jeremy Barbera, Mr. Robert Budlow and Ms. Janet Sautkulis providing for Mr. Barbera's employment as President and Chief Executive Officer of Metro, Mr. Budlow's employment as Executive Vice President and Chief Operating Officer of Metro and Ms. Sautkulis' employment as Executive Vice President and General Manager of Metro, respectively. Each such agreement provides for an initial term expiring on September 30, 1999 (the 'Employment Term') and is renewable for an additional three-year term unless Metro or the employee gives written notice to the other party, at least sixty (60) days prior to the expiration of the Employment Term, of its intention not to renew the employment agreement. The base salary for Mr. Barbera during the Employment Term is $150,000 for the first year, $200,000 for the second year and $250,000 for the third year. Pursuant to the relevant employment agreement, the base salary for each of Mr. Budlow and Ms. Sautkulis during the Employment Term is $125,000 for the first year, $165,000 for the second year and $200,000 for the third year. Pursuant to the terms of the relevant agreement, during each year of the Employment Term, Mr. Barbera, Mr. Budlow and Ms. Sautkulis are each eligible to receive raises and bonuses based upon the achievement of earnings and other targeted criteria if and as determined by the Compensation Committee of the Board of Directors. The agreements also provide for the granting to Mr. Barbera, Mr. Budlow and Ms. Sautkulis of options to acquire Common Stock if and as determined by the Option Plan Committee. Each of Mr. Barbera, Mr. Budlow and Ms. Sautkulis has agreed in his or her respective employment agreement (i) not to compete with Metro or to be associated with any other similar business during the

Employment Term, except that Mr. Barbera, Mr. Budlow and Ms. Sautkulis may each own up to 5% of the outstanding common stock of certain corporations, as described more fully in the relevant employment agreement, and (ii) upon termination of employment with Metro, not to solicit or encourage certain clients of Metro (as more fully described in the relevant employment agreement), to cease doing business with Metro, and not to do business with any other similar business, for a period of three years from the date of such termination. Metro has the right to terminate the employment of Mr. Barbera, Mr. Budlow or Ms. Sautkulis, as the case may be, 'for cause' (as defined below), after giving notice to such employee, in which event such employee will be entitled only to receive his or her salary at the rate provided above to the date on which termination takes effect, plus any compensation which is accrued but unpaid on the date of termination. In the event of a disposition after October 1, 1996 of the properties and business of Metro by merger, consolidation, sale of assets, sale of stock, or otherwise, Metro has the right to assign each employment agreement and all of Metro's rights and obligations thereunder to the acquiring or surviving corporation. If, for any reason, such employment agreements are not assigned to, or assumed by, such acquiring or surviving corporation, the employee covered thereby may terminate such employment agreement by giving written notice thereof within six months of the date of any such acquisition or disposition, and upon such termination, or, if the employment agreement is terminated by Metro without cause, such employee will be entitled to receive severance pay consisting of a single lump sum distribution (with no present value adjustment) equal to the base salary as provided above for the year then in effect for a period of one year, notwithstanding that such one-year period might extend beyond the Employment Term.

     For purposes of each of Mr. Barbera's, Mr. Budlow's and Ms. Sautkulis' respective employment contract, 'for cause' includes circumstances whereby the relevant employee shall (i) be convicted of a felony crime, (ii) commit any act or omit to take any action in bad faith and to the detriment of Metro, (iii) commit an act of moral turpitude to the detriment of Metro, (iv) commit an act of fraud against Metro, or (v) materially breach any term of the employment agreement and fail to correct the breach within 10 days after written notice thereof; provided that in the case of clauses (ii), (iii) or (iv) above, such determination must be made by the Board of Directors after a meeting at which such employee shall have been given an opportunity to explain such actions.

  Consulting Agreements

     On April 15, 1996, the Company entered into an agreement with Mr. Seymour Jones to retain his services as a financial consultant and advisor to the Company on a non-exclusive basis for a period of one year. Effective July 1996, the agreement was terminated. Notwithstanding such termination, pursuant to the terms of such agreement, in August 1996 Mr. Jones purchased from the Company, for $2,500 in the aggregate, warrants exercisable for 50,000 shares of Common Stock at an exercise price of $2.50 per share for the first 25,000 shares, $3.00 per share for the next 15,000 shares and $3.50 per share for the remaining 10,000 shares. The warrants are currently exercisable and expire on April 15, 2000.

     On April 17, 1996, the Company entered into an agreement with Mr. James Coppersmith to retain his services as a financial consultant and advisor to the Company on a non-exclusive basis for a period of one year. Effective July 1996, the agreement was terminated. Notwithstanding such termination, pursuant to the terms of such agreement, in September 1996 Mr. Coppersmith purchased from the Company, for $2,500 in the aggregate, warrants exercisable for 50,000 shares of Common Stock at an exercise price of $2.50 per share for the first 25,000 shares, $3.00 per share for the next 15,000 shares and $3.50 per share for the remaining 10,000 shares. The warrants are currently exercisable and expire on May 15, 2000.

     On June 3, 1996, the Company entered into an agreement with Mr. C. Anthony Wainwright to retain his services as a financial consultant and advisor to the Company on a non-exclusive basis for a period of two years. As compensation for such services, Mr. Wainwright is entitled to receive the sum of $1,000 per month for the term of the agreement plus all out-of-pocket expenses incurred by Mr.
Wainwright in the performance of such services, provided that prior authorization from the Company shall have been received with respect to any such expense. In addition, pursuant to the terms of such agreement, Mr. Wainwright has the right, which right, as of the date hereof, has not been exercised, to purchase from the Company, for $2,500 in the aggregate warrants exercisable for 50,000 shares of

Common Stock at an exercise price of $4.00 per share for the first 25,000 shares, $4.50 per share for the next 15,000 shares and $5.00 per share for the remaining 10,000 shares. The warrants may be exercised over a four-year period commencing June 3, 1996. The agreement is only assignable without the prior written consent of the other party in the event of a sale of all or substantially all of the business of the party desiring to assign the agreement. The agreement also provides for indemnification of Mr. Wainwright and his affiliates (and their respective directors, officers, stockholders, general and limited partners, employees, agents and controlling persons and the successors and assigns of all of the foregoing) by the Company for any losses or claims arising out of the rendering of the services provided for in the agreement, other than for negligence or willful misconduct.

CHANGE IN CONTROL PROVISIONS OF THE RESTATED ARTICLES

     The Restated Articles require certain specified supermajority stockholder approvals (the 'Business Combination Special Vote') for 'Business Combinations' with an 'Other Entity,' which is defined generally as any corporation, person or other entity (excluding certain employee plans) that is not controlled by or under common control with the Company. Such Business Combinations include: (i) any merger or consolidation of the Company, or any of its affiliates, with or into any other corporation; (ii) any sale, lease, exchange, loan, distribution, dividend or other disposition of all, or a substantial part, of the assets of the Company; or (iii) any sale, lease, exchange, loan, distribution, dividend or other disposition of all, or a substantial part, of the assets of another entity in exchange for equity securities of the Company or its affiliates. The Business Combination Special Vote required to approve a Business Combination is the affirmative vote of both (i) the holders of 75% of the outstanding shares of stock entitled to vote for the election of Directors, and (ii) the holders of a majority of the outstanding shares of stock entitled to vote for the election of Directors, other than those beneficially owned by the Other Entity.

     A Business Combination Special Vote is not required to approve a Business Combination, if certain conditions are met which include, but are not limited to: (i) that the consideration to be received by the holders of the Common Stock is not less than (a) the highest per share price paid by such Other Entity in acquiring any shares of Common Stock and (b) the highest market price of the Common Stock (I) during the 30 trading days immediately prior to the public announcement of such Business Combination and (II) during the thirty trading days immediately prior to the public announcement or the commencement, whichever occurs first, of the acquisition of any Common Stock by such Other Entity; (ii) that after such Other Entity has acquired 10% of the Common Stock, and prior to the consummation of such Business Combination, the Board of Directors shall have included at all times one or more Directors of the Company who shall have been in office on October 1, 1988 (a 'Continuing Director'), or a Director designated as a Continuing Director by such Director or other Continuing Directors; (iii) that after such Other Entity has acquired 10% of the Common Stock, the Other Entity has not (a) received the benefit, directly or indirectly (except proportionately, as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company or (b) received the benefit, directly or indirectly, or the extension of trade terms by the Company, which are less favorable to the Company than those made available to a majority of the Company's clients for similar products; and (iv) except as may have been approved by a unanimous vote of the entire Board of Directors, made any major change in the Company's business or equity capital structure.

     The Restated Articles further provide that certain 'Reclassifications' require the affirmative vote (the 'Reclassification Special Vote') of both (i) the holders of 75% of the outstanding shares of stock entitled to vote for the election of Directors and (ii) the holders of a majority of the outstanding shares of stock entitled to vote for the election of Directors other than those beneficially owned by any Other Entity. Such Reclassifications include (a) any reclassification of securities (including any reverse stock split), reverse capitalization, reorganization, issuer tender offer, purchase of shares by the Company or by its affiliates, exchange offer by the Company or by any of its affiliates, or any other transaction designed to reduce materially, or having the effect of reducing materially, the percentage of Common Stock which is not held by affiliates of the Company or (b) the adoption of any plan or proposal for the liquidation or dissolution of the Company. The Reclassification Special Vote is only required if there is an Other Entity for which a Business Combination Special Vote would be required in the event of a Business Combination, and it is not required if any such amendment is unanimously recommended to the stockholders by the Continuing Directors.

     Other provisions of the Restated Articles and the By-Laws may have the effect of limiting, or delaying, a change in control of the Company. These provisions include: provisions of the By-Laws which provide for 60 days' notice by the stockholders of any business they wish to conduct at a stockholders' meeting, a prohibition of stockholder action by written consent, and provisions of the Restated Articles that limit the ability to remove Directors. See 'Risk Factors -- Certain Anti-Takeover Provisions' and ' -- Board of Directors.'

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 10, 1996 and as adjusted to reflect the sale of shares of Common Stock offered hereby by: (i) each Director and each of the Named Executive Officers; (ii) all executive officers and Directors of the Company as a group; (iii) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (iv) each Selling Stockholder; and (v) each Over-Allotment Selling Stockholder.

                                                                                        COMMON STOCK            COMMON STOCK
                                                                                     BENEFICIALLY OWNED      BENEFICIALLY OWNED
                                                                                     AFTER THE OFFERING      AFTER THE OFFERING
                                                     COMMON STOCK                   ASSUMING NO EXERCISE       ASSUMING FULL
                                                  BENEFICIALLY OWNED                OF THE UNDERWRITERS'      EXERCISE OF THE
                                                     PRIOR TO THE                     OVER- ALLOTMENT       UNDERWRITERS' OVER-
                                                       OFFERING          SHARES           OPTIONS            ALLOTMENT OPTIONS
                                                 --------------------     BEING     --------------------    --------------------
                   NAME(1)                        NUMBER      PERCENT    OFFERED     NUMBER      PERCENT     NUMBER      PERCENT
----------------------------------------------   ---------    -------    -------    ---------    -------    ---------    -------

DIRECTORS AND NAMED EXECUTIVE OFFICERS
Barry Peters(2)...............................     676,536      12.2%      --         676,536       9.7%      676,536       9.6%
E. William Savage(3)..........................     672,868      12.1       --         672,868       9.7       672,868       9.6
S. James Coppersmith(4).......................      50,000       1.0       --          50,000      *           50,000      *
Seymour Jones(4)..............................      50,000       1.0       --          50,000      *           50,000      *
C. Anthony Wainwright(5)......................      68,408       1.3       --          68,408       1.0        68,408       1.0
J. Jeremy Barbera(6)..........................   1,199,924      23.0       --       1,199,924      18.1     1,199,924      18.0
Stephen Dunn..................................     138,716       2.7       --         138,716       2.1       138,716       2.1
Thomas Scheir(7)..............................      12,875      *          --          12,875      *           12,875      *
All Directors and Named Executive Officers as
  a group (8 persons).........................   2,869,327      45.5       --       2,869,327      37.3     2,869,327      37.0

5% STOCKHOLDERS(8)
Naomi Bodner(9)...............................   2,011,500      28.3       --       2,458,300      28.9     2,458,300      28.7
Laura Huberfeld(9)............................   2,011,500      28.3       --       2,458,300      28.9     2,458,300      28.7
Newark Sales Corp.(10)........................   1,583,333      23.7       --       1,583,333      19.6     1,583,333      19.4
Saleslink Ltd.(10)............................   1,583,333      23.7       --       1,583,333      19.6     1,583,333      19.4
Robert Budlow(11).............................     599,962      11.6       --         599,962       9.1       599,962       9.1
Seth Antine(12)...............................     360,000       6.6       --         440,000       6.4       440,000       6.4
Irwin Gross(13)...............................     270,000       5.0       --         270,000       4.0       270,000       3.9

SELLING STOCKHOLDERS AND OVER-ALLOTMENT
  SELLING STOCKHOLDERS
Kenneth Berg(14)..............................      36,968      *        16,838        20,130      *           --          --
Sheldon Finkel(14)............................       6,722      *         3,062         3,660      *           --          --
ForwardIssue Ltd.(14)(15).....................      18,484      *          --          27,726      *           20,795      *
Juliet Gal(14)(16)............................       9,242      *          --          13,863      *            7,863      *
Norton Herrick(14)............................     110,902       2.2     50,513        60,839      *           --          --
Harry Karten(14)(17)..........................      18,484      *          --          27,726      *           13,863      *
Millennium Capital Corp.(14)(18)..............      19,000      *         4,270        14,730      *            9,625      *
David Miller(14)..............................      18,484      *         8,419        10,065      *           --          --
Mark Schachner(14)............................      18,484      *         8,419        10,065      *           --          --
Claudia Kaufmann Walters(14)..................       9,242      *         4,209         5,033      *           --          --
Whale Securities Co., L.P. (14)(19)...........      19,300      *         4,270        15,030      *            9,925      *
Mark Zborowski(14)(20)........................      19,722      *          --          29,583      *           15,720      *
Jewish Communal Fund, Inc.(14)(21)............      35,416      *          --          53,124      *           26,561      *

------------

*   Less than 1%.

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer or stockholder, as the case may be.

 (2) Includes 450,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options and 31,375 beneficially owned shares of Common Stock owned by family members with respect to which Mr. Peters disclaims beneficial ownership.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (3) Includes 450,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options and 21,878 beneficially owned shares of Common Stock owned by family members with respect to which Mr. Savage disclaims beneficial ownership.

 (4) Includes 50,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable warrants.

 (5) Includes 15,000 beneficially owned shares of Common Stock issuable upon the exercise of currently exercisable options and 50,000 beneficially owned shares of Common Stock issuable upon the exercise of a contractual right to purchase warrants exercisable for such Common Stock pursuant to Mr. Wainwright's consulting agreement with the Company.

 (6) Includes 111,524 beneficially owned shares of Common Stock issuable upon conversion of a convertible promissory note of the Company in the aggregate face amount of $600,000 issued to Mr. Barbera in connection with the Company's acquisition of Metro.

 (7) Includes 12,500 beneficially owned shares of Common Stock issuable upon exercise of currently exercisable warrants.

 (8) The address for each of the 5% Stockholders is as follows: c/o Broad Capital Associates, Inc., 152 West 57th Street, New York, New York 10019.

 (9) Prior to the Offering, 1,000,000 of this 5% Stockholder's total number of beneficially owned shares of Common Stock are issuable upon exercise of currently exercisable warrants and 800,000 beneficially owned shares of Common Stock are issuable upon conversion of shares of Series B Preferred Stock, subject in each case to this 5% Stockholder's sole investment power. The remaining 211,500 beneficially owned shares of Common Stock are owned by the Bodner/Huberfeld Partnership and are subject to a shared investment power. After the Offering, 1,400,000 of this 5% Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants and 800,000 beneficially owned shares of Common Stock will be issuable upon conversion of shares of Series B Preferred Stock, subject in each case to this 5% Stockholder's sole investment power. The remaining 258,300 beneficially owned shares of Common Stock will be beneficially owned by the Laura Huberfeld/Naomi Bodner Partnership (the 'Bodner/Huberfeld Partnership'), consisting of 211,500 shares of Common Stock owned outright and 46,800 shares of Common Stock issuable upon exercise of then exercisable warrants, in each case subject to a shared investment power. Each of Naomi Bodner and Laura Huberfeld disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other and the shares of Common Stock beneficially owned by the Bodner/Huberfeld Partnership.

(10) 83,333 of this 5% Stockholder's total number of beneficially owned shares of Common Stock are issuable upon conversion of shares of Series C Preferred Stock and 1,500,000 beneficially owned shares of Common Stock issuable upon exercise of currently exercisable warrants.

(11) Includes 55,762 beneficially owned shares of Common Stock issuable upon conversion of a convertible promissory note of the Company in the aggregate face amount of $300,000 issued to Mr. Budlow in connection with the Company's acquisition of Metro.

(12) Prior to the Offering, 200,000 of this 5% Stockholder's total number of beneficially owned shares of Common Stock issuable upon exercise of currently exercisable warrants, and 160,000 beneficially owned shares of Common Stock are issuable upon conversion of shares of Series B Preferred Stock. After the Offering, 280,000 of this 5% Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants and 160,000 beneficially owned shares of Common Stock will be issuable upon conversion of shares of Series B Preferred Stock.

(13) 150,000 of this 5% Stockholder's total number of beneficially owned shares of Common Stock are issuable upon exercise of currently exercisable warrants, and 120,000 beneficially owned shares of Common Stock are issuable upon conversion of shares of Series B Preferred Stock.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(14) The number of shares subject to the Underwriters' over-allotment option from this stockholder is as set forth next to such stockholder's name below:

                                                                     SHARES SUBJECT TO
                           NAME                              UNDERWRITERS OVER-ALLOTMENT OPTION
----------------------------------------------------------   ----------------------------------

     Kenneth Berg.........................................                  20,130
     Sheldon Finkel.......................................                   3,660
     ForwardIssue, Ltd....................................                   4,621
     Juliet Gal...........................................                   4,000
     Norton Herrick.......................................                  60,389
     Harry Karten.........................................                   9,242
     Millennium Capital Corp..............................                   5,105
     David Miller.........................................                  10,065
     Mark Schachner.......................................                  10,065
     Claudia Kaufmann Walters.............................                   5,033
     Whale Securities Co., L.P............................                   5,105
     Mark Zborowski.......................................                   9,242
     Jewish Communal Fund, Inc............................                  17,708
                                                                        ----------
          Total...........................................                 160,635
                                                                        ----------
                                                                        ----------

     In addition, the Company has granted to the Underwriters an option to purchase up to 60,635 shares of Common Stock to cover over-allotments, if any. See 'Underwriting.'

(15) After the Offering, (i) assuming no exercise of the Underwriters' over-allotment option, 9,242, and (ii) assuming full exercise of the Underwriters' over-allotment option, 6,932, of this Over-Allotment Selling Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants.

(16) After the Offering, (i) assuming no exercise of the Underwriters' over-allotment option, 4,621, and (ii) assuming full exercise of the Underwriters' over-allotment option, 2,621, of this Over-Allotment Selling Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants.

(17) After the Offering, (i) assuming no exercise of the Underwriters' over-allotment option, 9,242, and (ii) assuming full exercise of the Underwriters' over-allotment option, 4,621, of this Over-Allotment Selling Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants.

(18) 9,625 of this Selling Stockholder's total number of beneficially owned shares of Common Stock are issuable upon exercise of currently exercisable warrants.

(19) 9,925 of this Selling Stockholder's total number of beneficially owned shares of Common Stock are issuable upon exercise of currently exercisable warrants.

(20) 1,238   of  this  Over-Allotment  Selling  Stockholder's  total  number  of beneficially owned shares of Common Stock are issuable upon exercise of currently exercisable warrants.

(21) After   the  Offering,  (i)  assuming  no  exercise  of  the  Underwriters'
     over-allotment option, 17,708, and (ii) assuming full exercise of the Underwriters' over-allotment option, 8,854, of this Over-Allotment Selling Stockholder's total number of beneficially owned shares of Common Stock will be issuable upon exercise of then exercisable warrants.

             DELAYED SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

DELAYED SELLING STOCKHOLDERS

     The Company has agreed to include the Delayed Stock, for the benefit of the holders thereof, in the Registration Statement of which this Prospectus is a part.

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Delayed Selling Stockholders as of October 10, 1996.

                                                                  COMMON STOCK                  COMMON STOCK
                                                               BENEFICIALLY OWNED              COVERED BY THIS
                                                             AS OF OCTOBER 10, 1996              PROSPECTUS
                     NAME OF DELAYED                        -------------------------      -----------------------
                   SELLING STOCKHOLDER                       NUMBER        PERCENT(1)      NUMBER       PERCENT(1)
---------------------------------------------------------   ---------      ----------      -------      ----------

Seth Antine(2)...........................................     360,000          6.6%         51,000         *
Bais Kaila Torah Preparatory H.S. for Girls(2)...........      22,500         *              3,200         *
Birdsall Corp., N.V.(2)..................................      45,000         *              6,400         *
Ezra Birnbaum(2).........................................       4,500         *                640         *
Naomi Bodner(2)(3).......................................   2,011,500         28.3         500,000          7.0
Congregation Ahavas Tzdokoh Vchesed, Inc.(2).............      67,500          1.3           9,600         *
Israel A. Englander(2)...................................     180,000          3.4          26,000         *
Bryan I. Finkel(2).......................................      18,000         *              2,500         *
Seth Fireman(2)..........................................      90,000          1.7          12,820         *
Rita Folger(2)...........................................      45,000         *              6,400         *
Friends of Kiryat Meor Chaim, Inc.(2)....................      45,000         *              6,400         *
Irwin L. Gross(2)........................................     270,000          5.0          38,000         *
Laura Huberfeld(2)(3)....................................   2,011,500         28.3         500,000          7.0
Symour Huberfeld(2)......................................      45,000         *              6,400         *
Keren M.Y.C.B. Elias Foundation(2).......................      45,000         *              6,400         *
Chanie Lerner(2).........................................      45,000         *              6,400         *
Jonathan Mayer(2)........................................      13,500         *              2,000         *
Mighty Net, Inc..........................................      57,500         *             57,500         *
Gloria Lee Morgan........................................       9,242         *              9,242         *
Moshe Mueller(2).........................................      54,000          1.1           7,000         *
The Nais Corp.(2)........................................      45,000         *              6,400         *
Namax Corp.(2)...........................................      45,000         *              6,400         *
Charles Nebenzahl(2).....................................      45,000         *              6,400         *
OHR Somayach Tanenbaum Educational Center(2).............      45,000         *              6,400         *
Fred Rudy(2).............................................      45,000         *              6,400         *
Malca Sand(2)............................................      45,000         *              6,400         *
Joshua Schwartz(2).......................................       4,500         *                640         *
Shekel Hakodesh(2).......................................      54,000          1.1           7,000         *
Richard Stadtmauer(2)....................................      45,000         *              6,400         *
Gregory Welter...........................................      10,634         *              9,242         *
Brian Welter.............................................       9,242         *              9,242         *
Neil and Betty Joan Welter, as joint tenants.............       9,242         *              9,242         *
Yeshiva of Telshe Alumni(2)..............................      45,000         *              6,400         *

------------

*  Less than 1%

(1) Does not give effect to the Offering.

(2) All of this Delayed Selling Stockholder's shares of Common Stock covered by this Prospectus are issuable upon conversion of shares of Series B Preferred Stock. This Delayed Selling Stockholder's beneficially owned shares of
    Common  Stock  as  of October  10,  1996  consist of  the  number  of shares

                                              (footnotes continued on next page)

(footnotes continued from previous page) of Common Stock issuable upon conversion of Series B Preferred Stock or warrants as is set forth below next to such Delayed Selling Stockholder's name:

                                                   SHARES OF COMMON STOCK       SHARES OF COMMON STOCK
                                                  ISSUABLE UPON CONVERSION      ISSUABLE UPON EXERCISE
                     NAME                        OF SERIES B PREFERRED STOCK         OF WARRANTS
----------------------------------------------   ---------------------------    ----------------------

Seth Antine...................................              160,000                      200,000
Bais Kaila Torah Preparatory H.S. for Girls...               10,000                       12,500
Birdsall Corp., N.V...........................               20,000                       25,000
Ezra Birnbaum.................................                2,000                        2,500
Naomi Bodner(A)...............................            1,011,000                    1,000,000
Congregation Ahavas Tzdokoh Vchesed, Inc......               30,000                       37,500
Israel A. Englander...........................               80,000                      100,000
Bryan I. Finkel...............................                8,000                       10,000
Seth Fireman..................................               40,000                       50,000
Rita Folger...................................               20,000                       25,000
Friends of Kiryat Meor Chaim, Inc.............               20,000                       25,000
Irwin L. Gross................................              120,000                      150,000
Laura Huberfeld(A)............................            1,011,000                    1,000,000
Symour Huberfeld..............................               20,000                       25,000
Keren M.Y.C.B. Elias Foundation...............               20,000                       25,000
Chanie Lerner.................................               20,000                       25,000
Jonathan Mayer................................                6,000                        7,500
Moshe Mueller.................................               24,000                       30,000
The Nais Corp. ...............................               20,000                       25,000
Namax Corp....................................               20,000                       25,000
Charles Nebenzahl.............................               20,000                       25,000
OHR Somayach Tanenbaum Educational Center.....               20,000                       25,000
Fred Rudy.....................................               20,000                       25,000
Malca Sand....................................               20,000                       25,000
Joshua Schwartz...............................                2,000                        2,500
Shekel Hakodesh...............................               24,000                       30,000
Richard Stadtmauer............................               20,000                       25,000
Yeshiva of Telshe Alumni......................               20,000                       25,000

       -------------------

       (A) 211,500 of this Delayed Selling Stockholder's total number of beneficially owned shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock are owned by the Bodner/Huberfeld Partnership and are subject to a shared investment power. Each of Naomi Bodner and Laura Huberfeld disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other and the shares of Common Stock beneficially owned by the Bodner/Huberfeld Partnership.

(3) 1,000,000 of this Delayed Selling Stockholder's total number of beneficially owned shares of Common Stock are subject to warrants and 800,000 beneficially owned shares of Common Stock are convertible shares of Series B Preferred Stock, subject in each case to this Delayed Selling Stockholder's sole investment power. The remaining 211,500 beneficially owned shares of Common Stock are owned by the Bodner/Huberfeld Partnership and are subject to a shared investment power. Each of Naomi Bodner and Laura Huberfeld disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other and the shares of Common Stock beneficially owned by the Bodner/Huberfeld Partnership.

PLAN OF DISTRIBUTION

     The shares of Delayed Stock covered by this Prospectus are being registered by the Company for the account of the Delayed Selling Stockholders. The Company has been informed by the Delayed Selling Stockholders that they intend to distribute the Delayed Stock in the following manner.

     The shares may be sold from time to time by the Delayed Selling Stockholders, either directly in privately negotiated transactions or through one or more brokers or dealers (which may include the Representative) on the over-the-counter market, at such prices and upon such terms as may be obtainable. In connection therewith, the Delayed Selling Stockholders and participating brokers or dealers may be deemed to be 'underwriters' as that term is defined in the Securities Act, and commissions or discounts or any profit realized on the sale of shares received by the Delayed Selling Stockholders and such brokers or dealers may be deemed to be underwriting commissions or discounts within the meaning of the Securities Act. The Company has been informed that the Delayed Selling Stockholders do not have, as of the date of this Prospectus, any agreement, arrangement or understanding with any broker or dealer concerning the distribution of the shares of Delayed Stock covered by this Prospectus.

                              CERTAIN TRANSACTIONS

TRANSACTIONS UNDER CURRENT MANAGEMENT AFTER ALLIANCE ACQUISITION

     Transactions with Mr. Dunn. In connection with the acquisition of SD&A on April 25, 1995, Alliance issued promissory notes in an aggregate principal amount of $4.5 million to Mr. Dunn. Interest on such notes was payable monthly at a rate equal to the prime rate of Bank of America, N.T. & S.A., as in effect from time to time, subject to a maximum of 10% and a minimum of 8%. Principal payments were due quarterly, and originally $1.5 million was due in quarterly installments during fiscal 1996. All of the outstanding common shares of SD&A were initially pledged to collateralize such notes but were released in June 1996. In connection with such notes, an operating covenants agreement between the Company and Mr. Dunn included, among other things, provisions requiring that SD&A have a minimum level of working capital and cash levels, subject to periodic increases based on sales, before dividend payments could be made to the parent company. In June 1996, the operating covenants agreement was terminated.

     Prior to October 1995, the Company made all principal payments when due. Each of the principal payments due October 1, 1995, January 1, 1996 and April 1, 1996 were deferred as they became due and thereafter from time to time. In June 1996, principal payments of approximately $2.0 million were made and the remaining obligations were restructured such that the remaining $2.1 million is now payable in installments of $58,333 per month, plus interest at 8%, starting September 19, 1996.

     SD&A leases its corporate business premises from Mr. Dunn. The lease requires monthly rental payments of $11,805 through January 1, 1999, with an option to renew. SD&A incurs all costs of insurance, maintenance and utilities. Total rent paid by SD&A to Mr. Dunn during 1996 and from the date of acquisition to June 30, 1995 was approximately $138,000 and $26,000, respectively.

     Indebtedness of Management. In February 1996, Mr. Barbera, then a shareholder of Metro, borrowed $50,000 from Metro. Interest on such indebtedness accrues at a rate of 6% per annum. The principal of such indebtedness, together with accrued interest thereon, is repayable in four equal quarterly installments starting March 31, 1998.

     Bank Credit Line. Mr. Dunn is currently a guarantor of SD&A's unsecured credit line. If such credit line is replaced with another credit facility, the Company does not currently expect that Mr. Dunn would be a guarantor of such replacement credit facility. See 'Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- All-Comm Media Corporation.'

     Transactions With Certain 10% Stockholders. As consideration for their agreement to certain lock-up arrangements for a period of nine months from the date of this Prospectus with respect to shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock or upon the exercise of warrants issued in connection therewith, upon consummation of the Offering (the 'Closing'), the Company will issue warrants exercisable for 400,000, 400,000 and 46,800 shares of Common Stock to Naomi Bodner, in her individual capacity, Laura Huberfeld, in her individual capacity, and the Bodner/Huberfeld Partnership, respectively. As of October 10, 1996, each of Ms. Bodner and Ms. Huberfeld is a beneficial holder of more than 10% of the Common Stock. See 'Principal and Selling Stockholders.'

TRANSACTIONS UNDER FORMER MANAGEMENT PRIOR TO ALLIANCE ACQUISITION

     Former Company Counsel. Robert L. McDonald, Sr., a former director of the Company who resigned in April 1995, is a senior partner of McDonald, Carano, Wilson, McCune, Bergin, Frankovich & Hicks ('McDonald Carano'), former general counsel to the Company. The total amount of fees paid by the Company for services rendered by McDonald Carano for the fiscal years ended June 30, 1995 and 1994 did not exceed 5% of the firm's total revenues. Additionally, Mr. A.J. Hicks, a partner in McDonald Carano, previously served as Assistant Secretary to the Company and to its subsidiaries.

     Investment Banking Services. Marshall S. Geller, a former director of the Company who resigned in April 1995 and former chairman of its Executive Committee, was a Senior Managing Director of Golenberg & Geller, Inc., a private merchant banking firm. The former management of the Company retained Golenberg & Geller, Inc. during the 1995 and 1994 fiscal years to perform investment banking and financial advisory services. The amount of fees paid by the Company for services rendered by Mr. Geller's firm for the fiscal years ended June 30, 1995 and 1994 were $5,700 and $21,000, respectively. At that time, the Company also retained Golenberg & Geller, Inc. and Whale Securities Co., L.P. ('Whale') to perform investment banking and financial advisory services in connection with the acquisition by the Company of Alliance. In connection with the Company's acquisition of Alliance, a finder's fee in the aggregate amount of $200,000 was paid as follows: $100,000 to Golenberg & Geller, Inc.; $50,000 to Whale; and $50,000 to Millennium Capital Corp., one of the co-finders in the transaction ('Millennium'). In addition, each of Mr. Geller, Mr. Golenberg, Whale and Millennium received 9,375 shares of Common Stock and a warrant exercisable for 6,250 shares of Common Stock over a period of three years from the date of issue at an exercise price of $8.00 per share in further payment for their services.

     Florida Gaming Corporation Loan. On July 15, 1994, in order to fund the exercise price of the warrant which the Company owned to acquire shares of Florida Gaming Corporation ('FGC'), the former management of the Company entered into a loan agreement (the 'FGC Loan') for $1,000,000 with a group of lenders (the 'Lenders'), which included Messrs. Marshall Geller (former director), Arnold Rosenstein (former president), and Neil Rosenstein (former Chairman of the Board and Chief Executive Officer) (the 'Affiliated Lenders'). The Company borrowed the $1,000,000 available under the Loan Agreement on July 22, 1994. Borrowings were secured by a pledge of the common stock of FGC issuable upon exercise of the warrant. Each of the Affiliated Lenders lent the Company 20% of the total FGC Loan, or $200,000.

     Pursuant to the terms of the FGC Loan, borrowings accrued interest at a rate of 7.75% per annum. In addition, the Company was obligated to pay the Lenders, pro rata, a commitment fee of $0.3 million, and to pay the Lenders' attorneys' fees and other expenses incurred in connection with the extension of the FGC Loan. The FGC Loan, including interest of $9,000 and the commitment fee, was repaid prior to September 21, 1994. During the period from July 1994 to March 1995, the Company sold the FGC common stock.

     Mortgage Loan to Subsidiary. On June 9, 1994, under the former management of the Company, All-Comm Holdings, Inc. (formerly named Bullhead Casino Corporation), a wholly-owned subsidiary of the Company, borrowed $350,000 from the Company's former chief executive officer and its president, evidenced by a promissory note and secured by a mortgage on its parcel of land in Laughlin, Nevada. All-Comm Holdings, Inc. loaned the borrowed funds to the Company. The note was due July 31, 1995 with interest at the rate of 7.75% per annum, but was repaid in October 1994.

     Purchase of Property and Equipment. In April 1995, prior to the acquisition of Alliance, the Company's former chairman purchased property and equipment, for $11,000, owned by the Company having a cost of $160,000 and net book value of $6,000.

     Indebtedness of Former Management. Pursuant to the terms of his employment agreement with the Company, which has expired, Arnold Rosenstein was issued 25,000 shares of Common Stock in exchange for a promissory note in the principal amount of $0.2 million. The promissory note accrued interest at 10.5% per annum payable at maturity on November 1, 1994. On January 21, 1994, Mr. Rosenstein paid $133,333, per resolutions of the Company's Board of Directors, for the early retirement of the $0.2 million note receivable for shares issued to him. The $66,667 allowance was charged to additional paid-in capital in the 1994 fiscal year. Also, on December 31, 1993, accrued interest of $87,500 was discounted to $58,334 and paid to the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain of the material terms of the Company's capital stock which are contained in the Restated Articles and the By-Laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibits for a more complete description of the Company's capital stock.

DESCRIPTION OF COMMON STOCK

  General

     The Company is authorized to issue 36,250,000 shares of Common Stock in accordance with an amendment to its Restated Articles approved by the Company's Board of Directors and stockholders effective August 1996.

  Quorum and Voting Rights

     Each share of Common Stock is entitled to one vote on all matters as to which the holders of Common Stock are entitled to vote. The affirmative vote of a majority of the stock having voting power present or represented by a proxy at a meeting at which a quorum is present is required as to any matter which requires the approval of the holders of Common Stock, other than (i) the approval of certain Business Combinations and Reclassifications (as such terms are defined above in 'Management -- Change in Control Provisions of the Restated Articles'), (ii) the amendment of certain provisions of the Restated Articles, and (iii) the amendment of certain provisions of the By-Laws, which require the approval of 75% of the outstanding shares of stock entitled to vote for the election of Directors. In the case of certain Business Combinations and Reclassifications, the approval of a majority of the outstanding shares of stock entitled to vote for the election of Directors other than those beneficially owned by the other party to the Business Combination is required.

     At any meeting of the stockholders of the Company at which the holders of Common Stock are entitled to vote, the presence, in person or by proxy, of a majority of the stock issued and outstanding, and entitled to vote thereat, constitutes a quorum. No action may be taken at any meeting, other than to adjourn such meeting, unless a quorum of each class entitled to vote is present.

  Dividends

     The Board of Directors may cause dividends to be paid to the holders of Common Stock from time to time out of funds legally available therefor. When and as dividends are declared, they may be payable in cash, in property or in shares of Common Stock. See 'Risk Factors -- No Intention to Pay Dividends.'

DESCRIPTION OF PREFERRED STOCK

  General

     The Company has authorized 50,000 shares of Convertible Preferred Stock, which the Company has issued from time to time in the form of designated series as set forth below.

     Series A Preferred Stock. In May 1996, the Company issued 10,000 shares of Series A Preferred Stock. Subsequently, in June 1996 these shares were repurchased and canceled as a condition precedent to the purchase of the Series B Preferred Stock and the Series C Preferred Stock by the holders thereof, and are currently held by the Company as authorized but unissued shares.

     Series B Preferred Stock. In June 1996, the Company issued 6,200 shares of Series B Preferred Stock. The holders of Series B Preferred Stock are entitled to receive a dividend payable only on redemption or credited against conversion, which shall accrue at the rate of 6% per annum. The Company also issued warrants to holders of Series B Preferred Stock for 3,100,000 shares of Common Stock exercisable at $2.50 per share for three years. The holders of the Series B Preferred Stock have the right, at any time prior to the second anniversary of the date of issuance, to convert, first, the outstanding accrued dividends, and then the Series B Preferred Stock, in whole or in part, into a

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
number of shares of Common Stock equal to the amount of dividends and redemption value converted divided by the conversion price for the Series B Preferred Stock. The conversion price for the Series B Preferred Stock means a price per share equal to the lessor of (i) $1.25 and (ii) 80% of the average of the closing bid price of the Common Stock during the five trading days prior to such conversion. If not theretofore converted, the Series B Preferred Stock is automatically deemed converted at such price on the second anniversary of the date of issuance, unless (i) the Common Stock is not then trading on NASDAQ or another U.S. securities exchange or (ii) the Company has not theretofore had declared effective a registration statement with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock or the exercise of the warrants issued to the holders of the Series B Preferred Stock. See 'Shares Eligible for Future Sale -- Registration Rights and Certain Lock-up Arrangements -- Holders of Series B Preferred Stock.' In such event, the Company is required to redeem the Series B Preferred Stock at a redemption price payable in cash equal to $5.00 per share plus all accrued and unpaid dividends thereon.

     Series C Preferred Stock. In September 1996, the Company issued, retroactive to June 1996, 2,000 shares of Series C Preferred Stock. The Company also issued warrants to the holders of the Series C Preferred Stock for 3,000,000 shares of Common Stock exercisable at $3.00 per share for three years. The holders of Series C Preferred Stock are entitled to receive a dividend payable only on redemption or credited against conversion, which shall accrue at the rate of 8% per annum. The holders of the Series C Preferred Stock have the right, at any time prior to June 7, 1998, to convert, first, the outstanding accrued dividends, and then the Series C Preferred Stock, in whole or in part, into a number of shares of Common Stock equal to the amount of dividends and redemption value converted divided by a conversion price equal to $6.00 per share. If not theretofore converted, the Series C Preferred Stock is automatically deemed converted at such price on June 7, 1998, unless (i) the Common Stock is not then listed on NASDAQ (or another U.S. securities exchange) or (ii) the Company has not theretofore had declared effective a registration statement with respect to the Common Stock issuable upon conversion of the Series C Preferred Stock or the exercise of the warrants issued to the holders of the Series C Preferred Stock. In such event, the Company is required to redeem the Series C Preferred Stock at a redemption price payable in cash equal to $5.00 per share plus all accrued and unpaid dividends thereon. In addition, if the Company has not had declared effective by October 7, 1996 such a registration statement, the dividend rate is increased to 24% per annum and, at the option of the holders of the Series C Preferred Stock, the Series C
Preferred Stock will not be redeemable by the Company, and will remain convertible and accrue dividends, until the earlier of (x) the date designated by such holders and (y) the date 180 days after such registration statement is declared effective.This requirement to have such registration statement declared effective by October 7, 1996 has been waived by the holders of the Series C Preferred Stock until 120 days after the expiration of the lock-up arrangements described under 'Shares Eligible for Future Sale -- Registration Rights and Certain Lock-up Arrangements -- Holders of Series C Preferred Stock.'

OTHER OPTIONS AND WARRANTS

     In addition to the warrants attached to the shares of Series B Preferred Stock and Series C Preferred Stock described above, the Company, on various dates ranging from April 21, 1995 to September 20, 1996, issued to several persons 458,077 warrants that are fully vested as of the date of this Prospectus including the Other Warrants as described under 'Shares Eligible for Future Sale -- Registration Rights and Certain Lock-up Arrangements -- Warrants' (the 'Warrants'). Each Warrant entitles the holder to one share of Common Stock at exercise prices ranging from $1.60 to $8.00 per share. The Warrants expire on dates ranging from April 21, 1998 to February 26, 2001. The Company granted to the holders of 118,077 of the Warrants piggyback registration rights, as described more fully below.

     Upon consummation of the Offering, the Company will issue warrants exercisable for an aggregate of 1,192,913 shares of Common Stock to certain stockholders as consideration for such stockholders' agreement to certain of the lock-up arrangements described under 'Shares Eligible for Future Sale.'

                                       62

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
LIMITATION OF DIRECTORS LIABILITY; INDEMNIFICATION

     The Restated Articles provide that Directors and officers of the Company shall not be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a Director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of the provisions of Chapter 78 of the Nevada General Corporation Law, as amended (the 'NGCL'). The Restated Articles further provide that, if the NGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors and officers, then the liability of a Director or officer of the Company shall be eliminated or limited to the full extent permitted by the NGCL. Any repeal or modification of all or any portion of the limitation on liability contained in the Restated Articles by the stockholders of the Company shall not adversely affect any right or protection of a Director or officer of the Company with respect to any acts or omissions occurring prior to the time of such repeal or modification.

     The By-Laws provide for indemnification of the officers and Directors of the Company, as the case may be, against any liability, cost or expense incurred by such Director or officer by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, except to the extent that such indemnification is prohibited by Chapter 78 of the NGCL.

     Section 78.751 of the NGCL provides that a corporation may, and in certain cases, must, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than certain actions by, or in right of, the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and, in the case of a non-derivative action, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person, in connection with the action, suit or proceeding, if, in either type of action, such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that such person's conduct was unlawful.

     Indemnification may not be made, in a derivative action, for any claim, issue or matter as to which such a person had been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     The Company's By-Laws provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred, and in advance of the final disposition of the action, upon receipt of an undertaking by, or on behalf of, the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the corporation, unless ordered by a court or advanced (as described above), any indemnification must be made by the corporation, only as authorized in the specific case, upon a determination that the indemnification of the Director, officer, employee or agent is proper in the circumstances. The determination must be made either by the stockholders, or by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding. If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding so orders, or if a quorum consisting of Directors who were not parties to the act, suit or proceeding cannot be obtained, the determination must be made by independent legal counsel in a written opinion.

     Insofar as indemnification for Directors, officers and controlling persons of the Company with respect to liabilities arising under the Securities Act may be granted pursuant to the provisions described above, or otherwise, the Company has been advised that, in the opinion of the Commission,

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
such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LISTING

     The Common Stock is quoted on The Nasdaq SmallCap MarketSM, under the symbol 'ALCM.'

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company and its address is 2 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The following discussion of shares eligible for future sale excludes up to 12,025,092 shares of Common Stock (subject to lock-up provisions described below) which may be issued pursuant to currently outstanding options, warrants and conversion rights. Upon completion of the Offering, the Company will have a total of 6,505,407 shares of Common Stock outstanding (6,566,042 if the Underwriters' over-allotment option is exercised in full). Immediately following the Offering, 3,424,529 shares of the outstanding Common Stock, including the 1,500,000 shares of Common Stock offered hereby and the 1,344,468 shares of Common Stock being sold by the Delayed Selling Stockholders, (plus an additional 225,000 shares if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or registration under the Securities Act or will be eligible for sale in the public market without regard to the availability of current public information, volume limitations, manner of sale restrictions or notice requirements under Rule 144(k), in each case by persons other than 'affiliates' (as defined under the Securities Act) of the Company.

     All the remaining 3,080,878 Restricted Shares were issued and sold by the Company in private transactions in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and are restricted securities under Rule 144 of the Securities Act. Restricted Shares may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after this Offering a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including affiliates of the Company, would be entitled to sell in brokers' transactions or to market makers within any three-month period a number of Restricted shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 65,054 shares, based on the number of shares to be outstanding after the Offering, assuming no exercise of the Underwriter's over-allotment option) or (ii) the average weekly trading volume of the Common Stock on The Nasdaq SmallCap MarketSM during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least three years, is currently entitled to sell such Restricted Shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sale restrictions or notice requirements. However, under Rule 144, Restricted Shares held by affiliates must continue, after the three-year holding period, to be sold in brokers' transactions or to market makers subject to the volume limitations described above. The above is a summary of Rule 144 and is not intended to be a complete description thereof. As of April 25, 1997, approximately 935,532 Restricted Shares may become eligible for sale pursuant to Rule 144, or continue to be eligible for sale under other exemptions from registration, under the Securities Act.

     The Company, its Directors and officers and certain of its stockholders and holders of options, warrants, conversion or contractual rights to acquire Common Stock, who will hold in the aggregate up to 14,142,237 Restricted Shares outright or issuable upon exercise of such rights, depending on the extent to which the Underwriters' over-allotment options are exercised, if at all (14,119,831 Restricted Shares if the Underwriters' over-allotment options are exercised in full), have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other disposition or transfer of) any shares of Common Stock or any capital stock or any other securities convertible into or exercisable for, or any right to purchase or acquire, Common Stock or any other capital stock, for a period of nine months after the date of this Prospectus, subject to termination if the final Prospectus relating to the Offering is not filed with the Commission by March 31, 1997 pursuant to Rule 424(b) under the Securities Act (such period being the 'Lock-Up Period'), without the prior written consent of LT Lawrence & Co., Inc., on behalf of the Underwriters, except (x) in the case of the Company, with respect to (i) private issuances in connection with acquisitions if the holders thereof agree to be bound by the foregoing nine-month restriction to the same extent as the Company and (ii) grants of Options and other rights pursuant to the Stock Option Plan and issuances of Common Stock pursuant to the exercise of currently outstanding employee options and (y) in the case of the holders, with respect to bona fide gifts of shares of Common Stock or securities convertible into or exchangeable for Common Stock provided that the donee agrees in writing to be bound by the foregoing provisions. See ' -- Registration Rights and Certain Lock-up Arrangements.'

     The Representative may from time to time in its sole discretion release some or all of the stockholders who have executed such a lock-up agreement from the restrictions thereof. The determination whether to grant such a release will be made by the Representative on a case-by-case basis, based on such considerations as the Representative may deem relevant, including but not limited to market conditions and public demand for additional securities of the Company. In connection with any such release, the Representative may negotiate with any such stockholder for the purchase (for the Representative's own account or the account of others) of the securities held by such stockholder at prices which may or may not relate to the then current market price of the Common Stock. As of the date of this Prospectus, no definitive agreement has been reached between the Representative and any stockholder regarding the release of any such lock-up agreement.

     The Company currently expects to file a registration statement under the Securities Act to register shares reserved for issuance under the Stock Option Plan. Shares issued pursuant to the Stock Option Plan or upon exercise of outstanding Options after the effective date of such registration statement, other than shares held by affiliates of the Company (which are subject to the resale restrictions of Rule 144), generally will be tradeable without restriction under the Securities Act, subject to the lock-up provisions described above.

REGISTRATION RIGHTS AND CERTAIN LOCK-UP ARRANGEMENTS

     The following summaries are qualified in their entirety by the full text of the various registration rights ageements and other registration rights provisions filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     There are ten sources of registration rights applicable to the Company as of the date of this Prospectus: (1) the registration rights granted to the holders of Alliance common stock (the 'Reg D Investors') pursuant to the Placement Memorandum dated February, 1995 (the 'Placement Memorandum'); (2) the registration rights granted to Mr. Glenn Golenberg, Mr. Marshall Geller, Whale Securities Co., L.P. ('Whale') and Millennium Capital Corp. ('Millennium') pursuant to an aggrement dated February 7, 1995 among the Company, Whale and Golenberg and Geller, Inc., and a letter dated March 21, 1995 from Whale to the Company (the 'Finder's Fee Agreements') in connection with certain finder's fees related to the Company's acquisition of Alliance; (3) the registration rights granted to Mr. Golenberg and Mr. Geller pursuant to two agreements (the 'Golenberg/Geller Agreements') dated May 19, 1995 between the Company and Mr. Golenberg and the Company and Mr. Geller, respectively; (4) the registration rights attached to the 62,500 shares issued to Mighty Net, Inc. (previously named Membership Development, Inc.) ('MNI') by the Company pursuant to a Settlement and Release Agreement dated June 17, 1994 between the Company, Sheldon Kasower ('Kasower') and MNI; (5) the registration rights granted to the holders of the Series B Preferred Stock; (6) the registration rights granted to the holders of Series C Preferred Stock; (7) the registration rights attached to the warrants issued by the Company pursuant to various warrant certificates; (8) the registration

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
rights granted to Mr. Stephen Dunn pursuant to the Stock Purchase Agreement (the 'Stock Purchase Agreement') dated January 31, 1995 between Mr. Dunn and Alliance; (9) the registration rights granted to Mr. Barbera, Mr. Budlow and Ms. Sautkulis pursuant to the Registration Rights Agreement (the 'Registration Agreement') dated as of October 9, 1996 between the Company, Mr. Barbera, Mr. Budlow and Ms. Sautkulis; and (10) the registration rights attached to the Representative's Warrants.

     Reg D Investors. Subject to certain conditions and limitations, in connection with the issuance of 563,750 shares of Common Stock pursuant to the Placement Memorandum (the 'Reg D Registrable Securities'), the holders of an aggregate of at least two-thirds of the Reg D Registrable Securities have the right to require one time that the Company use its best efforts to effect a registration of all the Reg D Registrable Securities. This demand registration right may not be exercised before the date which is the earlier of (i) nine months from the date of the closing of the 'Offering' (as defined in the Placement Memorandum) and (ii) six months after a 'Qualified Public Offering' (as defined in the Placement Memorandum).

     Subject to certain conditions and limitations, the Reg D Investors also have piggyback registration rights pursuant to which the Company must notify the Reg D Investors of the Company's intention to register any Common Stock for its own account and include in such registration all Reg D Registrable Securities requested by the Reg D Investors to be so included.

     All of the Reg D Registrable Securities of the Reg D Investors who are also Delayed Selling Stockholders (an aggregate of 36,968 shares of Common Stock) are being registered under the Securities Act by the registration statement of which this Prospectus forms a part for resale on a delayed basis pursuant to Rule 415 under the Securities Act. See 'Delayed Selling Stockholders and Plan of Distribution.'

     Reg D Investors who are also Selling Stockholders have agreed, except as set forth in the next sentence, to irrevocably waive any and all of their piggyback and demand registration rights and not to sell any shares of Common Stock or certain related securities except: (i) pursuant to the Offering or the exercise of the Underwriters' over-allotment options; (ii) in accordance with all of the applicable provisions of Rule 144 under the Securities Act; or (iii) in transactions exempt from the registration requirements of the Securities Act. Such agreements terminate if the final Prospectus relating to the Offering is not filed with the Commission by March 31, 1997 pursuant to Rule 424(b) under the Securities Act.

     All of the Reg D Investors (other than the Reg D Investors who are also Delayed Selling Stockholders or Selling Stockholders, as described in the preceding two paragraphs), including the Reg D Investors who are also Over-Allotment Selling Stockholders, have agreed not to exercise their demand or piggyback registration rights and not to make sales of Common Stock or certain related securities during the Lock-Up Period with respect to any Reg D Registrable Securities held by them that are not sold pursuant to the Offering or the exercise of the Underwriters' over-allotment options. As consideration for these lock-ups, upon consummation of the Offering, the Company will issue to the Reg D Investors agreeing thereto, warrants exercisable for one share of Common Stock for each two shares of Common Stock that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of up to 145,133 shares of Common Stock). Such warrants will be exercisable for a period of two years from the date of the Closing (except that, in the case of warrants exercisable for up to 9,861 shares of Common Stock issued to one stockholder, such warrants will be exercisable for a period of three years from the date of issue thereof) at an exercise price equal to the initial public offering price of the Common Stock in the Offering (except that, in the case of warrants exercisable for up to 9,386 shares of Common Stock issued to two other stockholders, the exercise price with respect to such warrants will be $1.00 above such initial public offering price).

     Recipients of Finder's Fee. Subject to certain conditions and limitations and pursuant to the Finder's Fee Agreements, Whale, Millennium, Mr. Golenberg and Mr. Geller have piggyback registration rights with respect to an aggregate of 37,500 shares of Common Stock owned outright and an aggregate of 25,000 shares of Common Stock issuable upon the exercise of warrants (the 'Finder's Fee Warrants').

     Whale and Millennium have agreed, except as set forth in the next sentence, to irrevocably waive any and all of their piggyback registration rights and not to sell any shares of Common Stock or certain related securities except: (i) pursuant to the Offering or the exercise of the Underwriters' over-allotment options; (ii) in accordance with all of the applicable provisions of Rule 144 under the Securities Act; or (iii) in transactions exempt from the registration requirements of the Securities Act. Such agreements terminate if the final Prospectus relating to the Offering is not filed with the Commission by March 31, 1997 pursuant to Rule 424(b) under the Securities Act.

     Mr. Golenberg and Mr. Geller have agreed not to exercise their piggyback registration rights and not to make sales of Common Stock or certain related securities during the Lock-Up Period. As consideration for these lock-ups, upon consummation of the Offering, the Company will issue to each of Mr. Golenberg and Mr. Geller warrants exercisable for one share of Common Stock for each two shares of Common Stock that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of 15,626 shares of Common Stock). Such warrants will be exercisable for a period of three years from the date of the Closing at an exercise price equal to the initial public offering price of the Common Stock in the Offering.

     Golenberg and Geller. Subject to certain conditions and limitations and pursuant to the Golenberg/Geller Agreements, the Company agreed to include an aggregate of 56,250 shares of Common Stock held by Mr. Golenberg and Mr. Geller outright or issuable upon the exercise of warrants (the 'Golenberg/Geller Warrants') in a registration statement to be filed on or before December 1, 1995.

     Mr. Golenberg and Mr. Geller have agreed not to exercise their registration rights and not to make sales of Common Stock or certain related securities during the Lock-Up Period. As consideration for these lock-ups, upon consummation of the Offering, the Company will issue to each of Mr. Golenberg and Mr. Geller warrants exercisable for one share of Common Stock for each two shares of Common Stock that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of 28,125 shares of Common Stock). Such warrants will be exercisable for a period of three years from the date of the Closing at an exercise price equal to the initial public offering price of the Common Stock in the Offering.

     Kasower and MNI. Pursuant to a Settlement and Release Agreement dated June 17, 1994 between the Company, Kasower and MNI, the Company agreed to file a registration statement with respect to 15,625 shares of Common Stock delivered to MNI in connection with such settlement and release not later than sixty (60) days after the filing of the Company's Form 10-K for the fiscal year ended June 30, 1994.

     Pursuant to such obligations, the Company filed a registration statement on Form S-3 on June 17, 1995 and Amendment No. 1 thereto on July 25, 1996 (as amended, the 'S-3') with respect to which the Company has submitted a letter to the Commission requesting withdrawal. See ' -- S-3.' Kasower and MNI have agreed to the Company's withdrawal of the S-3 and MNI has included 57,500 shares of Common Stock in the registration statement of which this Prospectus forms a part for resale on a delayed basis pursuant to Rule 415 under the Securities Act. See 'Delayed Selling Stockholders and Plan of Distribution.'

     Holders of Series B Preferred Stock. Pursuant to an agreement dated June 7, 1996 with the holders of the Series B Preferred Stock, the Company agreed to file a registration statement on Form S-3 or Form S-1 for the public resale of all of the shares of Common Stock issuable on conversion of the Series B Preferred Stock and all of the shares of Common Stock issuable upon exercise of the warrants issued in connection with such Series B Preferred Stock (the 'Series B Warrants'). Subject to certain conditions and limitations, the Company is required to use its best efforts to cause such registration statement to become effective not later than 90 days after the date of filing, and to keep such registration statement effective for two years, in the case of Common Stock issued upon conversion of the Series B Preferred Stock, and for three years, in the case of Common Stock issued upon exercise of the Series B Warrants.

     Holders of the Series B Preferred Stock have agreed not to exercise their registration rights and agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period. As consideration for certain of the foregoing lock-ups, upon consummation of the Offering, the Company will issue to certain holders of Series B Preferred Stock warrants exercisable for one share of Common

Stock for each two shares of Common Stock issuable upon exercise of the Series B Warrants or conversion of Series B Preferred Stock that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of 946,800 shares of Common Stock). The warrants will be exercisable for a period of two years from the date of the Closing at an exercise price equal to the initial public offering price of the Common Stock in the Offering. Certain holders of the Series B Preferred Stock have included in the aggregate 1,250,000 shares of Common Stock (issuable upon conversion of shares of Series B Preferred Stock) in the registration statement of which this Prospectus forms a part for resale on a delayed basis pursuant to Rule 415 under the Securities Act, which Common Stock will be subject to such lock-ups. See 'Delayed Selling Stockholders and Plan of Distribution' and 'Certain Transactions.'

     Holders of Series C Preferred Stock. Pursuant to a Private Placement Purchase Agreement dated September 10, 1996, the Company agreed to file a registration statement on Form S-3 or Form S-1 for the public resale of all of the shares of Common Stock issuable on conversion of the Series C Preferred Stock and all of the shares of Common Stock issuable upon exercise of the warrants issued in connection with such Series C Preferred Stock (the 'Series C Warrants'). Subject to certain conditions and limitations, the Company is required to use its best efforts to cause such registration statement to become effective not later than 90 days after the date of filing, and to keep such registration statement effective for two years, in the case of Common Stock issued upon conversion of the Series C Preferred Stock, and for three years, in the case of Common Stock issued upon exercise of the Series C Warrants.

     Holders of the Series C Preferred Stock have agreed not to exercise their registration rights and agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period.

     Warrants. In addition to the Finder's Fee Warrants, the Golenberg/Geller Warrants, the Series B Warrants and the Series C Warrants, the Company has issued warrants containing registration rights (the 'Other Warrants'), as more fully described below, exercisable for an aggregate of 40,577 shares of Common Stock to various persons (the 'Warrant Holders'). The Other Warrants (and the related registration rights) expire on various dates ranging from January 8, 1999 to July 15, 2000. Pursuant to such Other Warrants, the Company must provide each Warrant Holder with at least forty-five (45) days prior written notice of any registration of any securities of the Company. Subject to certain conditions and limitations, all such Warrant Holders have the right to require the Company to include such number of shares of Common Stock underlying the Other Warrants held by them in any registered offering of Common Stock by the Company.

     Such Warrant Holders have agreed not to exercise their piggyback registration rights and agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period. As consideration for the foregoing lock-ups, upon consummation of the Offering, the Company will issue to such Warrant Holders, new warrants exercisable for one share of Common Stock for each two shares of Common Stock issuable upon exercise of the Other Warrants held by such Warrant Holders that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of 16,068 shares of Common Stock). These new warrants will be exercisable for a period of two years from the date of the Closing at an exercise price equal to the initial public offering price of the Common Stock in the Offering.

     In addition, pursuant to an option agreement dated October 1, 1995 between the Company and the three individuals named therein, the Company agreed to file with the Commission, on or before December 1, 1995, a shelf registration statement with regard to 30,000 shares of Common Stock issuable to such persons upon exercise of warrants granted to them in such option agreement. Subject to certain conditions and limitations, the Company agreed to use its best efforts to have such registration statement declared effective as soon as possible after the filing thereof and to keep the shelf registration statement continuously effective thorough December 31, 1996. In addition, in connection with the extension of such option agreement in April 1996, the Company issued to such three individuals warrants exercisable for 22,500 shares of Common Stock in the aggregate, together with piggyback registration rights having terms and conditions similar to those given to the Warrant Holders.

     Each of such persons has agreed not to exercise his registration rights and not to make sales of Common Stock or certain related securities during the Lock-Up Period. As consideration for each of the foregoing lock-ups, the Company will issue to each of such persons, new warrants exercisable for one share of Common Stock for each two shares of Common Stock issuable upon exercise of the warrants granted to such person under the option agreement that are subject to such lock-ups (such new warrants to be exercisable for an aggregate of 26,250 shares of Common Stock). These warrants will be exercisable for a period of two years from the date of the Closing at an exercise price equal to the initial public offering price of the Common Stock in the Offering.

     Stephen Dunn. Pursuant to a Stock Purchase Agreement dated January 31, 1995, the Company may satisfy any part of any contingent payment due in respect of the purchase price for SD&A with restricted Common Stock. With respect to any such Common Stock issued to Mr. Dunn in satisfaction of any such contingent payment, Mr. Dunn has the right to make two demands, commencing in September 1997, that the Company prepare, file and cause to become effective a registration statement as to such number of shares of Common Stock so issued to Mr. Dunn as he may request to be included therein in a notice to the Company.

     Mr. Dunn has agreed not to exercise such registration rights and agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period.

     Metro. In connection with the Company's acquisition of Metro, the Company issued 1,814,000 shares of Common Stock to the former shareholders of Metro. Pursuant to a Registration Rights Agreement dated as of October 9, 1996, subject to certain conditions and limitations contained therein, commencing nine months after the consummation of an underwritten public offering by the Company of its securities, (or, if such an underwritten public offering has not been consummated  by  March  31, 1997,  commencing  December 31,  1997),  such former shareholders or any permitted transferee or assignee thereof have piggyback registration rights with respect to the Common Stock so issued to them in the event the Company files a registration statement on any form that would permit the registration of their Common Stock (other than on Form S-4 or S-8 or in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders). The Company is required to give such stockholders or any permitted transferee or assignee thereof at least 40 days' prior written notice of the filing of any such registration statement. In addition, in the event that such a registration statement is not filed within nine months of the consummation of an underwritten public offering by the Company of its securities (or, if such an underwritten public offering has not been consummated by March 31, 1997, prior to December 31, 1997), such former shareholders or any permitted transferee or assignee thereof have the right to demand one time that the Company file a registration statement with respect to the Common Stock so issued to them and use its best efforts to have such registration statement declared effective.

     The former shareholders of Metro have agreed not to exercise their demand registration rights and their piggyback registration rights and agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period.

     Representative's Warrants. Upon the completion of the Offering, the Company will sell to the Representative, individually and not as representative of the Underwriters, the Representative's Warrants for consideration of one mil ($.001) per Representative's Warrant, exercisable for 150,000 shares of Common Stock in the aggregate. Each Representative's Warrant shall (i) entitle the holder thereof to purchase one share of Common Stock at an exercise price equal to 120% of the initial public offering price per share of the Common Stock offered by the Company hereby; (ii) be exercisable for a period of four years commencing one year after the date of this Prospectus; and (iii) contain appropriate anti-dilution provisions. Such anti-dilution provisions include protection against dilution in both price and percentage of the Company (to the extent permitted by the rules and regulations of the NASD upon (a) any issuance of Common Stock, warrants or other securities convertible into Common Stock at a price below the then market value of the Common Stock during a period of five years from the date of this Prospectus; (b) any issuance of Common Stock, warrants or other securities convertible into Common Stock as a dividend; or (c) a subdivision or combination of the outstanding Common Stock, warrants or other securities convertible into Common Stock as the result of a merger, consolidation, spin-off or otherwise.

     During the four-year period commencing one year from the date of this Prospectus, the Company is required to use its best efforts to assist the holders of the Representative's Warrants and the underlying securities in publicly selling such Representative's Warrants and the underlying securities, when and if requested by the holders of a majority thereof. These best efforts include the preparation and filing of one or more registration statements during such four-year period at the demand of the holders of not less than a majority of the Representative's Warrants or underlying securities, and the maintenance of the effectiveness thereof for at least six months, the first of which such filings is at the Company's sole cost and expense, including, without limitation, blue sky fees and expenses and the fees and expenses (not to exceed $15,000) of one counsel to the holders of the Representative's Warrants or underlying securities, but not including any underwriting or selling commissions, discounts or other charges of any broker-dealer acting on behalf of such holders. In addition, for the period from the first through the seventh anniversary of the date of this Prospectus, the Company is required to notify all holders of the Representative's Warrants and underlying securities of the Company's intention to undertake another public offering of the Company's securities (whether by the Company or by any security holder of the Company). If requested by any holder of Representative's Warrants, the Company is required to include in such public offering any Representative's Warrants and underlying securities of such requesting holder at the Company's sole cost and expense (other than (i) fees and disbursements of counsel for any holder of Representative's Warrants and (ii) any applicable underwriting discounts or commissions, but including, without limitation, blue sky fees and expenses) and maintain the effectiveness of any registration statement relating to such public offering for at least six months after the date such registration statement is declared effective. The Representative's Warrants will not be transferable, saleable, assignable or hypothecatable for one year except that they may be assigned in whole or in part during such year to any NASD member participating in the Offering or any officer or representative of the Representative or any such NASD member.

     S-3. In addition to Kasower and MNI, all of the other persons referred to in the S-3 as 'Selling Stockholders' have agreed to the Company's withdrawal of the S-3.

     Other Lock-Up Arrangements. The Company and its Directors and executive officers have agreed not to make sales of Common Stock or certain related securities during the Lock-Up Period.

     New  Warrants. All of  the  warrants  to  be  issued  by  the  Company upon consummation of the Offering as consideration for certain of the lock-up arrangements described above, exercisable for an aggregate of 1,192,193 shares of Common Stock, will grant to the holders thereof the same registration rights as the underlying securities subject to the lock-up arrangement in respect of which such new warrants are being issued.

                                  UNDERWRITING

     The Underwriters named below for whom LT Lawrence & Co., Inc. is acting as the Representative have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                                     NUMBER
                                  UNDERWRITERS                                      OF SHARES
---------------------------------------------------------------------------------   ---------

LT Lawrence & Co., Inc. .........................................................

                                                                                    ---------
          Total..................................................................   1,500,000
                                                                                    ---------
                                                                                    ---------

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby through the Representative, if any are purchased.

     Through the Representative, the Underwriters have advised the Company and the Selling Stockholders that they propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow a concession of not more than $. per share to selected dealers; and the Underwriters may allow, and such dealers may
reallow, a concession  of not  more than $.         per share  to certain  other
dealers. After the consummation of the Offering, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company, the Selling Stockholders and the Over-Allotment Selling Stockholders have granted to the Underwriters options to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. The options are exercisable within 45 days from the date of this Prospectus at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent the Representative exercises the options, the Underwriters will be committed, subject to certain conditions, to purchase the additional shares. The Company has agreed with the Selling Stockholders and the Over-Allotment Selling Stockholders that the first 164,365 shares as to which the Underwriters' over-allotment options are exercised will be sold by such Selling Stockholders and Over-Allotment Selling Stockholders on a pro rata basis based on the relative amounts subject to sale by such persons as set forth under 'Principal and Selling Stockholders,' and any of the remaining 60,635 shares as to which the Underwriters' over-allotment options are exercised will be sold by the Company.

     See 'Shares Eligible for Future Sale' for a description of certain lock-up agreements.

     The Company, the Selling Stockholders and the Over-Allotment Selling Stockholders have agreed to indemnify the Underwriters against, or contribute to losses arising out of, certain liabilities, including liabilities arising under the Securities Act.

     The Representative was organized in February 1992 and was registered as a broker-dealer in 1994. Prior to this Offering, the Representative has participated as a sole or co-manager in four public offerings. See 'Risk Factors -- Lack of Underwriting History.'

     The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                               VALIDITY OF SHARES

     The validity of the securities offered hereby and certain other legal matters are being passed upon for the Company by Lionel Sawyer & Collins, Las Vegas, Nevada and Jones, Day, Reavis & Pogue, New York, New York and for the Underwriters by Rubin Baum Levin Constant & Friedman, New York, New York.

                                    EXPERTS

     The Company's consolidated balance sheet as of June 30, 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1996 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The balance sheet of SD&A as of December 31, 1994 and the statements of income, shareholder's equity and cash flows for the year ended December 31, 1994 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. Metro's balance sheet as of December 31, 1995 and the statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1995 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549 a Registration Statement on Form SB-2 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the securities offered hereby and to the Company, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in the Prospectus concerning the provisions of any document to which reference is made are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act, and accordingly, files, reports, proxy statements and other information are filed with the Commission. Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission, located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. In addition, the Commission maintains a website that contains reports, proxy statements and other information filed with the Commission. The address of such site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF ALL-COMM MEDIA CORPORATION
     Report of Independent Accountants.....................................................................    F-2
     Consolidated Balance Sheet
       June 30, 1996.......................................................................................    F-3
     Consolidated Statements of Operations
       Years Ended June 30, 1995 and 1996..................................................................    F-4
     Consolidated Statements of Stockholders' Equity
       Years Ended June 30, 1995 and 1996..................................................................    F-5
     Consolidated Statements of Cash Flows
       Years Ended June 30, 1995 and 1996..................................................................    F-6
     Notes to Consolidated Financial Statements............................................................    F-8

FINANCIAL STATEMENTS OF METRO SERVICES GROUP, INC.
     Report of Independent Accountants.....................................................................   F-20
     Balance Sheets
       December 31, 1995 and June 30, 1996 (unaudited).....................................................   F-21
     Statements of Operations
       Years Ended December 31, 1994 and 1995 and Six Months Ended June 30, 1995 (unaudited) and 1996
      (unaudited)..........................................................................................   F-22
     Statements of Shareholders' Equity (Deficit)
       Years Ended December 31, 1994 and 1995 and Six Months Ended June 30, 1996 (unaudited)...............   F-23
     Statements of Cash Flows
       Years Ended December 31, 1994 and 1995 and Six Months Ended June 30, 1995 (unaudited) and 1996
      (unaudited)..........................................................................................   F-24
     Notes to Financial Statements.........................................................................   F-25

SELECTED FINANCIAL STATEMENTS OF STEPHEN DUNN & ASSOCIATES, INC.
  Audited
     Report of Independent Accountants.....................................................................   F-28
     Balance Sheet
       December 31, 1994...................................................................................   F-29
     Statement of Operations
       Year Ended December 31, 1994........................................................................   F-30
     Statement of Shareholder's Equity
       Year Ended December 31, 1994........................................................................   F-31
     Statement of Cash Flows
       Year Ended December 31, 1994........................................................................   F-32
     Notes to Financial Statements.........................................................................   F-33
  Unaudited
     Balance Sheet
       March 31, 1995......................................................................................   F-37
     Statement of Operations
       Three Months Ended March 31, 1995...................................................................   F-38
     Statement of Shareholder's Equity
       Three Months Ended March 31, 1995...................................................................   F-39
     Statement of Cash Flows
       Three Months Ended March 31, 1995...................................................................   F-40
     Notes to Interim Financial Statements.................................................................   F-41

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Stockholders of
ALL-COMM MEDIA CORPORATION

     We have audited the consolidated balance sheet of All-Comm Media Corporation and Subsidiaries as of June 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1996. These financial statements are the responsibility of All-Comm Media Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of All-Comm Media Corporation and Subsidiaries as of June 30, 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND L.L.P.

Los Angeles, California
September 19, 1996

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996

                                              ASSETS
Current assets:
     Cash and cash equivalents.....................................................................   $ 1,393,044
     Accounts receivable, net of allowance for doubtful accounts of $34,906........................     2,681,748
     Land held for sale at cost....................................................................       921,465
     Other current assets..........................................................................       107,658
                                                                                                      -----------
          Total current assets.....................................................................     5,103,915
Property and equipment at cost, net................................................................       299,045
Intangible assets at cost, net.....................................................................     7,851,060
Other assets.......................................................................................        47,046
                                                                                                      -----------
          Total assets.............................................................................   $13,301,066
                                                                                                      -----------
                                                                                                      -----------

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term borrowings.........................................................................   $   500,000
     Trade accounts payable........................................................................       470,706
     Accrued salaries and wages....................................................................       706,039
     Other accrued expenses........................................................................       758,112
     Income taxes payable..........................................................................        10,000
     Long-term obligations to related party, current portion.......................................       583,333
     Related party payable.........................................................................       425,000
                                                                                                      -----------
          Total current liabilities................................................................     3,453,190
Long-term obligations to related party less current portion........................................     1,516,667
Other liabilities..................................................................................        80,315
                                                                                                      -----------
          Total liabilities........................................................................     5,050,172
                                                                                                      -----------
Commitments and contingencies
Stockholders' equity:
     Convertible Preferred Stock, $.01 par value; 50,000 shares authorized consisting of: 6,200 shares of Series B Convertible Preferred Stock issued and outstanding; 2,000 shares of Series
      C Convertible Preferred Stock issued and outstanding.........................................            82
     Common stock -- authorized 6,250,000 shares of $.01 par value at June 30, 1996, increased in
      August 1996 to 36,250,000; 3,198,534 shares issued...........................................        31,985
     Additional paid-in capital....................................................................    14,462,306
     Accumulated deficit...........................................................................    (6,108,010)
     Less 11,800 shares of common stock in treasury, at cost.......................................      (135,469)
                                                                                                      -----------
          Total stockholders' equity...............................................................     8,250,894
                                                                                                      -----------
               Total liabilities and stockholders' equity..........................................   $13,301,066
                                                                                                      -----------
                                                                                                      -----------

                See Notes to Consolidated Financial Statements.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       YEARS ENDED JUNE 30, 1995 AND 1996

                                                                                         1995           1996
                                                                                      -----------    -----------

Revenues...........................................................................   $ 3,630,828    $15,889,210
                                                                                      -----------    -----------
Operating costs and expenses:
     Salaries and benefits.........................................................     3,139,232     12,712,150
     Direct costs..................................................................       102,052        807,057
     Selling, general and administrative...........................................     1,121,023      1,843,236
     Professional fees.............................................................       459,344        625,667
     Amortization of intangible assets.............................................        65,101        361,537
                                                                                      -----------    -----------
          Total operating costs and expenses.......................................     4,886,752     16,349,647
                                                                                      -----------    -----------
          Loss from operations.....................................................    (1,255,924)      (460,437)
                                                                                      -----------    -----------
Other income (expense):
     Gain from sales of securities.................................................     1,579,539             --
     Loan commitment fee...........................................................      (300,000)            --
     Interest income...............................................................        13,679         12,276
     Interest expense..............................................................       (94,200)      (487,638)
     Other, net....................................................................         1,047             --
                                                                                      -----------    -----------
          Total....................................................................     1,200,065       (475,362)
                                                                                      -----------    -----------
     Loss from continuing operations before income taxes...........................       (55,859)      (935,799)
     Provision for income taxes....................................................       (75,000)      (141,084)
                                                                                      -----------    -----------
Loss from continuing operations before discontinued operations.....................      (130,859)    (1,076,883)
Gain on sale of discontinued operations............................................       322,387             --
Loss from discontinued operations..................................................       (81,131)            --
                                                                                      -----------    -----------
          Net income (loss)........................................................   $   110,397    $(1,076,883)
                                                                                      -----------    -----------
                                                                                      -----------    -----------
          Net income (loss) attributable to common stockholders....................   $   110,397    $(1,094,373)
                                                                                      -----------    -----------
                                                                                      -----------    -----------
Income (loss) per common share:
     From continuing operations....................................................   $      (.07)   $      (.36)
     From discontinued operations..................................................   $       .13             --
                                                                                      -----------    -----------
Net income (loss) per common share.................................................   $       .06    $      (.36)
                                                                                      -----------    -----------
                                                                                      -----------    -----------

Weighted average common and common equivalent shares outstanding...................     1,807,540      3,068,278
                                                                                      -----------    -----------
                                                                                      -----------    -----------

Primary and fully diluted income (loss) per common share are the same in fiscal years 1995 and 1996.

                See Notes to Consolidated Financial Statements.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 1995 AND 1996

                                                                                                NET
                                                                                            UNREALIZED
                                            CONVERTIBLE                                       GAIN ON                 TREASURY
                                          PREFERRED STOCK     COMMON STOCK     ADDITIONAL   AVAILABLE-                STOCK
                                          ---------------  ------------------    PAID-IN     FOR-SALE    ACCUMULATED  -------
                                          SHARES   AMOUNT   SHARES    AMOUNT     CAPITAL    INVESTMENTS    DEFICIT    SHARES
                                          -------  ------  ---------  -------  -----------  -----------  -----------  -------

Balance June 30, 1994                                      1,436,833  $14,368  $ 5,928,542               $(5,141,524) (11,800)
Effect of change in accounting
  principle..............................                                                   $ 1,579,539
Change in net unrealized gain on
  available-for-sale investments.........                                                    (1,579,539)
Issuance of restricted shares for
  litigation settlement..................                     37,500      375      149,625
Issuance of restricted shares for merger
  with Alliance Media Corporation........                  1,025,000   10,250    2,734,750
Issuance of restricted shares as finder's
  fees...................................                     42,500      425      138,325
Private placement of shares -- cash......                    413,759    4,138    1,014,537
Shares issued upon exercise of stock
  options and warrants...................                     72,500      725      207,193
Discounts granted on exercise of
  options................................                                          127,875
Net income...............................                                                                   110,397
                                                           ---------  -------  -----------  -----------  -----------  -------

Balance June 30, 1995....................                  3,028,092   30,281   10,300,847      --       (5,031,127)  (11,800)
Issuance of common shares as compensation
  to employees, directors and
  consultants............................                     95,442      954      218,974
Sale of shares (including 12,500 to
  related parties).......................                     75,000      750      119,250
Sale of Series A Convertible Preferred
  Stock..................................  10,000  $ 100                           686,669
Sale of Series B Convertible Preferred
  Stock..................................   6,200     62                         1,044,682
Sale of Series C Convertible Preferred
  Stock..................................   2,000     20                           166,626
Repurchase of Series A Convertible
  Preferred Stock........................ (10,000)  (100)                         (812,400)
Warrants issued with Series B and Series
  C Convertible Preferred Stock..........                                        2,672,522
Warrants issued to consultants...........                                           82,626
Accrued dividends on Series B and Series
  C Convertible Preferred Stock..........                                          (17,490)
Net loss.................................                                                                 (1,076,883)
                                          -------  ------  ---------  -------  -----------  -----------  -----------  -------
Balance June 30, 1996....................   8,200  $  82   3,198,534  $31,985  $14,462,306  $   --       $(6,108,010) (11,800)
                                          -------  ------  ---------  -------  -----------  -----------  -----------  -------
                                          -------  ------  ---------  -------  -----------  -----------  -----------  -------


                                         TREASURY STOCK
                                         --------------
                                            AMOUNT      TOTALS
                                           ---------  -----------
Balance June 30, 1994                      $(135,469) $   665,917
Effect of change in accounting
  principle..............................               1,579,539
Change in net unrealized gain on
  available-for-sale investments.........              (1,579,539)
Issuance of restricted shares for
  litigation settlement..................                 150,000
Issuance of restricted shares for merger
  with Alliance Media Corporation........               2,745,000
Issuance of restricted shares as finder's
  fees...................................                 138,750
Private placement of shares -- cash......               1,018,675
Shares issued upon exercise of stock
  options and warrants...................                 207,918
Discounts granted on exercise of
  options................................                 127,875
Net income...............................                 110,397
                                           ---------  -----------
Balance June 30, 1995....................   (135,469)   5,164,532
Issuance of common shares as compensation
  to employees, directors and
  consultants............................                 219,928
Sale of shares (including 12,500 to
  related parties).......................                 120,000
Sale of Series A Convertible Preferred
  Stock..................................                 686,769
Sale of Series B Convertible Preferred
  Stock..................................               1,044,744
Sale of Series C Convertible Preferred
  Stock..................................                 166,646
Repurchase of Series A Convertible
  Preferred Stock........................                (812,500)
Warrants issued with Series B and Series
  C Convertible Preferred Stock..........               2,672,522
Warrants issued to consultants...........                  82,626
Accrued dividends on Series B and Series
  C Convertible Preferred Stock..........                 (17,490)
Net loss.................................              (1,076,883)
                                           ---------  -----------
Balance June 30, 1996....................  $(135,469) $ 8,250,894
                                           ---------  -----------
                                           ---------  -----------

                See Notes to Consolidated Financial Statements.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       YEARS ENDED JUNE 30, 1995 AND 1996

                                                                                                        1995          1996
                                                                                                     -----------   -----------
Operating activities:
     Net income (loss).............................................................................  $   110,397   $(1,076,883)
     Adjustments to reconcile loss to net cash used in operating activities:
          Gains from sales of securities...........................................................   (1,579,539)      --
          Gain on sale of discontinued operations..................................................     (322,387)      --
          Depreciation.............................................................................       52,348       139,881
          Amortization.............................................................................       65,101       361,537
          Loss on disposal of assets...............................................................       30,319       --
          Discount on exercise of options..........................................................      127,875       --
          Stock issuances to employees, directors and consultants..................................      --            193,677
          Warrant issuances to consultants.........................................................      --             82,626
     Changes in assets and liabilities net of effects from acquisition:
          Accounts receivable......................................................................     (377,631)     (613,771)
          Other current assets.....................................................................      (16,844)       38,710
          Other assets.............................................................................       20,519        (8,346)
          Trade accounts payable...................................................................     (147,360)      105,068
          Accrued expenses and other current liabilities...........................................        6,757       (21,674)
          Income taxes payable.....................................................................       55,000       (84,565)
          Discontinued operations, net.............................................................     (152,662)      --
                                                                                                     -----------   -----------
          Net cash used in operating activities....................................................   (2,128,107)     (883,740)
                                                                                                     -----------   -----------
Investing activities:
     Proceeds from sales of investments in securities..............................................    2,682,811       --
     Purchase of investment in securities..........................................................   (1,063,272)      --
     Proceeds from sale of discontinued operations.................................................      800,000       --
     Proceeds from sales of fixed assets...........................................................       11,000       --
     Acquisition of Alliance Media Corporation, net of cash acquired of $567,269...................      259,088       --
     Payments relating to acquisition of Alliance and SD&A.........................................      --           (477,704)
     Purchase of property and equipment............................................................      (43,905)      (94,772)
     Land development costs........................................................................      (10,526)      --
                                                                                                     -----------   -----------
          Net cash provided by (used in) investing activities......................................    2,635,196      (572,476)
                                                                                                     -----------   -----------
Financing activities:
     Repurchase of Series A Convertible Preferred Stock............................................      --           (812,500)
     Proceeds from issuances of common stock.......................................................    1,226,593       120,000
     Proceeds from issuances of Series B and Series C Convertible Preferred Stock and warrants.....      --          4,570,682
     Proceeds from land option.....................................................................      --            150,000
     Proceeds from bank loans......................................................................      --            500,000
     Repayments of bank loans......................................................................     (513,059)      (49,694)
     Proceeds from note payable other..............................................................    1,000,000       --
     Repayments of note payable other..............................................................   (1,072,000)      (72,000)
     Related party repayment.......................................................................     (350,000)   (2,775,000)
                                                                                                     -----------   -----------
     Net cash provided by financing activities.....................................................      291,534     1,631,488
                                                                                                     -----------   -----------
Net increase in cash and cash equivalents..........................................................      798,623       175,272
     Cash and cash equivalents at beginning of year................................................      419,149     1,217,772
                                                                                                     -----------   -----------
Cash and cash equivalents at end of year...........................................................  $ 1,217,772   $ 1,393,044
                                                                                                     -----------   -----------
                                                                                                     -----------   -----------
Supplemental disclosures of cash flow data:
     Cash paid during the year for:
          Interest.................................................................................  $    60,422   $   455,276
          Financing charge.........................................................................  $   300,000       --
          Income taxes.............................................................................  $    15,000   $   155,025

                See Notes to Consolidated Financial Statements.

Supplemental Schedule of Non-cash Investing and Financing Activities:

          In fiscal 1995, the Company purchased all of the capital stock of Alliance Media Corporation for 1,025,000 shares of common stock valued at $2,745,000. Additionally, 37,500 shares of common stock valued at $100,000 were issued as a finder's fee. Other direct costs of the acquisition totaled approximately $500,000. In conjunction with the acquisition, net assets acquired and liabilities assumed, less payments prior to year end, were:

Working capital, other than cash...............................................   $   601,729
Property and equipment.........................................................      (326,320)
Costs in excess of net assets of companies acquired............................    (7,337,870)
Other assets...................................................................       (23,451)
Long-term debt.................................................................     4,500,000
Common stock issued............................................................     2,845,000
                                                                                  -----------
                                                                                  $   259,088
                                                                                  -----------
                                                                                  -----------

          Five thousand shares of common stock valued at $38,750 were issued as a commission on the sale of Sports-Tech International, Inc. during 1995.

          The Company issued 37,500 shares of common stock valued at $150,000 in fiscal 1995 in settlement of a 1994 liability for early termination of a consulting agreement.

          In October, 1995, in accordance with the acquisition agreement between Alliance Media Corporation and the former owner of SD&A, the purchase price was increased by $85,699.

          In October, 1995, the Company issued 6,250 shares of common stock in settlement of a liability of $26,250.

          In November, 1995, a special county bond measure, with principal totaling $154,814, was assessed on the Company's land and was recorded as a land improvement, offset by a liability in accrued other expenses.

          In April, 1996, the Company issued 89,192 shares of common stock in settlement of liabilities to employees, directors and consultants of $193,678.

          During the year ended June 30, 1996, the Company issued warrants to consultants valued at $82,626.

          Accrued and unpaid dividends on shares of Convertible Preferred Stock during fiscal 1996 totaled $17,490.

          On June 30, 1996, intangible assets were increased by $425,000 for accrued restricted common stock payable to the former owner of SD&A as an additional payment resulting from achievement of defined results of operations. See Note 3.

                See Notes to Consolidated Financial Statements.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     All-Comm   Media  Corporation   (the  'Company')  was   formerly  known  as
Sports-Tech, Inc. The name change was approved at a Special Meeting of Stockholders held on August 22, 1995. On April 25, 1995, the Company, through a wholly-owned subsidiary, was merged with Alliance Media Corporation ('Alliance') and its wholly-owned subsidiary, Stephen Dunn & Associates, Inc. ('SD&A'). The shareholders of Alliance received 1,025,000 shares of the Company's common stock, par value $.01 per share ('Common Stock'). Upon consummation of the merger, the members of the board of directors of the Company ('Directors') resigned and a new board was appointed. Through SD&A, the Company currently operates in one industry segment, providing telemarketing and telefundraising to not-for-profit arts and other organizations principally in the United States. The Company's mission is to create a growth-oriented direct marketing and media services company through acquisitions and internal growth. The Company also owned approximately seven acres of undeveloped land in Laughlin, Nevada, which was sold on August 16, 1996.

     Prior to the merger with Alliance, the Company's principal activities were the investigation of non-gaming acquisitions. In fiscal 1992, the Company acquired a 100% interest in Sports-Tech International, Inc. ('STI'), and in fiscal 1993 acquired 100% of the assets and certain liabilities of High School Gridiron Report ('HSGR'). STI was engaged in the development, acquisition, integration and sale of advanced computer software, computer equipment and computer aided video systems used by sports programs at the professional, collegiate and high school levels. HSGR provided academic and video data to aid in pre-qualifying high school athletes to colleges and universities. In fiscal 1995, the Company discontinued the operations of STI and HSGR.

     The Company believes that funds available from operations and from the August, 1996 sale of the Laughlin, Nevada land will be adequate to finance its current operations and meet interest and debt obligations in its fiscal year ending June 30, 1997. Thereafter, and in conjunction with the Company's acquisition and growth strategy, additional financing may be required to meet potential acquisition payment requirements. The Company believes that it has the ability to raise funds through private placements or public offerings of debt and/or equity securities to meet these requirements. There can be no assurance, however, that such capital will be required or available at terms acceptable to the Company, if at all.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, All-Comm Holdings, Inc. (formerly Bullhead Casino Corporation), All-Comm Acquisition Corporation (formerly BH Acquisitions, Inc.), STI (sold during fiscal year 1995), HSGR (dissolved during fiscal year
1996),  Alliance, SD&A  and BRST  Mining Company  (dissolved during  fiscal year
1996). STI and HSGR are presented as discontinued operations in the consolidated financial statements. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions made in the preparation of the consolidated financial statements relate to the assessment of the carrying value of assets and liabilities. Actual results could differ from those estimates.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Cash and Cash Equivalents/Statement of Cash Flows

     Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale Investments

     Pursuant to SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities,' the Company's marketable equity securities are accounted for at market value (Note 15). The fair market value of short- and long-term investments is determined based on quoted market prices for those investments.

Land Held for Sale

     The cost of acquiring, improving and planning the development of land was capitalized. Costs related to development were written off when such plans were abandoned. Interest cost was capitalized in periods in which activities specifically related to the development of the land took place. The land was valued at lower of cost or market. The land was sold on August 16, 1996. See
Note 6.

Property and Equipment

     Property and equipment is recorded at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation and amortization of property and equipment sold or retired are removed from the accounts and resulting gains or losses are included in current operations. Depreciation and amortization are provided on a straight-line basis over the useful lives of the assets involved, limited as to leasehold improvements by the term of the lease, as follows:

Equipment.....................................  5 years
Furniture and fixtures........................  2 to 7 years
Computer equipment and software...............  3 to 5 years
Leasehold improvements........................  over the useful life of the assets or term of the lease, whichever is shorter

Intangible Assets

     Excess of cost over net assets acquired in connection with the Alliance and SD&A acquisitions are being amortized over the period of expected benefit of 40 years. Covenants not to compete are stated at cost and are amortized over the period of expected benefit of five years. For each of its investments, the Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected future cash flows indicate that unamortized goodwill will not be recovered, an adjustment will be made to reduce the net goodwill to an amount consistent with projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Revenue Recognition

     Revenues represent fees earned by SD&A which are recorded when pledged cash is received for on-site campaigns and when services are provided for off-site campaigns.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Income taxes

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates and laws applicable to the years in which the differences are expected to reverse. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

Earnings (Loss) Per Share

     Primary earnings (loss) per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed based on the weighted average number of common shares outstanding and common share equivalents attributable to the effects, if dilutive, of the assumed exercise of outstanding stock options and warrants, and the conversion of all Convertible Preferred Stock.

Reclassifications

     Certain prior year items have been reclassified to conform with current year presentation. Certain amounts have been reclassified to conform with industry standards.

3. ACQUISITION OF ALLIANCE AND SD&A

     On April 25, 1995, the Company, through a statutory merger, acquired all of the outstanding common shares of Alliance. The purchase price was approximately $2,745,000, consisting of issuance of 1,025,000 shares of restricted Common Stock to former stockholders of Alliance valued at $2.68 per share. These shares have registration rights as of December 1, 1995. Direct costs of the acquisition approximated $500,000. Pursuant to the terms of the merger agreement, upon consummation of the merger the then current Directors resigned, and a new board consisting of six persons designated by Alliance was appointed.

     The assets of Alliance acquired by the Company consisted primarily of: (i) all the issued and outstanding stock of SD&A, which Alliance had acquired simultaneously with the merger; (ii) a five year covenant not to compete with the former owner of SD&A; and (iii) the cash proceeds of $1,509,750 (net of certain payments, including the payment of $1.5 million made pursuant to the acquisition of SD&A) of a private placement of equity securities of Alliance, which securities, upon consummation of the merger, were converted into Common Stock. The purchase price of SD&A paid by Alliance was $1.5 million in cash, plus $4.5 million in long-term obligations yielding prime rate, payable over four years. Additional contingent payments of up to $850,000 per year over the period ending June 30, 1998 may be required based on the achievement of defined results of operations of SD&A after its acquisition. At the Company's option, up to one half of the additional contingent payments may be made with restricted Common Stock. These additional shares have demand registration rights commencing in September 1997. Alliance and SD&A entered into an operating covenant agreement relating to the operations of SD&A and Alliance pledged all of the common shares of SD&A acquired to collateralize its obligations under that agreement.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     These acquisition terms were revised pursuant to the Company private placement financing which occurred on June 7, 1996 (see 'Stockholders' Equity -- Preferred Stock') whereby the long-term obligations were revised and approximately $2.0 million was paid in June, 1996. The balance of $2.1 million is payable in 36 monthly principal payments of $58,333, plus interest at 8%, starting September 19, 1996.

     The assets of SD&A acquired by Alliance (and therefore by the Company upon consummation of the merger) consisted primarily of cash and cash equivalents, accounts receivable and furniture, fixtures and equipment.

     These acquisitions were accounted for using the purchase method. The purchase price was allocated to assets acquired based on their estimated fair value. This treatment initially resulted in approximately $6.3 million of costs in excess of net assets required, after recording a covenant not to compete of approximately $1.0 million. The excess was increased by $850,000 on June 30, 1996, due to achievement of defined results of operations of SD&A for the year ended June 30, 1996. Such excess, which may increase for any further contingent payments, is being amortized over the remainder of the expected period of benefit of 40 years.

     The operating results of these acquisitions are included in the consolidated results of operations from the date of acquisition. The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Alliance and SD&A had been acquired as of the beginning of the period presented, after including the impact of certain adjustments, such as: amortization of intangibles, increased interest on the acquisition debt, and adjustment of officer salary for new contract.

                                                                           1995
                                                                        -----------
                                                                        (UNAUDITED)

Revenues.............................................................   $15,013,000
Income (loss) from continuing operations.............................      (113,911)
Income (loss) from continuing operations per common share............        $(.04)

     The unaudited pro forma information is provided for informational purposes only. It is based on historical information and is not necessarily indicative of the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entities.

4. DISCONTINUED OPERATIONS

     On December 7, 1994, the Company entered into a definitive agreement for the sale of the Company's subsidiary, STI. The proposed purchase price for STI's operations was $1,100,000 of which $300,000 was paid as of the agreement date.

     By mutual agreement, the closing date was accelerated to March 8, 1995, and the purchase price reduced to $800,000, a reduction of $300,000 on the original sales price, out of which $80,000 was paid as a commission to STI's former president. The former president of STI also received $38,750 in Common Stock and warrants to purchase 2,500 shares of Common Stock at $8.00 per share in connection with such transaction. The Company realized a gain on the sale of $322,387. No tax is allocable to this gain due to net operating loss carryforwards.

     Concurrent with the closing of the sale of STI, all operations of HSGR ceased and all unrecoverable assets were written off, which amounted to approximately $22,000. Accordingly, STI and HSGR are reported as discontinued operations at June 30, 1995, and the consolidated financial statements have been reclassified to report separately the net assets, operating results, gain on disposition and cash flows of these operations.

     Revenues of these discontinued operations for fiscal 1995 were $1,147,829.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. PROPERTY AND EQUIPMENT

     Property and equipment of continuing operations at June 30, 1996 consisted of the following:

Office furnishings and equipment........................................   $302,607
Leasehold improvements..................................................    169,771
                                                                           --------
                                                                            472,378
Less accumulated depreciation and amortization..........................   (173,333)
                                                                           --------
                                                                           $299,045
                                                                           --------
                                                                           --------

6. LAND HELD FOR SALE

     The Company, through its wholly-owned subsidiary, All-Comm Holdings, Inc., owned approximately seven acres of undeveloped land in Laughlin, Nevada, which had a carrying value of $921,465 as of June 30, 1996. During fiscal 1996, a bond measure was passed by Clark County, Nevada authorities, resulting in a special assessment to fund improvements which would benefit the land. The principal balance assessed to the Company totaled $154,814 plus interest at 6.4% and was payable in semi-annual installments over twenty years. The principal was capitalized by the Company in fiscal 1996. On August 16, 1996, the land was sold to, and liability assumed by, an unaffiliated third party, by auction, for $952,000 in cash, resulting in a net gain of approximately $114,000.

7. INTANGIBLE ASSETS

     Intangible assets at June 30, 1996, consisted of the following:

Covenant not to compete...............................................   $1,000,000
Goodwill..............................................................    7,277,698
                                                                         ----------
                                                                          8,277,698
Less accumulated amortization.........................................     (426,638)
                                                                         ----------
                                                                         $7,851,060
                                                                         ----------
                                                                         ----------

     Intangible assets increased during fiscal 1996 principally due to recording of a contingent payment of $850,000 due to the former owner of SD&A subsequent to the achievement of defined results of operations of SD&A during the year ended June 30, 1996.

8. SHORT-TERM BORROWINGS AND NOTE PAYABLE TO BANK

     During  fiscal  1996,  SD&A's  $350,000  line of  credit  from  a  bank was increased to $500,000 and was fully used at June 30, 1996. The line bears interest at prime plus 1/2% (8.75% at June 30, 1996), is collateralized by substantially all of SD&A's assets and is personally guaranteed by SD&A's president. The line of credit also contains certain financial covenants, including current ratio, working capital, debt and net worth, capital expenditure, and cash flow requirements.

     At June 30, 1995, SD&A had a note payable outstanding totaling $49,694, which bore interest at the bank's prime rate plus 1.75%. The note payable required monthly principal repayments of $6,529 plus interest and was paid in full during 1996.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. OTHER ACCRUED EXPENSES

     Accrued expenses at June 30, 1996 consisted of the following:

Accrued professional fees...............................................   $290,897
Other...................................................................    467,215
                                                                           --------
     Total..............................................................   $758,112
                                                                           --------
                                                                           --------

10. LONG-TERM OBLIGATIONS TO RELATED PARTY

     In connection with the acquisition of SD&A on April 25, 1995, Alliance issued promissory notes totaling $4,500,000 to SD&A's current president and former sole shareholder. The notes bore interest at prime rate, not to exceed 10% or drop below 8%, and were payable monthly. Principal payments were due quarterly, and originally $1,500,000 was due in quarterly installments during fiscal 1996. All the outstanding common shares of SD&A were initially pledged to collateralize these notes but were released in June 1996. In connection with these notes, an operating covenant agreement included, among other things, provisions requiring that SD&A have a minimum level of working capital and cash levels, subject to periodic increases based on sales, before dividend payments could be made to the parent company. In June 1996 the operating covenant agreement was terminated.

     During 1996 the July 1, 1996 principal payment of $375,000 was made and the long-term obligations were restructured to defer principal payments due October 1, 1995, January 1, 1996 and April 1, 1996, until June 1996. In June, 1996, principal payments of $2,025,000 were made and the remaining obligations of $2,100,000 are now payable at $58,333 per month, plus interest at 8%, starting September 19, 1996.

11. EMPLOYMENT CONTRACTS

     Subject to execution of definitive agreements, the Company has entered into three-year employment arrangements with current officers of the Company. The arrangements provide for annual base salaries, base increases, cash and option bonuses which are payable if specified management goals are achieved, and certain termination benefits. The aggregate liability in the event of termination by the Company without cause or by the executives for 'good cause' as defined in such employment agreements of these employees is approximately $1,000,000 based on current salary levels.

     The Company also had employment contracts with certain members of the prior management of the Company. In fiscal 1995 severance payments totaling approximately $60,000 were fully paid under the contracts. A contract with a prior key member of management also required the issuance of 25,000 shares of Common Stock in exchange for a $200,000 non-recourse promissory note receivable. The note receivable was due on November 1, 1994, along with accrued interest at 10.5% per annum. In fiscal 1994, the Company's Directors approved discounting the interest receivable and note receivable by one third. The discount of the interest receivable of $29,166 was charged against operations and the $66,667 discount of the note receivable was charged to additional paid in capital.

12. COMMITMENTS AND CONTINGENCIES

Leases

     SD&A leases its corporate business premises from its former owner, who is a current stockholder and officer of the Company. The lease requires monthly rental payments of $11,805 through January 1, 1999, with an option to renew. SD&A incurs all costs of insurance, maintenance and utilities. Also, the Company leases its corporate office space, copier, phones and automobiles under long-term leases.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum rental commitments under all non-cancelable leases, as of fiscal years ending June 30, are as follows:

1997........................................................   $  324,978
1998........................................................      310,968
1999........................................................      199,609
2000........................................................      130,858
2001........................................................      130,858
                                                               ----------
                                                               $1,097,271
                                                               ----------
                                                               ----------

     Rent expense for continuing operations was approximately $89,000 and $297,000 for fiscal years 1995 and 1996, respectively. Total rent paid by SD&A to its former owner from the date of acquisition to June 30, 1995 and during 1996 was approximately $26,000 and $138,000, respectively.

Litigation

     Pursuant to a Settlement and Release Agreement dated June 17, 1994 with Membership Development, Inc. ('MDI'), a non-affiliated direct marketing company that was providing marketing services to STI, in fiscal 1994 the Company issued 25,000 shares of STI stock valued at $250,000, executed an unsecured non-interest bearing promissory note for $144,000 and in fiscal 1995 issued an additional 37,500 shares of stock valued at $150,000. In May 1995, MDI exercised its right to require the Company to file a registration statement registering these securities for sale. A registration statement was filed but has not yet been declared effective. The entire $544,000 of consideration was expensed in fiscal 1994 in discontinued operations.

     The Company is party to various routine legal proceedings incidental to its business. The outcomes of these legal proceedings are not expected to have a material adverse effect on the financial condition or operation of the Company based on the Company's current understanding of the relevant facts and law.

13. STOCKHOLDERS' EQUITY

Preferred Stock

     On May 9, 1996, the Company completed the private placement with an institutional investor of 10,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the 'Series A Preferred Stock') for $750,000, $687,000 net after offering costs. The Series A Preferred Stock was convertible into shares of Common Stock at the lesser of the price paid divided by $2.50, or 80% of the average closing bid price of the Common Stock for the five trading days immediately prior to the conversion date, and was subject to certain restrictions.

     On June 7, 1996, the Company completed the private placements with accredited investors of 6,200 shares of Series B Convertible Preferred Stock, par value $.01 per share (the 'Series B Preferred Stock') for $3,100,000. In addition, the Company issued warrants in connection with the issuance of the Series B Preferred Stock for 3,100,000 shares of Common Stock exercisable for three years at $2.50 per share. The Series B Preferred Stock is preferred as to the Company's assets over the Common Stock in the event of liquidation, dissolution or winding-up of the Company, prior to distribution of assets to the Company's common stockholders. The holders of the Series B Preferred Stock are entitled to their original investment, plus accrued, unpaid dividends or, if unavailable, a ratable distribution of existing assets. The holders of Series B Preferred Stock are entitled to receive a dividend payable only on redemption or credited against conversion, which shall accrue at the rate of 6% per annum. The holders of the Series B Preferred Stock have the right, at any time prior to the second anniversary of the date of issuance, to convert, first, the outstanding accrued dividends, and then the Series B Preferred Stock, in

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

whole or in part, into a number of shares of the Common Stock equal to the amount of dividends and redemption value converted divided by the conversion price for the Series B Preferred Stock. The conversion price for the Series B Preferred Stock means a price per share equal to the lessor of (i) $1.25 and
(ii) 80% of the average of the closing bid price of the Common Stock during the five trading days prior to such conversion. If not theretofore converted, the Series B Preferred Stock is automatically deemed converted at such price on the second anniversary of the date of issuance, unless (i) the Common Stock is not then trading on NASDAQ or another U.S. securities exchange or (ii) the Company has not theretofore had declared effective a registration statement with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock or the exercise of such warrants. See 'Shares Eligible for Future Sale -- Registration Rights -- Holders of Series Preferred Stock.' In such event, the Company is required to redeem the Series B Preferred Stock at a redemption price payable in cash equal to $5.00 per share plus all accrued and unpaid dividends thereon.

     On June 7, 1996, the Company completed the private placements with accredited investors of $1,000,000 of convertible notes and warrants for 3,000,000 shares of Common Stock. Subsequent to year end, the notes and warrants were rescinded retroactive to June 7, 1996 and replaced with 2,000 shares of Series C Convertible Preferred Stock, par value $.01 per share (the 'Series C Preferred Stock') for $1,000,000. In addition, the Company issued warrants in connection with the issuance of the Series C Preferred Stock for 3,000,000 shares of Common Stock exercisable at $3.00 per share for three years. The Series C Preferred Stock is preferred as to the Company's assets over the Common Stock in the event of liquidation, dissolution or winding-up of the Company, prior to distribution of assets to the Company's common stockholders. The holders of the Series C Preferred Stock are entitled to their original investment, plus accrued unpaid dividends or, if unavailable, a ratable distribution of existing assets. The holders of the Series C Preferred Stock are entitled to receive a dividend payable only on redemption or credited against conversion, which shall accrue at the rate of 8% per annum. The holders of the Series C Preferred Stock have the right, at any time prior to June 7, 1998, to convert, first, the outstanding accrued dividends, and then the Series C Preferred Stock, in whole or in part, into a number of shares of Common Stock equal to the amount of dividends and redemption value converted divided by a conversion price equal to $6.00 per share. If not theretofore converted, the Series C Preferred Stock is automatically deemed converted at such price on June 7, 1998, unless (i) the Common Stock is not then listed on NASDAQ (or another U.S. securities exchange) or (ii) the Company has not theretofore had declared effective a registration statement with respect to the Common Stock issuable upon conversion of the Series C Preferred Stock or the exercise of such warrants. See 'Shares Eligible for Future Sale -- Registration Rights -- Holders of Series C Preferred Stock.' In such event, the Company is required to redeem the Series C Preferred Stock at a redemption price payable in cash equal to $5.00 per share plus all accrued and unpaid dividends thereon. In addition, if the Company has not had declared effective by October 7, 1996 such registration statement, the dividend rate is increased to 24% per annum and at the option of the holders of the Series Preferred Stock, the Series C Preferred Stock shall not be redeemable by the Company, and shall remain convertible and accrue dividends, until the earlier of (x) the date designated by such holders and (y) the date 180 days after such registration statement is declared effective.

     The Company allocated the net proceeds received on the sales of each series of preferred shares and warrants based on the relative fair values of the securities at the time of issuance.

     In connection with the June 7, 1996 transactions, the Company reacquired the 10,000 shares of Series A Preferred Stock for $800,000 plus fees of $12,500.

Common Stock

     The Directors approved a one-for-four reverse stock split of the Company's authorized and issued Common Stock, effective August 22, 1995. The Directors also approved reducing the number of authorized shares of Common Stock to 6,250,000 with a par value of $.01 per share, from the 25,000,000

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

shares of Common Stock previously authorized. Accordingly, all share and per share data, as appropriate, reflect the effect of the reverse split.

     Effective August 1996, the number of authorized shares of Common Stock was increased from 6,250,000 to 36,250,000.

     During 1996, the Company issued 95,442 shares of restricted Common Stock as compensation to various employees, Directors and consultants.

     In March 1996, the Company sold 75,000 shares of restricted Common Stock for $120,000 to four individuals, including 12,500 shares to related parties.

     In May 1995, the Company completed a private placement of 413,759 shares of restricted Common Stock, at $2.68 per share. These shares have registration rights as of December 1, 1995. Net proceeds from this offering totaled $1,018,675.

     As discussed in Note 3, in connection with the acquisition of Alliance and SD&A, the Company issued 1,025,000 restricted shares of Common Stock to the former shareholders of Alliance. These shares have registration rights. Also in connection with the acquisition, the Company issued 37,500 restricted shares of Common Stock valued at $100,000 and warrants to purchase 43,077 shares of Common Stock at exercise prices ranging from $6.00 to $8.00 per share to investment banking firms, a shareholder, a director and a law firm which represented the Company. These warrants expire between April 25, 1998 and April 25, 2000.

     In connection with the sale of STI, the Company approved the issuance to its former president of 5,000 restricted shares of Common Stock valued at $38,750 and warrants to purchase 2,500 shares of Common Stock at an exercise price of $8.00 per share through April 25, 1995.

     On July 26, 1991, the Company sold warrants to purchase up to 62,500 shares of Common Stock to a private investor for $250 in cash, exercisable at $6.00 per share through July 31, 1996. This investor was subsequently elected to the Company's board of directors. On January 31, 1994, this Director exercised warrants to purchase 25,000 shares of Common Stock at $4.00 per share (which had previously been reduced by the Directors from $6.00 to $4.00) by paying $100,000 to the Company. On June 9, 1994, this Director sold, in a private transaction, 18,750 of these warrants to another stockholder of the Company. In May, 1995, the Directors approved the temporary reduction of the exercise price of these warrants from $6.00 to $2.68 and, on May 31, 1995, these 37,500 warrants were exercised for $100,500 in cash payments.

     As of June 30, 1996, the Company has the following outstanding warrants to purchase 6,370,577 shares of Common Stock:

                                            DATE          SHARES OF COMMON       EXERCISE PRICE PER
DATE ISSUED                              EXERCISABLE     STOCK UPON EXERCISE    SHARE OF COMMON STOCK
------------------------------------   ---------------   -------------------    ---------------------

April 1995..........................   April 1995                33,750              $6.00 - $8.00
May 1995............................   May 1995                  11,827               $6.00
October 1995........................   October 1995              30,000               $2.50
January 1996........................   January 1996              32,500              $3.375 - 8.00
February 1996.......................   February 1996             15,000               $3.00 - 4.00
April 1996..........................   April 1996                22,500               $1.60
May 1996............................   May 1996                 100,000               $4.50
June 1996...........................   June 1996                 25,000               $4.50
June 1996...........................   August 1996            6,100,000              $2.50 - $3.00
                                                         -------------------
     Total as of June 30, 1996........................        6,370,577
                                                         -------------------
                                                         -------------------

     In addition, warrants for 150,000 shares at exercise prices ranging from $2.50 to $3.50 per share, and exercisable at dates through May 2000, may be purchased for a total of $7,500.

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Stock Options

     In 1991, the Company adopted a non-qualified stock option plan (the 'Stock Option Plan') for key employees, officers, directors and consultants to purchase up to 250,000 shares of Common Stock. In November, 1995, the Directors increased the number of available shares by 600,000. The Stock Option Plan is administered by the Directors, who have the authority to determine which officers and key employees of the Company will be granted options to acquire Common Stock ('Options'), the exercise price of the Options and the term of the Options. In no event shall an Option expire more than 10 years after grant.

     The following summarizes the Option transactions under the Stock Option Plan for the two fiscal years ended June 30, 1996:

                                                                             NUMBER       OPTION PRICE
                                                                            OF SHARES       PER SHARE
                                                                            ---------    ---------------

Outstanding at June 30, 1994.............................................    107,892     $6.00 to $22.00
     Granted.............................................................      8,750     $5.24 to $7.00
     Exercised...........................................................    (22,500)    $2.68 to $5.24
     Canceled............................................................     (3,334)         $6.00
                                                                            ---------
Outstanding at June 30, 1995.............................................     90,808
     Granted.............................................................    525,003     $2.00 to $3.00
     Canceled............................................................    (91,004)    $6.00 to $22.00
                                                                            ---------
Outstanding at June 30, 1996.............................................    524,807
                                                                            ---------
                                                                            ---------

     All the outstanding Options under the Stock Option Plan are exercisable and expire as follows: fiscal 1998 -- 2,084, fiscal 2000 -- 5,000 and fiscal 2003 -- 517,723. All Options granted in fiscal years 1995 and 1996 were issued at fair market value. In May, 1995, a $128,000 discount was given to a former Director of the Company to exercise 18,750 Options and was recognized as compensation expense. At June 30, 1996, 179,504 Options were available for grant.

     In addition to the Stock Option Plan, the Company has other option agreements with former officers, directors, employees and owners of an acquired company.

     The following summarizes transactions outside the Stock Option Plan for the two fiscal years ended June 30, 1996:

                                                                             NUMBER       OPTION PRICE
                                                                            OF SHARES       PER SHARE
                                                                            ---------    ---------------

Outstanding at June 30, 1994.............................................     73,791     $3.00 to $16.00
     Exercised...........................................................    (12,500)         $3.00
     Canceled............................................................    (28,875)    $6.00 to $16.00
                                                                            ---------
Outstanding at June 30, 1995.............................................     32,416
     Canceled............................................................    (30,166)    $4.50 to $6.00
                                                                            ---------
Outstanding at June 30, 1996.............................................      2,250
                                                                            ---------
                                                                            ---------

     All the outstanding Options under these agreements are exercisable and expire in fiscal 1999. A one-third discount, totaling $86,334 was given to non-affiliates when 36,083 Options were exercised in January 1994 and was recognized as compensation expense.

Common Stock in Treasury

     The Company has purchased 26,800 shares of its Common Stock for a total cost of $214,579 (or an average of $8.00 per share). In connection with the acquisition of HSGR assets, 15,000 shares were issued from the treasury stock. The remaining treasury shares have a total cost of $135,469 (or an average of $11.48 per share).

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. INCOME TAXES

     Income tax expense from continuing operations is as follows:

                                                                                 YEARS ENDED JUNE 30,
                                                                                 ---------------------
                                                                                  1995          1996
                                                                                 -------      --------
Current:
     Federal..................................................................     --            --
     State and local..........................................................   $75,000      $141,084
Deferred......................................................................     --            --
                                                                                 -------      --------

          Total...............................................................   $75,000      $141,084
                                                                                 -------      --------
                                                                                 -------      --------

     A reconciliation of the federal statutory income tax rate to the effective income tax rate based on pre-tax loss from continuing operations follows:

                                                                                  1995          1996
                                                                                 -------       -------

Statutory rate................................................................     (34)%         (34)%
Increase (decrease) in tax rate resulting from:
     Loss limitations and valuation allowance.................................      34            34
     State income taxes.......................................................     134            15
                                                                                 -------       -------

     Effective rate...........................................................     134%           15%
                                                                                 -------       -------
                                                                                 -------       -------

     Deferred tax assets and liabilities at June 30, are as follows:

                                                                                 1995           1996

Deferred tax assets:
     Net operating loss carryforwards.........................................   $ 374,000    $ 691,100
     Amortization of intangibles..............................................     133,000      142,300
     Other....................................................................     158,800       95,900
                                                                                 ---------    ---------
Total deferred tax assets.....................................................     665,800      929,300
     Valuation allowance......................................................    (364,400)    (789,800)
                                                                                 ---------    ---------
Net deferred tax assets.......................................................     301,400      139,500
                                                                                 ---------    ---------
Deferred tax liabilities:
     Cash to accrual adjustment...............................................    (262,500)    (139,500)
     Other....................................................................     (38,900)      --
                                                                                 ---------    ---------
          Total deferred tax liabilities......................................    (301,400)    (139,500)
                                                                                 ---------    ---------
          Total deferred taxes, net...........................................   $  --        $  --
                                                                                 ---------    ---------
                                                                                 ---------    ---------

     The Company has a net operating loss of approximately $2,032,000 available which expires from 2008 through 2011. These losses can only offset future income.

     No income taxes are allocable to the gain on sale of discontinued operations during 1995 due to utilization of net operating loss carryforwards.

15. GAINS FROM SALES OF SECURITIES

     In July, 1994, the Company borrowed $1,000,000 to fund the exercise by the Company of a common stock purchase warrant. The loan was collateralized by a pledge of such common stock pursuant to the terms of a pledge agreement. The parties to the $1,000,000 loan included, among others, the Company's former chairman, former president, a former director and a stockholder, who each provided $200,000. The other lenders were non-affiliates. The lenders received the repayment of the $1,000,000 loan, interest at 7.75% totaling $9,493 and a $300,000 commitment fee from the proceeds of the subsequent sales of such common stock. Effective July 1, 1994, the Company adopted SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' In accordance with SFAS No. 115, the Company's marketable equity securities were considered 'available-for-sale' investments and were

                  ALL-COMM MEDIA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

carried at market value with the difference between cost and market value recorded as a component of stockholders' equity. The cost of available-for-sale investments that were sold was based on specific identification. The Company subsequently sold all these securities and recognized a gain of $1,580,000 in fiscal 1995.

16. RELATED PARTY TRANSACTIONS

     A former Director of the Company is the senior managing director of a private merchant banking firm, which was paid approximately $5,700 for investment advisory services in fiscal 1995. In connection with the acquisition of Alliance, a finder's fee totaling $100,000 was paid in fiscal 1995 to the merchant banking firm. In addition, the former director and the other principal owner of the merchant banking firm each received 9,375 restricted shares of Common Stock valued at $2.67 per share and warrants to purchase 6,250 shares of Common Stock exercisable at $8.00 per share.

     On June 9, 1994, the Company borrowed $350,000 from the Company's former chief executive officer and its former president and pledged its equity interest in the Laughlin land as security for repayment of the loan. The note was due July 31, 1995 with interest at the rate of 7.25% (the Bank of America Nevada prime rate at the time of execution). The promissory note and interest of $8,695 were repaid in advance on October 4, 1994.

     A former Director of the Company, and another person serving as assistant secretary in 1993, were each partners in different law firms that provided legal services for which the Company recognized expenses aggregating approximately $31,000 in 1995.

     In April 1995, the former chairman of the Company purchased property and equipment owned by the Company with a cost of $160,109 and net book value of $5,870 for a discounted appraised value of $11,000 in cash.

     See Notes 3, 10, 11, 12, 13 and 15 for additional related party transactions.

17. NEW ACCOUNTING PRONOUNCEMENTS

     Adoption of the Financial and Accounting Standards Board ('FASB') Statement of Financial Accounting No. 121, 'Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to be Disposed of,' which is effective for financial statements for fiscal years beginning after December 15, 1995, is not anticipated to have a material effect on the Company's consolidated financial statements.

     The FASB recently issued Statement of Financial Accounting No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123'), which is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation cost for stock-based compensation under SFAS 123 or APB Opinion No. 25, 'Accounting for Stock Issued to Employees.' The Company has elected to continue the accounting treatment of such compensation pursuant to APB Opinion No. 25. However, starting in the first quarter of fiscal 1997, the Company will be required to make pro forma disclosure of net income and earnings per share as if the provisions of SFAS 123 had been applied.

18. PENDING ACQUISITION

     On May 30, 1996, the Company signed a letter of intent to acquire Metro Services Group, Inc. ('Metro'). Metro is a private company based in New York, New York, with offices in Michigan, Illinois and California. Metro develops and markets a variety of direct marketing services. Terms of the acquisition call for a tax-free exchange of stock and incentive option package for key employees, as well as contingent payments based on operating profits and performance. Consummation of the acquisition is subject to a number of conditions, including the negotiation of a definitive agreement and completion of financing arrangements. Accordingly, no assurance can be given that the acquisition will be consummated. Metro provides information-based services to direct marketers.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
METRO SERVICES GROUP, INC.:

     We  have audited  the accompanying balance  sheet of  Metro Services Group,
Inc. as of December 31, 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metro Services Group, Inc. at December 31, 1995, and the results of its operations, and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND L.L.P.

New York, New York
August 29, 1996.

                           METRO SERVICES GROUP, INC.
                                 BALANCE SHEETS
             AS OF DECEMBER 31, 1995 AND JUNE 30, 1996 (UNAUDITED)

                                                                                        DECEMBER 31,     JUNE 30,
                                                                                            1995           1996
                                                                                        ------------    -----------
                                                                                                        (UNAUDITED)
                                       ASSETS
Current assets:
     Cash............................................................................    $    7,918     $   138,004
     Accounts receivable billed, net of allowance of $82,118 and $34,051 (unaudited),
      respectively...................................................................     1,168,602         822,133
     Accounts receivable, unbilled...................................................     1,233,596         589,977
     Other...........................................................................         7,663          22,635
                                                                                        ------------    -----------
          Total current assets.......................................................     2,417,779       1,572,749
     Due from shareholder............................................................            --          50,000
     Fixed assets, net...............................................................        87,522          81,637
                                                                                        ------------    -----------
          Total assets...............................................................    $2,505,301     $ 1,704,386
                                                                                        ------------    -----------
                                                                                        ------------    -----------

                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable................................................................    $2,142,688     $ 1,634,219
     Due to shareholders and other related parties, net..............................        31,797          31,797
     Sales and income taxes payable..................................................        65,273          15,367
                                                                                        ------------    -----------
          Total current liabilities..................................................     2,239,758       1,681,383
Deferred rent........................................................................        30,583          32,958
                                                                                        ------------    -----------
          Total liabilities..........................................................     2,270,341       1,714,341
                                                                                        ------------    -----------
Commitments
Shareholders' equity (deficit):
     Common stock, no par value; 200 shares authorized, 100 shares issued and
      outstanding....................................................................         1,000           1,000
     Retained earnings (accumulated deficit).........................................       233,960         (10,955)
                                                                                        ------------    -----------
          Total shareholders' equity (deficit).......................................       234,960          (9,955)
                                                                                        ------------    -----------
               Total liabilities and shareholders' equity (deficit)..................    $2,505,301     $ 1,704,386
                                                                                        ------------    -----------
                                                                                        ------------    -----------

    The accompanying Notes are an integral part of the financial statements.

                           METRO SERVICES GROUP, INC.
                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND
            THE (UNAUDITED) SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                                                  DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                                            ------------------------    --------------------------
                                                               1994          1995          1995           1996
                                                            ----------    ----------    -----------    -----------
                                                                                               (UNAUDITED)

Revenues.................................................   $5,914,079    $8,096,307    $ 3,555,155    $ 3,552,708
                                                            ----------    ----------    -----------    -----------
Operating expenses:
     Direct costs........................................    3,290,265     4,652,820      2,021,634      1,918,736
     Salaries and benefits...............................    1,672,496     1,792,203        854,582      1,040,646
     Selling, general and administrative.................      867,845       899,323        441,660        503,582
     Professional fees...................................      133,073       175,855         99,275        104,236
                                                            ----------    ----------    -----------    -----------
          Total operating expenses.......................    5,963,679     7,520,201      3,417,151      3,567,200
                                                            ----------    ----------    -----------    -----------
          Income (loss) before provision for income
            taxes........................................      (49,600)      576,106        138,004        (14,492)
Provision for income taxes...............................        7,072        35,490          6,540             --
                                                            ----------    ----------    -----------    -----------
          Net income (loss)..............................   $  (56,672)   $  540,616    $   131,464    $   (14,492)
                                                            ----------    ----------    -----------    -----------
                                                            ----------    ----------    -----------    -----------
Pro forma data (unaudited) (Note 10):
     Historical income (loss) before provision for income
       taxes.............................................   $  (49,600)   $  576,106    $   138,004    $   (14,492)
     Pro forma benefit (provision) for income taxes......       (7,072)     (224,681)       (53,822)         5,652
                                                            ----------    ----------    -----------    -----------
     Pro forma net income (loss).........................   $  (56,672)   $  351,425    $    84,182    $    (8,840)
                                                            ----------    ----------    -----------    -----------
                                                            ----------    ----------    -----------    -----------

    The accompanying Notes are an integral part of the financial statements.

                           METRO SERVICES GROUP, INC.
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
               FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND
                 THE (UNAUDITED) SIX MONTHS ENDED JUNE 30, 1996

                                                                                           RETAINED
                                                                       COMMON STOCK        EARNINGS
                                                                     ----------------    (ACCUMULATED
                                                                     SHARES    AMOUNT      DEFICIT)         TOTAL
                                                                     ------    ------    -------------    ---------

Balance at January 1, 1994........................................     100     $1,000      $(249,984)     $(248,984)
     Net loss.....................................................      --        --         (56,672)       (56,672)
                                                                     ------    ------    -------------    ---------
Balance at December 31, 1994......................................     100     1,000        (306,656)      (305,656)
     Net income...................................................      --        --         540,616        540,616
                                                                     ------    ------    -------------    ---------
Balance at December 31, 1995......................................     100     1,000         233,960        234,960
     Dividends paid...............................................      --        --        (230,423)      (230,423)
     Net loss.....................................................      --        --         (14,492)       (14,492)
                                                                     ------    ------    -------------    ---------
Balance at June 30, 1996 (unaudited)..............................     100     $1,000      $ (10,955)     $  (9,955)
                                                                     ------    ------    -------------    ---------
                                                                     ------    ------    -------------    ---------

    The accompanying Notes are an integral part of the financial statements.

                           METRO SERVICES GROUP, INC.
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND
            THE (UNAUDITED) SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                                                                              SIX MONTHS ENDED
                                                                    DECEMBER 31,                  JUNE 30,
                                                               ----------------------    --------------------------
                                                                 1994         1995          1995           1996
                                                               ---------    ---------    -----------    -----------
                                                                                                (UNAUDITED)
Cash flows from operating activities:
     Net income (loss)......................................   $ (56,672)   $ 540,616     $ 131,464      $ (14,492)
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
          Provision for allowances..........................      32,414       56,342        15,291         34,051
          Depreciation......................................      63,263       59,436        29,719         22,590
          Deferred rent.....................................      10,833       19,750         9,875          2,375
          Changes in assets and liabilities:
               (Increase) decrease in accounts receivable...    (331,821)    (483,614)       13,188        956,037
               Increase in other assets.....................      (1,176)        (848)         (848)       (14,972)
               Increase (decrease) in accounts payable......     266,272       18,917        18,110       (508,469)
               Increase (decrease) in accrued expenses......      87,915     (219,952)     (219,952)            --
               (Decrease) increase in sales and income taxes
                 payable....................................     (17,425)      48,086          (185)       (49,906)
                                                               ---------    ---------    -----------    -----------
                    Net cash provided by (used in) operating
                      activities............................      53,603       38,733        (3,338)       427,214
                                                               ---------    ---------    -----------    -----------
Cash flows from investing activities:
     Purchase of fixed assets...............................     (78,344)     (42,704)       (1,887)       (16,705)
                                                               ---------    ---------    -----------    -----------
                    Net cash used in investing activities...     (78,344)     (42,704)       (1,887)       (16,705)
                                                               ---------    ---------    -----------    -----------
Cash flows from financing activities:
     Advance to shareholder.................................          --           --            --        (50,000)
     Dividends paid.........................................          --           --            --       (230,423)
                                                               ---------    ---------    -----------    -----------
                    Net cash used in financing activities...          --           --            --       (280,423)
                                                               ---------    ---------    -----------    -----------
                    Net (decrease) increase in cash.........     (24,741)      (3,971)       (5,225)       130,086
Cash, beginning of period...................................      36,630       11,889        11,889          7,918
                                                               ---------    ---------    -----------    -----------
Cash, end of period.........................................   $  11,889    $   7,918     $   6,664      $ 138,004
                                                               ---------    ---------    -----------    -----------
                                                               ---------    ---------    -----------    -----------
Supplemental disclosure of cash flow information:
     Cash paid during the period for:
          Interest..........................................   $  14,070    $  24,405     $   4,000      $   4,610
          Income taxes......................................   $     665    $  13,054     $  11,525      $  17,600

    The accompanying Notes are an integral part of the financial statements.

                           METRO SERVICES GROUP, INC.
                         NOTES TO FINANCIAL STATEMENTS
(INFORMATION PERTAINING TO JUNE 30, 1996 AND THE SIX MONTHS ENDED JUNE 30, 1995
                             AND 1996 IS UNAUDITED)

1. DESCRIPTION OF THE BUSINESS

     Metro Services Group, Inc. ('Metro' or the 'Company') develops and markets information-based services used primarily in direct marketing by a variety of commercial and not-for-profit organizations principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

     Revenue is recognized as services are performed.

     Unbilled receivables represent the portion of revenue recognized in excess of revenue billed due to completion of services performed.

Fixed Assets

     Fixed assets are stated at cost. Computer equipment and furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to seven years.

     Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in income.

Income Taxes

     The Company has elected to be treated as an S corporation for income tax reporting purposes, which requires the Company's income or loss for federal and certain state tax jurisdictions to be recognized by its shareholders. Consequently, the Company provides for income taxes only in those jurisdictions which do not recognize its S corporation status, mainly New York City. See Note 10.

     The Company recognizes deferred taxes by the asset and liability method of accounting for those jurisdictions which do not recognize its S corporation status. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted tax rates applicable to the years in which the differences are expected to reverse. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recently Issued Pronouncements

     In  March 1995,  the Financial  Accounting Standards  Board ('FASB') issued
Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of' ('SFAS 121'). SFAS 121 requires that an impairment loss be recognized for long-lived assets and certain identifiable intangibles when the carrying amount of these assets may not be recoverable. The Company believes that the adoption of SFAS 121 in fiscal 1996 will not have a material impact on the Company's results of operations or financial position.

                           METRO SERVICES GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
(INFORMATION PERTAINING TO JUNE 30, 1996 AND THE SIX MONTHS ENDED JUNE 30, 1995
                             AND 1996 IS UNAUDITED)

3. FIXED ASSETS

     Fixed assets comprise:

                                                                                   JUNE 30, 1996
                                                              DECEMBER 31, 1995    -------------
                                                              -----------------     (UNAUDITED)

Furniture and fixtures.....................................       $  37,327          $  43,791
Computer equipment.........................................         273,463            283,704
                                                              -----------------    -------------
     Total.................................................         310,790            327,495
Less: Accumulated depreciation.............................        (223,268)          (245,858)
                                                              -----------------    -------------
                                                                  $  87,522          $  81,637
                                                              -----------------    -------------
                                                              -----------------    -------------

     Depreciation expense for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 was $63,263, $59,436, $29,719
(unaudited) and $22,590 (unaudited), respectively.

4. COMMITMENTS

Operating Lease

     Metro is obligated under a 10 year lease for office space. Rent expense for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 amounted to $108,365, $162,262, $91,410 (unaudited), and $81,819
(unaudited), respectively.

     Modified in June 1994, this lease includes rent escalations at the end of the third, fourth and eighth years of this lease. At December 31, 1995 and June 30, 1996, Metro has recorded deferred rent expense of $19,750 and $2,375 (unaudited), respectively.

     Minimum annual lease commitments under the terms of the noncancelable operating leases are as follows:

              YEAR ENDING
             DECEMBER 31,                 COMMITMENTS
---------------------------------------   -----------

   1996................................   $  155,250
   1997................................      164,000
   1998................................      164,000
   1999................................      164,000
   2000................................      167,708
   Thereafter..........................      269,958
                                          -----------
                                          $1,084,916
                                          -----------
                                          -----------

Employment Contracts

     In 1993, Metro had entered into a contractual arrangement with a consultant to provide services to the Company. The contract provides for approximately $11,000 per year in future minimum consulting compensation through 1997.

5. RELATED PARTIES

     In January 1990, a related party loaned $50,000 to the Company in the form of a promissory note (the '1990 Note'). The loan is collateralized by a portion of the Company's receivables. The note bears interest at 12% per annum and is due in equal monthly installments on the last day of each month. The principal balance is payable at any time upon 30 days' written notice by either party. In 1993, the Company made a $25,000 advance to a party related to the owner of the 1990 Note, and in 1994, recorded the advance as a reduction of the 1990 Note. Additionally, in 1993, approximately $18,000 of Metro's expenses were paid by a shareholder related to the owner of the 1990 Note, and, in 1994, this

                           METRO SERVICES GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
(INFORMATION PERTAINING TO JUNE 30, 1996 AND THE SIX MONTHS ENDED JUNE 30, 1995
                             AND 1996 IS UNAUDITED)

receivable was applied against the 1990 Note to reduce its outstanding principal balance to approximately $7,000 at December 31, 1995. Interest expense incurred and paid in connection with this loan for the years ended December 31, 1994 and 1995, was approximately $6,000 and $4,000, respectively.

     In December 1992, a minority shareholder loaned $50,000 to the Company in the form of a promissory note. The loan is collateralized by certain accounts receivable. The note bears interest at 12% per year and is due in equal monthly installments on the last day of each month. The principal balance is payable at any time upon 30 day's written notice by either party. As of December 31, 1995 the outstanding principal balance relating to the loan was $25,000. Interest expense incurred and paid relating to this note was $3,000 per year in 1994 and 1995.

6. MAJOR CUSTOMERS

     For the years ended December 31, 1994 and 1995, sales to a single customer amounted to 12% and 10% of revenues, respectively. Accounts receivable from this customer at December 31, 1995 and June 30, 1996 totaled approximately $470,000 and $1,000, respectively. Subsequent to 1995, the Company ceased providing services to this customer. However, management believes that there will not be an adverse effect on the Company's financial position due to the loss of this customer.

7. EMPLOYEE BENEFIT PLANS

     On January 1, 1994, the Company established a 401(k) retirement plan (the 'Metro Retirement Plan') for certain of its employees to make qualified contributions, in 1% increments, limited to 20% of the contributing participant's annual compensation. The Company did not match any employee contributions in 1994 and 1995. Effective May 1, 1996, Metro amended the Metro Retirement Plan to provide for employer contributions to match up to 2% of an employee's contribution.

8. SUBSEQUENT EVENTS

     In February 1996, the Company declared and paid a dividend to its shareholders in the aggregate amount of $230,423.

     In May 1996, Metro entered into a non-binding letter of intent to be acquired by All-Comm Media Corporation.

9. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     (a) Basis of Presentation -- The interim unaudited financial statements reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company's management, necessary for a fair presentation of the financial position and results of operations for the periods presented. Revenues and net income (loss) for any interim period are not necessarily indicative of the results for a full year.

     (b) In February 1996, a shareholder of the Company borrowed $50,000 from the Company.

     (c) The Company is contingently liable for guarantees of lease payments owed by a related party of approximately $28,000. The Company is of the opinion that such related party will be able to perform its payment obligations in connection with such guaranteed lease payments and that no payments will be required and no losses will be incurred by the Company under such guarantees.

10. PRO FORMA DATA (UNAUDITED)

     The pro forma financial information is provided to show the significant effects on the historical financial information had the Company operated as a C corporation. Historically, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of state income tax laws.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of
STEPHEN DUNN & ASSOCIATES, INC.

     We have audited the balance sheet of Stephen Dunn & Associates, Inc. as of December 31, 1994 and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Dunn & Associates, Inc. as of December 31, 1994 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND L.L.P.

Los Angeles, California
June 2, 1995

                        STEPHEN DUNN & ASSOCIATES, INC.
                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1994

                                               ASSETS
Current assets:
     Cash...........................................................................................   $  164,910
     Accounts receivable, less allowance for doubtful accounts of $8,000............................    1,473,712
     Prepaid expenses and other current assets......................................................       58,818
                                                                                                       ----------
          Total current assets......................................................................    1,697,440
Property and equipment -- at cost, less accumulated depreciation of $702,842 -- Note 2..............      352,309
Deposits............................................................................................       23,452
                                                                                                       ----------
          Total assets..............................................................................   $2,073,201
                                                                                                       ----------
                                                                                                       ----------

                                LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
     Accounts payable...............................................................................   $  195,203
     Accrued wages and payroll taxes................................................................      262,586
     Accrued expenses and other current liabilities.................................................       70,956
     Current portion of long-term debt -- Note 5....................................................       78,353
     Income taxes payable...........................................................................       55,270
     Deferred income taxes -- Note 8................................................................       30,600
                                                                                                       ----------
          Total current liabilities.................................................................      692,968
                                                                                                       ----------
Long-term liabilities:
     Long-term debt, less current portion -- Note 5.................................................       10,517
     Other taxes and licenses -- Note 6.............................................................       72,000
                                                                                                       ----------
          Total long-term liabilities...............................................................       82,517
                                                                                                       ----------
Commitments and contingencies -- Notes 6 and 7
Shareholder's equity:
Common stock:
     Authorized -- 1,000 shares of no par common stock, issued and
       outstanding -- 400 shares....................................................................          400
     Retained earnings..............................................................................    1,464,839
     Loan receivable, shareholder...................................................................     (167,523)
                                                                                                       ----------
          Total shareholder's equity................................................................    1,297,716
                                                                                                       ----------
               Total liabilities and shareholder's equity...........................................   $2,073,201
                                                                                                       ----------
                                                                                                       ----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994

Revenues...........................................................................................   $13,595,763
                                                                                                      -----------
Salaries and benefits..............................................................................    10,344,131
Direct costs.......................................................................................       497,383
Selling, general and administrative................................................................     1,928,980
Professional fees..................................................................................        99,012
                                                                                                      -----------
          Total operating expenses.................................................................    12,869,506
                                                                                                      -----------
          Income from operations...................................................................       726,257
     Interest income...............................................................................         7,485
     Interest expense..............................................................................       (36,855)
                                                                                                      -----------
          Income before income taxes...............................................................       696,887
Provision for income taxes.........................................................................       (48,405)
                                                                                                      -----------
          Net income...............................................................................   $   648,482
                                                                                                      -----------
                                                                                                      -----------
     Pro forma data (unaudited) (Note 10):
     Historical income before income taxes.........................................................   $   696,887
     Pro forma provision for income taxes..........................................................      (271,786)
                                                                                                      -----------
          Pro forma net income.....................................................................   $   425,101
                                                                                                      -----------
                                                                                                      -----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                       STATEMENT OF SHAREHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                COMMON     RETAINED      LOANS TO
                                                                STOCK      EARNINGS     SHAREHOLDER      TOTAL
                                                                ------    ----------    -----------    ----------

Balance, December 31, 1993...................................    $400     $  816,357     $  --         $  816,757
     Net income..............................................    --          648,482        --            648,482
     Loans to shareholder....................................    --           --         ($167,523)      (167,523)
                                                                ------    ----------    -----------    ----------
Balance, December 31, 1994...................................    $400     $1,464,839     ($167,523)    $1,297,716
                                                                ------    ----------    -----------    ----------
                                                                ------    ----------    -----------    ----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

Cash flows from operating activities:
     Net income.......................................................................................   $648,482
     Adjustments to reconcile net income to net cash provided by (used in) operating activities:
          Depreciation................................................................................    166,671
          Provision for doubtful accounts.............................................................      2,000
          Increase in:
               Accounts receivable....................................................................   (380,219)
               Prepaid expense and other current assets...............................................    (31,739)
          Increase (decrease) in:
               Accounts payable.......................................................................    114,740
               Accrued wages and payroll taxes........................................................     73,483
               Accrued expenses and other current liabilities.........................................      6,029
               Income taxes payable...................................................................     54,205
               Deferred income taxes..................................................................      2,300
               Other taxes and licenses...............................................................     (4,300)
                                                                                                         --------
                    Net cash provided by operating activities.........................................    651,652
                                                                                                         --------
Cash flows from investing activities:
     Purchase of equipment............................................................................    (84,444)
                                                                                                         --------
                    Net cash used in investing activities.............................................    (84,444)
                                                                                                         --------
Cash flows from financing activities:
     Payments to shareholder..........................................................................   (293,626)
     Loans to shareholder.............................................................................   (167,523)
     Repayment of notes payable.......................................................................    (78,353)
                                                                                                         --------
                    Net cash used in financing activities.............................................   (539,502)
                                                                                                         --------
                    Net increase in cash..............................................................     27,706
Cash at beginning of year.............................................................................    137,204
                                                                                                         --------
Cash at end of year...................................................................................   $164,910
                                                                                                         --------
                                                                                                         --------
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest....................................................................................   $ 37,050
          Income taxes................................................................................      4,065

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

1. SIGNIFICANT ACCOUNTING POLICIES

     Stephen Dunn & Associates, Inc. (the 'Company') provides telemarketing and other services related to fund-raising campaigns for non-profit entities located throughout the United States.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions made in the preparation of the consolidated financial statements relate to the assessment of the carrying value of assets and liabilities. Actual results could differ from those estimates.

Recognition of Revenue

     Revenues from on-site campaigns are earned when pledged cash is received. Revenues from off-site campaigns are earned when the Company's services have been provided.

Property and Depreciation

     Property and equipment are reported at cost. Expenditures which improve or extend the life of the asset are capitalized, while maintenance and repairs which do not appreciably extend the useful lives of the related assets are charged to expenses as incurred.

     Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes

     The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code of 1986, as amended, and as a result the Company's federal taxable income or loss and tax credits are passed through to the individual shareholder -- see Note 10. However, the Company does have a liability for income taxes on its net income in prior years to the extent of the built-in gain which existed at the time of the S corporation election -- see
Note 6.

     Some states either do not recognize the Company's S corporation status or require income taxes at a reduced rate. The income tax provision relates to income taxes due on taxable income for those states plus deferred taxes related primarily to the differences that exist between the financial statement and the tax bases of the assets and liabilities. These differences are primarily a result of differences in depreciation methods and the use of the cash basis of accounting for tax reporting.

Cash and Cash Equivalents

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                        STEPHEN DUNN & ASSOCIATES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1994

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

Office furniture and equipment..............................   $  805,383
Automobile..................................................       26,581
Leasehold improvements......................................      223,187
                                                               ----------
                                                                1,055,151
Less accumulated depreciation...............................     (702,842)
                                                               ----------
                                                               $  352,309
                                                               ----------
                                                               ----------

     Depreciation expense for the year ended December 31, 1994 was $166,671.

3. RELATED PARTY

     The Company was indebted to its sole shareholder in the amount of $293,626 as of December 31, 1993. Interest was payable at 10%. This amount was repaid in 1994. The debt at December 31, 1993 included unpaid interest of $331. Interest expense for the year ended December 31, 1994 was $9,799.

     The Company advanced funds to its sole shareholder in the amount of $166,179 as of December 31, 1994. The advance accrues interest at 10% per annum, does not have a specified maturity date, and is reflected as a reduction in Shareholder's Equity. At December 31, 1994 the advance included unpaid interest of $1,344. Interest income for the year ended December 31, 1994 was $1,344.

     The Company leases its corporate business premises in Venice, California from its sole shareholder requiring monthly rental payments of $9,905 through January 1994 and $11,805 until the lease term expires on January 1, 1999, with an option for renewal at such time. The Company incurs all costs of insurance, maintenance and utilities. Total rent paid by the Company to its sole shareholder for the year ended December 31, 1994 was $139,754. Future minimum rental payments for this lease are as follows:

1995..........................................................   $141,654
1996..........................................................    141,654
1997..........................................................    141,654
1998..........................................................    141,654
                                                                 --------
                                                                 $566,616
                                                                 --------
                                                                 --------

4. CONCENTRATIONS OF CREDIT RISK

     The   Company  maintains   cash  deposits  with   primarily  one  financial
institution amounting to $254,051 at December 31, 1994. These deposits are insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions within the United States. At December 31, 1994, the Company had no significant concentrations of credit risk.

5. LONG-TERM DEBT

     During the year ended December 31, 1993, the Company refinanced two loans into a single bank loan. The bank note payable requires monthly principal payments of $6,529 plus interest based on the bank's prime rate of interest (8.5% at December 31, 1994) plus 1.75%. The note matures on January 15, 1996. The note is collateralized by substantially all of the Company's assets and is guaranteed by the shareholder. The debt to the shareholder is subordinate to the bank debt. The bank loan contains

                        STEPHEN DUNN & ASSOCIATES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1994

financial covenants including current ratio and working capital, debt/net worth, capital expenditure limits and cash flows.

     Maturity of the bank note payable is as follows:

                          YEAR ENDED
                         DECEMBER 31,
---------------------------------------------------------------

   1995........................................................   $78,353
   1996........................................................    10,517
                                                                  -------
                                                                   88,870
   Less current maturities.....................................    78,353
                                                                  -------
                                                                  $10,517
                                                                  -------
                                                                  -------

     The Company also has available an unsecured $350,000 line of credit at December 31, 1994. There were no borrowings from the line at December 31, 1994.

     Total interest incurred during the year ended December 31, 1994 on bank borrowings was $17,089.

6. COMMITMENTS AND CONTINGENCIES

     Effective October 1, 1990, the Company elected to be taxed as an S corporation. As a result, the Company is required to pay taxes on the built-in gain which existed when the Company converted from a C corporation to an S corporation. The Company estimates that the minimum tax on the built-in gain was $25,500. The actual liability may be higher if goodwill for tax purposes is determined to have existed at October 1, 1990. A provision for the minimum expected liability has been made. Interest and penalties of $15,045 have been estimated and recorded at December 31, 1994. Subsequent to December 31, 1994, the Company will be taxed as a C corporation -- see Note 9.

7. LEASE COMMITMENTS

     In addition to leasing corporate office space (Note 3), the Company leases office space in Berkeley, California, requiring monthly rental payments of $9,135. The lease term expired on October 22, 1994 and was extended to January 31, 1996 at $9,610 per month. There are no further options to renew this lease. Total rent paid by the Company for this location for the year ended December 31, 1994 was $110,570. Future minimum rental payments for this lease are as follows:

1995..........................................................   $115,320
1996..........................................................      9,610
                                                                 --------
                                                                 $124,930
                                                                 --------
                                                                 --------

     The Company also leases office space in New York, requiring monthly rental payments of $550. Total rent paid by the Company for this location for the year ended December 31, 1994 was $6,600.

8. INCOME TAXES

     As of December 31, 1994, deferred state tax liabilities recognized for taxable temporary differences totalled $30,600. There were no deferred state tax assets or valuation allowances recognized as of December 31, 1994.

     The provision for state income taxes consists of the following components:

Current taxes..................................................   $46,105
Deferred taxes.................................................     2,300
                                                                  -------
                                                                  $48,405
                                                                  -------
                                                                  -------

                        STEPHEN DUNN & ASSOCIATES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1994

     The Company has a capital loss carryforward of $10,000 available for offset against future capital gains.

9. SUBSEQUENT EVENTS

     On April 25, 1995, all of the outstanding common stock of the Company was acquired by Alliance Media Corporation ('Alliance') and subsequently by Sports-Tech, Inc. ('Sports-Tech') upon consummation of the merger between STI Merger Corporation, a wholly-owned subsidiary of Sports-Tech and Alliance. The Company has consequently changed its fiscal year-end from December 31 to June 30, and as a result of the acquisition, the Company will be taxed as a C corporation.

10. PRO FORMA DATA (UNAUDITED)

     The pro forma financial information is provided to show the significant effects on the historical financial information had the Company operated as a C corporation. Historically, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of state income tax laws.

                        STEPHEN DUNN & ASSOCIATES, INC.
                                 BALANCE SHEET
                                 MARCH 31, 1995
                                  (UNAUDITED)

                                               ASSETS
Current assets:
     Cash...........................................................................................   $  445,897
     Accounts receivable, less allowance for doubtful accounts of $6,000............................    1,578,099
     Prepaid expenses and other current assets......................................................       70,636
                                                                                                       ----------
          Total current assets......................................................................    2,094,632
Property and equipment -- at cost, less accumulated depreciation of $744,504........................      317,958
Deposits............................................................................................       23,452
                                                                                                       ----------
          Total assets..............................................................................   $2,436,042
                                                                                                       ----------
                                                                                                       ----------
                                LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
     Accounts payable...............................................................................   $   30,745
     Accrued wages and payroll taxes................................................................      628,413
     Accrued expenses and other current liabilities.................................................      165,508
     Current portion of long-term debt..............................................................       78,353
     Income taxes payable...........................................................................       55,270
     Deferred income taxes..........................................................................       30,600
                                                                                                       ----------
          Total current liabilities.................................................................      988,889
Long-term liabilities:
     Long-term debt, less current portion...........................................................       90,929
     Other taxes and licenses.......................................................................       72,000
                                                                                                       ----------
          Total liabilities.........................................................................    1,151,818
                                                                                                       ----------
Commitments and contingencies
Shareholder's equity:
Common stock:
     Authorized -- 1,000 shares of no par common stock; issued and outstanding  -- 400 shares.......          400
     Retained earnings..............................................................................    1,450,003
     Loan receivable, shareholder...................................................................     (166,179)
                                                                                                       ----------
          Total shareholder's equity................................................................    1,284,224
                                                                                                       ----------
               Total liabilities and shareholder's equity...........................................   $2,436,042
                                                                                                       ----------
                                                                                                       ----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                            STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)

Revenues............................................................................................   $3,551,095
                                                                                                       ----------
Salaries and benefits...............................................................................    2,620,585
Direct costs........................................................................................      187,442
Selling, general and administrative.................................................................      666,322
Professional fees...................................................................................       89,418
                                                                                                       ----------
     Total operating expenses.......................................................................    3,563,767
                                                                                                       ----------
Loss from operations................................................................................      (12,672)
Interest expense....................................................................................       (2,164)
                                                                                                       ----------
Loss before income taxes............................................................................      (14,836)
Provision for income taxes..........................................................................            0
                                                                                                       ----------
Net loss............................................................................................   $  (14,836)
                                                                                                       ----------
                                                                                                       ----------
Pro forma data (Note 10):
Historical loss before income taxes.................................................................   $  (14,836)
Pro forma benefit for income taxes..................................................................        5,786
                                                                                                       ----------
Pro forma net loss..................................................................................   $   (9,050)
                                                                                                       ----------
                                                                                                       ----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                       STATEMENT OF SHAREHOLDER'S EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)

                                                                COMMON     RETAINED      LOANS TO
                                                                STOCK      EARNINGS     SHAREHOLDER      TOTAL
                                                                ------    ----------    -----------    ----------

Balance, December 31, 1994...................................    $400     $1,464,839     ($167,523)    $1,297,716
Net loss.....................................................    --          (14,836)       --            (14,836)
Payments by shareholder......................................    --           --             1,344          1,344
                                                                ------    ----------    -----------    ----------
Balance, March 31, 1995......................................    $400     $1,450,003     ($166,179)    $1,284,224
                                                                ------    ----------    -----------    ----------
                                                                ------    ----------    -----------    ----------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                            STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)

Cash flows from operating activities:
     Net loss.........................................................................................   $(14,836)
     Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
          Depreciation................................................................................     41,952
     Increase in:
          Accounts receivable.........................................................................   (104,387)
          Prepaid expenses and other current assets...................................................    (11,818)
     Increase (decrease) in:
          Accounts payable............................................................................   (164,458)
          Accrued wages and payroll taxes.............................................................    365,827
          Accrued expenses and other current liabilities..............................................     94,552
                                                                                                         --------
               Net cash provided by operating activities..............................................    206,832
                                                                                                         --------
Cash flows from investing activities:
     Purchase of equipment............................................................................     (7,601)
     Payments by shareholder..........................................................................      1,344
                                                                                                         --------
               Net cash used in investing activities..................................................     (6,257)
                                                                                                         --------
Cash flows from financing activities:
     Borrowings on bank line of credit................................................................    100,000
     Payments on bank line of credit..................................................................    (19,588)
                                                                                                         --------
               Net cash provided by financing activities..............................................     80,412
                                                                                                         --------
Net increase in cash..................................................................................    280,987
Cash at beginning of period...........................................................................    164,910
                                                                                                         --------
Cash at end of period.................................................................................   $445,897
                                                                                                         --------
                                                                                                         --------

   The accompanying Notes are an integral part of these financial statements.

                        STEPHEN DUNN & ASSOCIATES, INC.
                     NOTES TO INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)

1. GENERAL

     The interim financial statements included herein were prepared by Stephen Dunn & Associates, Inc. (the 'Company') without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures are adequate to make the information presented not misleading. The interim financial statements reflect all adjustments that are, in the opinion of management, necessary for the fair presentation of the results for the interim period presented. All adjustments are of a recurring nature. These interim financial statements should be read in conjunction with the financial statements of the Company as of December 31, 1994 and the Notes thereto.

2. SUBSEQUENT EVENT

     On April 25, 1995, all of the outstanding common stock of the Company was acquired by Alliance Media Corporation ('Alliance') and subsequently by Sports-Tech, Inc. ('Sports-Tech') upon consummation of the merger between STI Merger Corporation, a wholly-owned subsidiary of Sports-Tech and Alliance. The Company has consequently changed its fiscal year-end from December 31 to June 30 and, as a result of the acquisition, the Company will be taxed as a C corporation.

3. PRO FORMA DATA

     The pro forma financial information is provided to show the significant effects on the historical financial information had the Company operated as a C corporation. Historically, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of state income tax laws.

_______________________________                  _______________________________

     NO UNDERWRITER, DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----

Prospectus Summary.............................     3
Risk Factors...................................     9
Special Note Regarding Forward-Looking
  Statements...................................    15
Use of Proceeds................................    15
Dividend Policy................................    15
Price Range of Common Stock....................    16
Capitalization.................................    17
Dilution.......................................    18
Pro Forma Condensed Combined Financial
  Information..................................    19
Selected Financial Data........................    24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    26
Business.......................................    33
Management.....................................    43
Principal and Selling Stockholders.............    54
Delayed Selling Stockholders and Plan of
  Distribution.................................    57
Certain Transactions...........................    59
Description of Capital Stock...................    61
Shares Eligible for Future Sale................    64
Underwriting...................................    71
Validity of Shares.............................    72
Experts........................................    72
Available Information..........................    72
Index to Financial Statements..................   F-1


                                 ALL-COMM MEDIA
                                  CORPORATION

                                1,500,000 SHARES
                                       OF
                                  COMMON STOCK

                                1,344,468 SHARES
                                       OF
                                  COMMON STOCK
                        BY DELAYED SELLING STOCKHOLDERS

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                            LT LAWRENCE & CO., INC.

                                         , 1996

_______________________________                  _______________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751 of the Nevada General Corporation Law (the 'NGCL') provides, in effect, that any person made a party to any action by reason of the fact that such person is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by such person as a result of such action, and in the case of a derivative action, against expenses (including attorney's fees), if in either type of action such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe such person's conduct was unlawful.

     Article Seventh, Section 6 of the by-laws of the Company, as amended (the 'By-Laws') provides that the Company shall indemnify each person who is or was an officer or director of the Company to the fullest extent permitted by Chapter 78 of the NGCL.

     In addition, the Company maintains customary directors, officers and corporate liability insurance policies.

     Reference is  made to  Section    of  the Underwriting  Agreement filed  as
Exhibit 1 hereto, pursuant to which the Underwriters have agreed to indemnify officers and directors of the Company against certain liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses, other than underwriting discounts and commissions, paid or payable in connection with the issuance and distribution of the Common Stock being registered hereby (as such expenses are estimated except as noted):

Securities and Exchange Commission Registration Fee.......................................   $  4,909*
National Association of Securities Dealers, Inc. Filing Fee...............................      1,368*
Nasdaq SmallCap MarketSM Listing Fee......................................................      **
Printing and Engraving Expenses...........................................................      **
Legal Fees and Expenses...................................................................      **
Accounting Fees and Expenses..............................................................      **
Blue Sky Fees and Expenses................................................................      **
Transfer Agent and Registrar Fees.........................................................      **
Miscellaneous Fees and Expenses...........................................................      **
                                                                                             --------
     Total................................................................................   $  **
                                                                                             --------
                                                                                             --------

------------

*  Actual

** To be provided by Amendment.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

MERGERS WITH ALLIANCE

Common Stock

     During fiscal 1996, the Company issued 95,441 shares of its common stock as compensation to various employees, directors and consultants. These shares were issued without registration under the Securities Act of 1933, as amended (the 'Securities Act'), pursuant to the exemption afforded by Section 4(2) of the Securities Act.

     In October 1996, the Company issued 1,814,000 shares of its common stock, valued at $7,256,000 in the aggregate to the former shareholders of Metro Services Group, Inc. ('Metro'), in connection with the Company's acquisition of Metro. These shares were issued without registration under the Securities Act, pursuant to the exemption afforded by Section 4(2) and Regulation D of the Securities Act.

     In March 1996, the Company issued 75,000 shares of its common stock to four individuals, including 12,500 shares to related parties, for an aggregate consideration of $120,000. There were no fees, commissions or discounts. These shares were issued without registration under the Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation D of the Securities Act.

     On May 31, 1995, the Company issued 413,759 shares of its common stock to certain accredited investors for aggregate consideration of $1,108,875, less fees, commissions and/or discounts aggregating $90,200. These shares were issued without registration under the Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation S of the Securities Act.

     On April 25, 1995, in connection with the merger with Alliance Media Corporation ('Alliance') and pursuant to the Acquisition Agreement dated as of February 7, 1995, as amended, relating thereto, the Company issued 1,025,000 shares of its common stock, valued at $2,745,000 in the aggregate, to the former stockholders of Alliance. The Company also issued 37,500 shares of its common stock, valued at $100,000 to former stockholders, to an investment banking firm and to a former officer as payment for certain finders fees related to the Merger. These shares and warrants were issued without registration under the Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation D of the Securities Act.

     Also on April 25, 1995, in connection with the sale of Sports-Tech International, Inc. ('STI'), the Company issued 5,000 shares of its common stock, valued at $38,750 in the aggregate, and warrants relating to 2,500 shares of its common stock to the former president of STI. These shares and warrants were issued without registration under the Securities Act, pursuant to the exemption afforded by Section 4(2) of the Securities Act.

Convertible Preferred Stock

     On May  9,  1996,  the  Company  issued  10,000  shares  of  its  Series  A
Convertible Preferred Stock to an institutional investor, convertible into 300,000 shares of the Company's common stock, for aggregate consideration of $750,000, less fees, commissions and/or discounts aggregating $63,000. These shares were issued without registration under the Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation S of the Securities Act. On June 7, 1996, in connection with the issuance of the Series B Preferred Stock and the convertible notes referred to below, the Company repurchased all of the outstanding shares of its Series A Preferred Stock for $800,000 plus fees of $12,500.

     On June 7, 1996, the Company issued 6,200 shares of its Series B Convertible Preferred Stock, convertible into 2,480,000 shares of the Company's common stock, for aggregate consideration of $3,100,000, less fees, commission and/or discounts aggregating $218,914, and warrants relating to 3,100,000 shares of its common stock to accredited investors. These shares and warrants were issued without registration under the Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation D of the Securities Act.

     Also on June 7, 1996, the Company issued $1,000,000 of convertible notes due June 1, 1998 to two accredited investors and warrants relating to 3,000,000 shares of its common stock. There were no fees, commissions or discounts. These notes and warrants were issued without registration under the

Securities Act pursuant to the exemption afforded by Section 4(2) and Regulation D of the Securities Act.

     On September 10, 1996, the convertible notes and the warrants issued to the holders of the convertible notes referred to above were rescinded retroactive to June 7, 1996 and replaced with 2,000 shares of the Company's Series C Preferred Stock (as defined in the Prospectus), convertible into 166,666 shares of the Company's common stock, for aggregate consideration of $1,000,000, and warrants relating to 3,000,000 shares of the Company's common stock. There were no fees, commissions or discounts. These shares and warrants were issued without registration under the Securities Act pursuant to the exemption afforded by Sections 4(2) and 3(a)(9) of the Securities Act.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

(a) Exhibits

 EXHIBIT
 NUMBER                                         ITEM                                                 EXHIBIT
---------  -------------------------------------------------------------------------------     --------------------
                                                                                                  (SEE NOTES)(*)
 1.1       Form of Underwriting Agreement                                                      B
 2.1       Acquisition  Agreement dated as of February  7, 1995 between Sports-Tech, Inc.,
           STI Merger Corporation and Alliance Media Corporation                               G    (1)
 2.2       Amendment No. 1 to the Acquisition Agreement dated April 21, 1995                   H    (2)
 2.3       Merger Agreement dated as of April 21, 1995 between STI Merger Corporation  and
           Alliance Media Corporation                                                          H    (3)
 2.4       Stock  Purchase Agreement dated  as of January 31,  1995 between Alliance Media
           Corporation and Mr. Stephen Dunn                                                    H    (4)
 2.5       Agreement and Plan of Merger dated as of October 1, 1996 between All-Comm Media
           Corporation,  Metro  Services   Group,  Inc.,  Metro   Merger  Corp.  and   the
           Shareholders named therein                                                          K    (2.1)
 3.1       Amended and Restated Articles of Incorporation                                      C    (3(a)(1))
 3.2       Certificate of Amendment to the Amended and Restated Articles of Incorporation      B
 3.3       Certificate of Amendment to the Amended and Restated Articles of Incorporation      D    (3(iii))
 3.4       Certificate of Amendment to the Amended and Restated Articles of Incorporation      E    (3(v))
 3.5       By-Laws                                                                             C    (3(c)(2))
 3.6       Certificate of Designation for Series B Convertible Preferred Stock, as amended     A
 3.7       Certificate of Designation for Series C Convertible Preferred Stock                 A
 5.1       Opinion of Lionel Sawyer & Collins                                                  B
10.1       1991 Stock Option Plan                                                              F    (28.1)
10.2       Operating  Covenants  Agreement dated  April  25, 1995  between  Alliance Media
           Corporation and Mr. Stephen Dunn                                                    H    (5)
10.3       Pledge Agreement dated as of April 25, 1995 between Alliance Media  Corporation
           and Mr. Stephen Dunn                                                                H    (6)
10.4       Lease  Agreement dated January 1, 1989  between Stephen Dunn & Associates, Inc.
           and Mr. Stephen Dunn relating to 1728 Abbott Kinney Boulevard                       A
10.5       Form of promissory note  of Alliance Media Corporation  payable to Mr.  Stephen
           Dunn with respect to sale of SD&A (included in Exhibit 2.4)                         H    (4)
10.6       Memorandums  of  Understanding relating  to deferral  of payments  on long-term
           obligations payable to seller of SD&A                                               J    (10.6)
10.7       Letter from  Mr. Stephen  Dunn  agreeing to  long-term obligation  payment  and
           restructuring                                                                       I    (10.9)
10.8       Form of Private Placement Purchase Agreement for Convertible Notes                  I    (10.8)
10.9       Form of Warrant Certificate (without registration rights)                           A
10.10      Form  of  promissory  note  of  All-Comm  Media  Corporation  issued  to former
           shareholders of Metro Services Group, Inc. (included in Exhibit 2.5)                K    (2.1)

 EXHIBIT
 NUMBER                                         ITEM                                                 EXHIBIT
---------  -------------------------------------------------------------------------------     --------------------
                                                                                                  (SEE NOTES)(*)
10.11(a)   Form of  Registration Rights  Agreement  dated as  of  October ,  1996  between
           All-Comm  Media  Corporation and  the Shareholders  named therein  (included in
           Exhibit 2.5)                                                                        K
10.11(b)   Amendment No. 1 to the Registration Rights Agreement dated as of October 9, 1996    B
10.12      Form of Employment Agreement between  All-Comm Media Corporation and Mr.  Barry
           Peters                                                                              A
10.13      Form  of Employment  Agreement between  All-Comm Media  Corporation and  Mr. E.
           William Savage                                                                      A
10.14      Form of Employment Agreement  between Stephen Dunn &  Associates, Inc. and  Mr.
           Stephen Dunn (included in Exhibit 2.4)                                              H    (4)
10.15      Form  of Employment Agreement  between Stephen Dunn &  Associates, Inc. and Mr.
           Thomas Scheir (included in Exhibit 2.4)                                             H    (4)
10.16      Form of Employment  Agreement between  Metro Services  Group, Inc.  and Mr.  J.
           Jeremy Barbera (included in Exhibit 2.5)                                            K    (2.1)
10.17      Form  of Employment Agreement between Metro Services Group, Inc. and Mr. Robert
           M. Budlow (included in Exhibit 2.5)                                                 K    (2.1)
10.18      Form of Employment Agreement between Metro  Services Group, Inc. and Ms.  Janet
           Sautkulis (included in Exhibit 2.5)                                                 K    (2.1)
10.19      Form of Consulting Agreement between All-Comm Media Corporation and Mr. Seymour
           Jones                                                                               A
10.20      Form  of Consulting  Agreement between  All-Comm Media  Corporation and  Mr. S.
           James Coppersmith                                                                   A
10.21      Form of  Consulting Agreement  between All-Comm  Media Corporation  and Mr.  C.
           Anthony Wainwright                                                                  A
10.22      Excerpt  from Confidential Private Placement  dated February 1995 Memorandum of
           Alliance Media Corporation relating to Common Stock registration rights             A
10.23(a)   Letter agreement dated  February 7,  1995 between  Alliance Media  Corporation,
           Sports-Tech,  Inc., Whale  Securities Co.,  L.P. and  Golenberg &  Geller, Inc.
           relating in part to Common Stock registration rights                                A
10.23(b)   Letter agreement  dated May  19, 1995  between All-Comm  Media Corporation  and
           Marshall Geller relating in part to Common Stock registration rights                A
10.23(c)   Letter  agreement dated  May 19,  1995 between  All-Comm Media  Corporation and
           Glenn Golenberg relating in part to Common Stock registration rights                A
10.24(a)   Settlement and Release  Agreement dated  as of  June 17,  1994 between  Sheldon
           Kasower, Membership Development, Inc. and Sports-Tech, Inc. relating in part to
           Common Stock registration rights                                                    A
10.24(b)   Letter  agreement dated January  13, 1995 between  Membership Development, Inc.
           and Sports-Tech, Inc. relating to Common Stock registration rights                  A
10.25      Form of Series B Convertible Preferred Stock Subscription Agreement relating in
           part to Common Stock registration rights                                            A
10.26      Form of  Series  C  Convertible  Preferred  Stock  Private  Placement  Purchase
           Agreement                                                                           A
10.27      Form of Warrant Certificate (with registration rights)                              A
10.28(a)   Option Agreement dated as of October 1, 1995 between All-Comm Media Corporation
           and certain individuals named therein                                               D    (10.4)
10.28(b)   Amendment to Option Agreement dated April 19, 1996                                  J    (10.5)
10.29      Form of Transfer and Registration Rights Agreement between Mr. Stephen Dunn and
           Sports-Tech, Inc. (included in Exhibit 2.4)                                         H    (4)
11.1       Statement Regarding Computation of Net Income Per Share                             E    (11)
21.1       List of Subsidiaries of the Company                                                 E    (22.1)
23.1       Consent of Lionel Sawyer & Collins (included in Exhibit 5.1)                        B
23.2       Consent of Coopers & Lybrand L.L.P. (Los Angeles)                                   A
23.3       Consent of Coopers & Lybrand L.L.P. (New York)                                      A

 EXHIBIT
 NUMBER                                         ITEM                                                 EXHIBIT
---------  -------------------------------------------------------------------------------     --------------------
                                                                                                  (SEE NOTES)(*)
24.1       Power  of Attorney executed by Barry Peters, E. William Savage, Scott Anderson,
           S. James Coppersmith, Seymour Jones, C. Anthony Wainwright and Jeremy Barbera       L
27.1       Financial Data Schedule                                                             A

(b) Financial Statement Schedules

     None.

Notes relating to Exhibits

     A  Filed herewith.

     B  To be filed by amendment.

     C Incorporated by reference to the Company's Registration Statement on Form S-4 No. 33-45192, declared effective on February 12, 1992.

     D Incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1995.

     E Incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1996.

     F  Incorporated  by  reference  to the Company's  Registration Statement on
        Form S-8 No. 33-43520, declared effective on                      .

     G Incorporated by reference to the Company's Report on Form 8-K dated February 7, 1995.

     H Incorporated by reference to the Company's Report on Form 8-K dated April 25, 1995.

     I Incorporated by reference to the Company's Report on Form 8-K dated June 7, 1996.

     J Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended March 31, 1996.

     K Incorporated by reference to the Company's Report on Form 8-K dated October 11, 1996.

     L Included on the signature page, at Page II-7, to this Registration Statement on Form SB-2.

*  Numbers in parentheses next to any of the above letters C through K refer  to
   the   exhibit  numbers  within  each  document  from  which  the  Exhibit  is incorporated by reference herein.

ITEM 28. UNDERTAKINGS.

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Culver City, in the State of California, on October 17, 1996.

                                          ALL-COMM MEDIA CORPORATION

                                          By:       /s/ BARRY PETERS
                                              ............................
                                                        BARRY PETERS
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below does hereby constitute and appoint Barry Peters, E. William Savage, Robert
A. Zuccaro, and Pamela Monahan, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, to do any and all acts and things in such person's respective name and on such person's respective behalf in any and all capacities that they or any of them may deem necessary or advisable to enable All-Comm Media Corporation to comply with the Securities Act of 1933, as amended (the 'Securities Act'), and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with a Registration Statement on Form SB-2 to be filed by All-Comm Media Corporation, including specifically, but not limited to, power and authority to sign for such respective person any and all amendments (including post-effective amendments and filings under Rule 462(b) under the Securities Act) thereto and to file the same, with all exhibits thereto and other documents therewith, with the Securities and Exchange Commission; and each such person does hereby ratify and confirm all that they or any of them, shall do or cause by virtue hereof. This power of attorney may be signed in counterparts.

     In   accordance  with  the   requirements  of  the   Securities  Act,  this
registration statement has been signed by the following persons in the capacities and on the dates stated.

                SIGNATURE                                     TITLE                                DATE
------------------------------------------  ------------------------------------------  ---------------------------

             /s/ BARRY PETERS               Chairman of the Board and Chief Executive        October 17, 1996
 .........................................    Officer
               BARRY PETERS                   (Principal Executive Officer)

          /s/ E. WILLIAM SAVAGE             Director, President, Chief Operating             October 17, 1996
 .........................................    Officer, Secretary and Treasurer (Chief
            E. WILLIAM SAVAGE                 Operating Officer)

            /s/ SCOTT ANDERSON              Chief Financial Officer                          October 17, 1996
 .........................................    (Principal Financial and Accounting
              SCOTT ANDERSON                  Officer)

         /s/ S. JAMES COPPERSMITH           Director                                         October 17, 1996
 .........................................
           S. JAMES COPPERSMITH

            /s/ SEYMOUR JONES               Director                                         October 17, 1996
 .........................................
              SEYMOUR JONES

        /s/ C. ANTHONY WAINWRIGHT           Director                                         October 17, 1996
 .........................................
          C. ANTHONY WAINWRIGHT

            /s/ JEREMY BARBERA              Director                                         October 17, 1996
 .........................................
              JEREMY BARBERA